
08048523

Because Testing



TERADYNE

2007 Shareholders' Letter



To Our Shareholders

Last year at this time, my message to shareholders reflected strong operating results, with record over-the-cycle free cash flow, increased market share and a very solid balance sheet. But all of that was accomplished in a healthy test equipment market, backed by a still robust world economy. Seasoned investors knew that the true test would come when we met the next, inevitable down-cycle.

We didn't have to wait long. That test came early in 2007 and lasted throughout the year. Yet our results, albeit down from the levels of 2006, were markedly better than in any down-cycle of the past 10 years.

Better Results in a Down Market

As the growth rate for System-On-a-Chip (SOC) semiconductors temporarily slowed in 2007, the worldwide market for test equipment had a typical sharp adjustment. After growing to $3.4 billion a year earlier, demand for SOC test equipment in 2007 dropped 26 percent, to $2.5 billion.

In view of prior corrections, we might have been expected to give back most of our up-cycle gains as the industry turned downward. But that's not what happened. Instead, we stayed profitable throughout the downturn, gained market share in our core Semiconductor Test market, and closed the year poised to release our strongest set of new products in recent memory.

At the same time, we completed our $400 million stock buy back program... announced an additional $400 million repurchase program... and initiated our acquisition of Nextest Systems Corporation, an up-and-coming force in the flash memory test market.

Improved Performance in a Down Year

	2005	2006	2007
Net Sales	$ 1,045	$ 1,356	$ 1,102
(Loss)/Income	$ (63.7)	$ 208.2	$ 71.9
Non-GAAP (Loss)/Income	$ (11.8)	$ 175.6	$ 83.2
(Loss)/Income per Common Share-Diluted	$ (0.32)	$ 1.06	$ 0.39
Non-GAAP Loss/Income per Common Share-Diluted	$ (0.06)	$ 0.90	$ 0.45

In August 2007, Teradyne sold its Broadband Test Division (BTD), and in November 2005, Teradyne sold its Connection Systems Division (TCS). BTD and TCS are classified as discontinued operations and their results are excluded from these numbers. In 2007, the difference between the GAAP and non-GAAP results relates mainly to the in-process research and development charges related to acquired technology.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-06462

TERADYNE, INC.

(Exact Name of Registrant as Specified in Its Charter)

MASSACHUSETTS	**04-2272148**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**
600 RIVERPARK DRIVE NORTH READING, MASSACHUSETTS	**01864**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (978) 370-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.125 per share	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or in any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 29, 2007 was approximately $3.3 billion based upon the closing price of the registrant's Common Stock on the New York Stock Exchange on that date.

The number of shares outstanding of the registrant's only class of Common Stock as of February 22, 2008 was 174,344,112 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement in connection with its 2008 annual meeting of shareholders are incorporated by reference into Part III.

TERADYNE, INC.

FORM 10-K

PART I

Item 1: ***Business***

We are a leading global supplier of automatic test equipment.

Our automatic test equipment products and services include:

- semiconductor test ("Semiconductor Test");
- circuit-board test and inspection systems, military/aerospace ("Mil/Aero") test instrumentation and systems and automotive diagnostic and test systems ("Systems Test Group")

On January 24, 2008, we completed our acquisition of Nextest Systems Corporation ("Nextest") for an estimated net purchase price of $325 million. This estimated purchase price is net of the cash acquired and includes the fair value of fully vested employee equity instruments and transaction costs. Nextest designs, develops, manufactures, sells and services low-cost, high throughput automated test equipment systems for the semiconductor industry. Nextest competes in the flash memory, flash card, and flash memory based system-on-chip ("SOC") markets. Their products are used to test integrated circuits such as microcontrollers, image sensors, smart cards and field programmable logic devices. Nextest will be included within our Semiconductor Test segment. See "Note U: Subsequent Events" in Notes to the Consolidated Financial Statements for further discussion of the acquisition.

On August 1, 2007, we completed the sale of our broadband test products business ("Broadband Test Division"), that provides test systems for testing lines and qualifying lines for Digital Subscriber Line ("DSL") telephone networks, to Tollgrade Communications, Inc. ("Tollgrade").

On November 30, 2005, we completed the sale of substantially all of the assets and certain of the liabilities of our interconnection systems products business that designs and manufactures backplane systems, printed circuit boards and high-speed, high-density connectors ("Connection Systems"), including the capital stock of our wholly-owned subsidiaries, Teradyne Connection Systems (Malaysia) Sdn. Bhd., Teradyne Connection Sys. De Mexico S.A. de C.V. and Teradyne Ireland Ltd., to Amphenol Corporation pursuant to an asset and stock purchase agreement, dated as of October 10, 2005, between Teradyne and Amphenol, as amended.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we are reporting Connection Systems and Broadband Test Division as discontinued operations in the consolidated financial statements for all periods presented. See "Note E: Discontinued Operations" in Notes to Consolidated Financial Statements for further discussion of the Connection Systems and Broadband Test Division divestitures. Unless indicated otherwise, amounts provided throughout this Form 10-K relate to continuing operations only.

On March 7, 2007, we purchased in-process enabling test technology and hired certain engineers from MOSAID Technologies Inc. for $17.6 million, which includes $0.6 million in fees directly related to the acquisition. Of the purchase price, $16.7 million has been allocated to in-process research and development and therefore has been immediately charged to the statement of operations. The balance of the purchase price has been allocated to acquired workforce and fixed assets.

This technology was purchased for the development of a new semiconductor test product. As of the acquisition date, the technology had not reached technical feasibility, had no alternative future use and its fair value was estimable with reasonable reliability, and therefore has been classified as in-process research and development. The technology is unique to the semiconductor test market and requires significant development. The estimated fair value of the in-process technology was determined based on the use of a discounted cash flow model using an income approach. Estimated cash flows were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization of the in-process technology. Such a valuation requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in-process project as well as the estimated cash flows to be generated as a result of completing the project development.

Statements in this Annual Report on Form 10-K which are not historical facts, or so called "forward-looking statements," are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Investors are cautioned that all forward-looking statements involve risks and uncertainties and are qualified in their entirety by reference to the risk factors described in "Item 1A: Risk Factors" and those risks detailed in our filings with the Securities and Exchange Commission (the "SEC").

Investor Information

We are a Massachusetts corporation incorporated on September 23, 1960. We are subject to the informational requirements of the Exchange Act. We file periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

You can access financial and other information, including the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, our Corporate Governance Guidelines and Standards of Business Conduct, by clicking the Investors link on our website at www.teradyne.com. We make available, free of charge, copies of our filings with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act through our website as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC.

Products

Semiconductor Test

We design, manufacture, sell and support Semiconductor Test products and services on a world wide basis. The test systems we provide are used both for wafer level and device package testing. These chips are used in automotive, communications, consumer, computer and electronic game applications, among others. Semiconductor devices span a broad range of functionality, from very simple low-cost devices such as appliance microcontrollers, operational amplifiers or voltage regulators to complex digital signal processors and microprocessors. Semiconductor Test products and services are sold to Integrated Device Manufacturers ("IDMs") that integrate the fabrication of silicon wafers into their business, "Fabless" companies that outsource the manufacturing of silicon wafers, "Foundries" that cater to the processing and manufacturing of silicon wafers, and subcontractors ("Subcons") that provide test and assembly services for the final packaged devices to both Fabless companies and IDMs. Fabless companies perform the design of integrated circuits without manufacturing capabilities, and use Foundries for wafer manufacturing and Subcons for test and assembly. These customers obtain the overall benefit of both comprehensively testing devices and reducing the total costs associated with testing by using our Semiconductor Test systems to:

- improve and control product quality;
- measure and improve product performance;
- reduce time to market; and
- increase production yields.

We have made significant investments in the last several years to introduce the new FLEX™ Test Platform Architecture. The FLEX Test Platform Architecture advances our core technologies to produce test equipment that is designed for high efficiency multi-site testing. Multi-site testing involves the simultaneous testing of more devices and functions in parallel. Leading semiconductor manufacturers are using multi-site testing to significantly improve their "Cost of Test" economics. The FLEX Test Platform architecture addresses customer requirements through four key capabilities:

1) A high efficiency multi-site architecture that eliminates tester overhead such as instrument setup, synchronization and data movement, and signal processing;

2) The IG-XL™ software operating system which provides fast program development, including instant conversion from single to multi-site test;

3) Broad technology coverage by instruments designed to cover the range of test parameters, coupled with a Universal Slot test head design that allows easy test system reconfiguration to address changing test needs; and

4) An open architecture design (OpenFLEX)™ which complements the FLEX Test Platform's broad set of high-density instrumentation by allowing third parties and customers to create customized test instrumentation that can further enhance system performance and test economics.

FLEX Test Platform purchases are being made by IDMs, Subcons and Fabless customers. The FLEX Test Platform has become a widely used test solution at Subcons and test houses by providing versatile testers that can handle the widest range of devices, allowing Subcons to leverage their capital investments. The broad consumer, automotive and broadband markets have been driving most of the device volume growth in the semiconductor industry. These markets include cell phones, set top boxes, HDTVs, game controllers, computer graphics, and automotive controllers to name a few. These end use markets are continuing to be a strong growth driver for the FLEX Test Platform family of products because they require a wide range of technologies and instrument coverage. The FLEX Test Platform has an installed base of more than 1,500 customer systems to date.

Our J750™ test system shares the IG-XL software environment with the family of FLEX Test Platform systems. The J750 is designed to address the highest volume semiconductor devices such as microcontrollers that are central to the functionality of almost every consumer electronics product, from small appliances to automotive engine controllers. J750 test systems combine compact packaging, high throughput and ease of production test. These benefits are possible due to the high level of integration in the design. A single circuit board in the J750 test system provides up to 64 digital input/output channels. We extended the J750 platform technology to create the IP750 Image Sensor™ test system. The IP750 is focused on testing image sensor devices used in digital cameras and other imaging products. The J750 platform has an installed base of over 2,500 systems and it continues to grow.

We continued to invest in the J750 platform with a set of J750Ex™ instrumentation that was released in 2007, with additional instrument releases planned for 2008. These instruments are bringing new capabilities to existing market segments and expanding the J750 platform to critical new devices that include high end microcontroller, LCD drivers, and the latest generation of cameras. These new J750Ex instruments are designed to be compatible with our customer's existing hardware and software investments and deliver industry leading parallel test economics while providing customers with flexibility to address next generation functional requirements.

Systems Test Group

Our Systems Test Group segment is comprised of 3 business units: Military/Aerospace ("Mil/Aero") Test, Commercial Board Test, and Diagnostic Solutions.

Mil/Aero Test

Our expertise in the test and diagnosis of printed circuit boards ("PCB") and subsystems has proven to be essential in supporting the ever-demanding military and aerospace markets. Our test solutions for these markets include high-performance systems, instruments and software solutions that manufacturers and repair depots depend on to ensure the readiness of commercial and military electronic systems.

New programs from tactical aircraft to missile systems, as well as widespread enhancement programs, continue to fuel the demand for high performance test systems. We are a leading provider of test instrumentation and systems with performance well suited to the demands of military/aerospace electronics manufacturers and repair depots worldwide. Success in this market is illustrated by our penetration into major Department of Defense programs across all U.S. military service branches and many allied military services worldwide.

Commercial Board Test

We also produce a variety of test and inspection systems sold to many of the industry's leading PCB original equipment manufacturers ("OEMs") and Subcons around the world. Because today's PCBs and electronic assemblies handle more functionality than ever before, they contain highly integrated circuits and more complex components that operate faster, use lower voltages and are more susceptible to assembly problems. Our assembly test and inspection systems combine the advanced diagnostic hardware and operating software needed to ensure product quality, sustain high manufacturing yield, verify functional operation, diagnose faults and effectively reduce manufacturing costs. Our products are sold to the electronics manufacturers of cell phones, servers, computers, Internet switches, automobiles and military avionics systems worldwide.

In-Circuit Test Systems

We manufacture in-circuit test ("ICT") systems that are used to assess electrical interconnections, verify interoperation and find faulty circuits aboard fully assembled and soldered PCBs. Fast, accurate and cost-effective diagnostic capabilities are hallmark features of our ICT systems, including the TestStation™ and Spectrum™ product families used in a variety of in-line, high-volume PCB test applications. These systems are also used in sample test environments for prototype testing and early-stage PCB design and development. Supporting technologies such as our patented SafeTest™ technology allow TestStation users to safely troubleshoot the low-voltage components and interconnects commonly found in battery-powered portable consumer electronics and low-power commercial equipment. In addition to standard ICT equipment, we offer combinational test platforms and handler-ready in-line test systems for high-volume board manufacturing.

Imaging Inspection Systems

PCB assembly trends are expected to force board manufacturers to reassess their inspection strategies. Due to the growing use of highly integrated system on chips and higher density double-sided boards, a high percentage of all solder connections are invisible to optical inspection systems. Combine this growing loss of visual and electrical access with the difficulties associated with detecting lead-free solder voids on double-sided boards, and the inspection problem is compounded. Our newly introduced Xstation™ MX, a fully Automated X-Ray Inspection ("AXI") system, addresses these problems when inspecting PCBs for manufacturing defects, including improper component placement and orientation, electrical opens and shorts and a host of other board quality issues. The Xstation MX uses ClearVue™, a patented three-dimensional X-Ray imaging technique, to more accurately detect subtle defects and manufacturing flaws, even as board complexities grow.

Diagnostic Solutions

We provide electronic test and diagnostic systems to the automotive OEMs and their major subcontractors. The systems are used throughout the vehicle's lifecycle from design through manufacture to after sale service and consist of highly integrated software and hardware components. As the number and complexity of electronic systems and embedded software proliferate in vehicles, the ability to manufacture and service those vehicles becomes increasingly dependent on electronic diagnostic equipment. Our Diagnostic Solutions' products fall into two categories:

OEM Service Diagnostics

OEM dealer service technicians use our systems to find faults in vehicles in use by their customers, and to reduce OEM warranty costs. Historically, the focus has been on fixing faults in the service bay, but is now growing to include the programming of vehicle software.

Vehicle Configuration and Test Solutions

Our VCATS™ products are used on automotive and major automotive subassembly production lines. These products connect to the vehicle to test and program or "configure" the electronic systems on vehicles. These vehicle electronic systems include engine control modules and subsystems such as braking, navigation and climate control. Our VCATS products are also able to link to an OEM's manufacturing control system in order to provide statistical quality reports to operators and management.

Both VCATS and OEM Service Diagnostics products utilize our GRADE-X™ authoring software enabling the manufacturing and service phases of vehicle development. Diagnostics for electronic modules and systems used on vehicles of our customers can be developed and written using the GRADE-X authoring software. The actual diagnosis of a customer's vehicle occurs in the OEM dealer's service bay utilizing a runtime portion of the software to facilitate the service and repair of the vehicle.

Discontinued Operations

On August 1, 2007, our Broadband Test Division business was sold to Tollgrade Communications, Inc. This business provided test systems for testing lines and qualifying lines for DSL telephone networks. On November 30, 2005, our Connection Systems business was sold to Amphenol Corporation. This business designed and manufactured high-performance connection systems including backplane systems, printed circuit boards and high-speed, high-density connectors. Connection Systems and Broadband Test Division have been reflected as discontinued operations in the accompanying financial statements.

Summary of Net Revenue by Reportable Segment

Our two reportable segments accounted for the following percentages of consolidated net revenue for each of last three years:

	2007	2006	2005
Semiconductor Test	80%	80%	78%
Systems Test Group	20	20	22
Total	100%	100%	100%

During the third quarter of 2007, our internal management reporting changed to better align with our operational management structure, resulting in a change in our reportable segments. Segment reporting has been restated for all periods presented to reflect this change. See "Note S. Operating Segments and Geographic Information" in Notes to Consolidated Financial Statements for more information.

Sales and Distribution

Prices for our systems can reach $2 million or more. In 2007, 2006, and 2005, no single customer accounted for more than 10% of our consolidated net revenue. In each of the years 2007, 2006, and 2005, our three largest customers in aggregate accounted for 16%, 18%, and 18% of consolidated net revenue, respectively.

Direct sales to United States government agencies accounted for 5%, 3% and 3% of consolidated net revenue in 2007, 2006 and 2005, respectively. Approximately 23%, 14%, and 15% of Systems Test Group's revenue in 2007, 2006 and 2005, respectively, was to United States government agencies and 16%, 13% and 17% of Systems Test Group's revenue in 2007, 2006 and 2005, respectively, was to government contractor customers.

We have sales and service offices located throughout North America, Asia, and Europe, as our customers outside the United States are located primarily in these geographic areas. We sell in these areas predominantly through a direct sales force. Our manufacturing activities are primarily conducted through subcontractors and outsourced contract manufacturers with a significant operation concentrated in China.

Sales to customers outside the United States accounted for 77%, 77%, and 78% of consolidated net revenue in 2007, 2006 and 2005, respectively. Sales to customers located in Singapore were 15%, 11%, and 14% of consolidated net revenue in 2007, 2006, and 2005, respectively. Sales to customers located in Taiwan were 13%, 14%, and 13% of consolidated net revenue in 2007, 2006 and 2005, respectively. Sales to customers located in Japan were 12%, 12% and 9% of consolidated net revenue in 2007, 2006 and 2005, respectively. Sales are attributed to geographic areas based on the location of the customer site.

See also "Item 1A: Risk Factors" and "Note G: Financial Instruments" in Notes to Consolidated Financial Statements.

Competition

We face significant competition throughout the world in each of our reportable segments. These competitors include, among others, Advantest Corporation, Verigy Inc., Credence Systems Corporation, LTX Corporation and Eagle Test Systems, Inc. Some of our competitors have substantially greater financial and other resources to pursue engineering, manufacturing, marketing and distribution of their products. We also face competition from internal suppliers at several of our customers. Some of our competitors have introduced or announced new products with certain performance characteristics which may be considered equal or superior to those we currently offer. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved cost of ownership and performance characteristics. See also "Item 1A: Risk Factors."

Backlog

At December 31, 2007 and 2006, our backlog of unfilled orders in our two reportable segments was as follows:

	2007	2006
	(in millions)	
Semiconductor Test	$236.2	$212.4
Systems Test Group	102.5	120.2
	$338.7	$332.6

Of the backlog at December 31, 2007, approximately 97% of the Semiconductor Test backlog and 96% of Systems Test Group backlog is expected to be delivered in 2008.

Customers may delay delivery of products or cancel orders suddenly and without significant notice, subject to possible cancellation penalties. Due to possible customer changes in delivery schedules and cancellation of orders, our backlog at any particular date is not necessarily indicative of the actual sales for any succeeding period. Delays in delivery schedules and/or cancellations of backlog during any particular period could have a material adverse effect on our business, financial condition, and results of operations.

Raw Materials

Our products contain electronic and mechanical components that are provided by a wide range of suppliers. Certain of these components are standard products, while others are manufactured to our specifications. We can experience occasional delays in obtaining timely delivery of certain items. While the majority of our components are available from multiple suppliers, certain items are obtained from sole sources. We may experience a temporary adverse impact if any of our sole source suppliers delays or ceases to deliver products.

Intellectual Property and Licenses

The development of our products, both hardware and software, is based in significant part on proprietary information, our brands and technology. We protect our rights in proprietary information, brands and technology through various methods, such as:

- patents;
- copyrights;
- trademarks;
- trade secrets;
- standards of business conduct and related business practices; and
- technology license agreements, software license agreements, non-disclosure agreements, employment agreements, and other agreements.

However, these protections might not be effective in all circumstances. Competitors might independently develop similar technology or exploit our proprietary information and our brands in countries where we lack enforceable intellectual property rights or where enforcement of such rights through the legal system provides an insufficient deterrent. Also, intellectual property protections can lapse or be invalidated through appropriate legal processes. We do not believe that any single piece of intellectual property or proprietary rights is essential to our business.

Employees

As of December 31, 2007, we employed approximately 3,600 people. Since the inception of our business, we have experienced no work stoppages or other labor disturbances. We have no collective bargaining contracts.

Engineering and Development Activities

The highly technical nature of our products requires a large and continuing engineering and development effort. Engineering and development expenditures for the years ended December 31, 2007, 2006 and 2005 were $204.3 million, $202.4 million and $216.4 million, respectively. These expenditures amounted to approximately 19%, 15% and 21% of consolidated net revenue in 2007, 2006 and 2005, respectively.

Environmental Affairs

We are subject to various federal, state, and local government laws and regulations relating to the protection of employee health and safety and the environment. We accrue for all known environmental liabilities when it becomes probable that we will incur cleanup costs and those costs can reasonably be estimated. The amounts accrued do not cover sites that are in the preliminary stages of investigation. Estimated environmental costs are not expected to materially affect the financial position or results of our operations in future periods. However, estimates of future costs are subject to change due to protracted cleanup periods and changing environmental remediation laws and regulations.

CEO Certification

An annual CEO certification was filed with the New York Stock Exchange on May 24, 2007 in accordance with its listing standards.

OUR EXECUTIVE OFFICERS

Pursuant to General Instruction G(3) of Form 10-K, the following table is included as an unnumbered item in Part I of this Annual Report on Form 10-K in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders. The table sets forth the names of all of our executive officers and certain other information relating to their positions held with Teradyne and other business experience. Our executive officers do not have a specific term of office but rather serve at the discretion of the Board of Directors.

Executive Officer	Age	Position	Business Experience For The Past 5 Years
Michael A. Bradley	59	Chief Executive Officer and President	Chief Executive Officer since 2004; President of Teradyne since 2003; President of Semiconductor Test from 2001 to 2003; Chief Financial Officer of Teradyne from 1999 to 2001; Vice President of Teradyne from 1992 to 2001.
Gregory R. Beecher	50	Vice President, Chief Financial Officer and Treasurer	Vice President and Chief Financial Officer of Teradyne since 2001 and Treasurer of Teradyne from 2003 to 2005 and since 2006; Partner at PricewaterhouseCoopers LLP from 1993 to 2001.
Eileen Casal	49	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Teradyne since 2003; Vice President, General Counsel and Corporate Secretary of GSI Lumonics Inc. from 2001 until 2003; Vice President, General Counsel and Corporate Secretary of Adero, Inc. from 2000 until 2001; Vice President, General Counsel and Assistant Clerk of Teradyne, from 1999 to 2000; from 1986 until 1999, Ms. Casal held a number of legal positions at Stratus Computer, Inc. including Vice President, General Counsel and Assistant Clerk.
Jeffrey R. Hotchkiss	60	President of Systems Test Group	President of Systems Test Group since 2007; President of Assembly Test Systems from 2004 to 2007, and President of Diagnostic Solutions from 2005 to 2007; Director, Chief Executive Officer and President of Empirix, Inc. from 2000 to 2004; Chief Financial Officer of Teradyne from 1997 to 1999; Vice President of Teradyne from 1990 to 1999.
Mark E. Jagiela	47	President of Semiconductor Test	President of Semiconductor Test since 2003; Vice President of Teradyne since 2001; General Manager of Teradyne's VLSI Test Division from 2000 to 2001; VLSI Test Division Engineering Manager from 1999 to 2000; Japan Division General Manager from 1991 to 1999.

Item 1A: *Risk Factors.*

Risks Associated with Our Business

We are subject to intense competition.

We face significant competition throughout the world in each of our reportable segments. Some of our competitors have substantial financial and other resources to pursue engineering, manufacturing, marketing and distribution of their products. We also face competition from internal suppliers at several of our customers. Some of our competitors have introduced or announced new products with certain performance characteristics which may be considered equal or superior to those we currently offer. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved cost of ownership and performance characteristics. New product introductions by competitors could cause a decline in revenues or loss of market acceptance of our products. Moreover, increased competitive pressure could lead to intensified price based competition, which could materially adversely affect our business, financial condition and results of operations.

Our business is dependent on the current and anticipated market for electronics, which historically has been highly cyclical.

Our business and results of operations depend in significant part upon capital expenditures of manufacturers of semiconductors and other electronics, which in turn depend upon the current and anticipated market demand for those products. The market demand for electronics is impacted by economic slowdowns. Historically, the electronics and semiconductor industry has been highly cyclical with recurring periods of over-supply, which often have had a severe negative effect on demand for test equipment, including systems we manufacture and market. We believe that the markets for newer generations of electronic products such as those that we manufacture and market will also be subject to similar fluctuations. We are dependent on the timing of orders from our customers, and the deferral or cancellation of previous customer orders could have an adverse effect on our results of operations. We cannot assure that the level of revenues or new orders for a calendar quarter will be sustained in subsequent quarters. In addition, any factor adversely affecting the electronics industry or particular segments within the electronics industry may adversely affect our business, financial condition and operating results.

Our operating results are likely to fluctuate significantly.

Our annual operating results are affected by a wide variety of factors that could materially adversely affect revenues and profitability.

The following factors are expected to impact future operations:

- competitive pressures on selling prices;
- our ability to introduce and the market acceptance of new products in 2008 and beyond;
- changes in product revenue mix resulting from changes in customer demand;
- the level of orders received which can be shipped in a quarter resulting from the tendency of customers to wait until late in a quarter to commit to purchase due to capital expenditure approvals and constraints occurring at the end of a quarter, or the hope of obtaining more favorable pricing from a competitor seeking the business;
- engineering and development investments relating to new product introductions in 2008 and beyond, and the expansion of manufacturing, outsourcing and engineering operations in Asia;
- the ability of our suppliers and subcontractors to meet product quality or delivery requirements needed to satisfy customer orders for our products, especially if product demand increases rapidly;
- provisions for excess and obsolete inventory relating to the lack of demand for and the discontinuance of products;
- impairment charges for certain long-lived assets; and
- parallel or multi-site testing could lead to a decrease in the ultimate size of the market for our products.

As a result of the foregoing and other factors, we have and may continue to experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect our business, financial condition, operating results and stock price.

We are subject to risks of operating internationally.

A significant portion of our total revenue is derived from customers outside the United States. Our international sales and operations are subject to significant risks and difficulties, including:

- unexpected changes in legal and regulatory requirements affecting international markets;
- changes in tariffs and exchange rates;
- social, political and economic instability, acts of terrorism and international conflicts;
- difficulties in protecting intellectual property;
- difficulties in accounts receivable collection;
- cultural differences in the conduct of business;
- difficulties in staffing and managing international operations; and
- compliance with customs regulations.

In addition, an increasing portion of our products and the products we purchase from our suppliers are sourced or manufactured in foreign locations, including China, and a large portion of the devices our products test are fabricated and tested by foundries and subcontractors in Taiwan, Singapore, China and other parts of Asia. As a result, we are subject to a number of economic and other risks, particularly during times of political or financial instability in these regions. Disruption of manufacturing or supply sources in these international locations could materially adversely impact our ability to fill customer orders and potentially result in lost business.

If we fail to develop new technologies to adapt to our customers' needs and if our customers fail to accept our new products, our revenues will be adversely affected.

We believe that our technological position depends primarily on the technical competence and creative ability of our engineers. In a rapidly evolving market, such as ours, the development of new technologies, commercialization of those technologies into products and market acceptance and customer demand for those products are critical to our success. Successful product development, introduction and acceptance depend upon a number of factors, including:

- new product selection;
- ability to meet customer requirements;
- development of competitive products by competitors;
- timely and efficient completion of product design;
- timely and efficient implementation of manufacturing and manufacturing processes;
- timely remediation of product performance issues, if any, identified during testing;
- assembly processes and product performance at customer locations;
- differentiation of our products from our competitors' products; and
- management of customer expectations concerning product capabilities and product life cycles.

If our suppliers do not meet product or delivery requirements, we could have reduced revenues and earnings.

Certain components, including semiconductor chips, may be in short supply from time to time because of high industry demand or the inability of some vendors to consistently meet our quality or delivery requirements. Approximately 30% of material purchases require some custom work where having multiple suppliers would be cost prohibitive. If any of our suppliers were to cancel contracts or commitments or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition. In addition, we rely on contract manufacturers for certain subsystems used in our products, and our ability to meet customer orders for those products depends upon the timeliness and quality of the work performed by these subcontractors, over whom we do not exercise any control.

To a certain extent, we are dependant upon the ability of our suppliers and contractors to help meet increased product or delivery requirements. Many of our suppliers have implemented cost reduction strategies, just as we have, to address the slowdowns in the market. It may be difficult for these suppliers to meet delivery requirements in a period of rapid growth, therefore impacting our ability to meet our customers demands.

We rely on the financial strength of our suppliers. There can be no assurance that the loss of suppliers either as a result of financial viability, bankruptcy or otherwise will not have a material adverse effect on our business, results of operations or financial condition.

Our operations may be adversely impacted if our outsourced contract manufacturers or service providers fail to perform.

We depend on Flextronics International Ltd. ("Flextronics") to manufacture and test our FLEX family of products from their facility in China. If for any reason Flextronics cannot provide us with these products in a timely fashion, or at all, we may not be able to sell these products to our customers until we enter a similar arrangement with an alternative contract manufacturer. If we experience a problem with our supply of products from Flextronics, it may take us significant time to either manufacture the product or find an alternate contract manufacturer, which could result in substantial expense and disruption to our business.

We have also outsourced a number of our general and administrative functions, including information technology, to reputable service providers, many of which are in foreign countries, sometimes impacting communication with them because of language and time difficulties. Their presence in foreign countries also increases the risk they could be exposed to political risk. Additionally, there may be difficulties encountered in coordinating the outsourced operations with existing functions and operations. If we fail in successfully coordinating and managing the outsourced service providers, it may cause an adverse affect on our operations which could result in a decline in our stock price.

We may incur higher tax rates than we expect.

We are subject to paying income taxes in the United States and various other countries where we operate. Our effective tax rate is dependent on where our earnings are generated and the tax regulations and the interpretation and judgment of administrative tax or revenue entities in the United States and such other countries. We have pursued a global tax strategy which could adversely be affected by our failure to expand operations or earnings in certain countries, the mix of earnings and tax rates in the countries where we operate, changes to tax laws or an adverse tax ruling by administrative entities. We are also subject to tax audits in the countries where we operate. Any material assessment resulting from an audit from an administrative tax or revenue entity could also negatively affect our financial results.

We may continue to acquire new businesses or form strategic alliances in the future, and we may not always realize the benefits of such acquisitions.

In January 2008, we acquired Nextest Systems Corporation. We may continue to acquire additional businesses, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing businesses. If we acquire businesses or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate it with our existing operations and company culture. We may have difficulty in developing, manufacturing and marketing the products of a newly acquired company that enhances the performance of our combined businesses or product lines to realize value from expected synergies. We cannot assure that, following an acquisition, we will achieve the revenue or net income levels that justify the acquisition. Additionally we may fund the acquisition of new businesses, strategic alliances or joint ventures by utilizing our cash, raising debt, issuing shares of our common stock, or by other means. The financing of such transactions may affect our stock price or significantly dilute our shareholders.

We have taken measures to ensure that we are prepared to address slowdowns in the market for our products, which could have long-term negative effects on our business or impact our ability to adequately address a rapid increase in customer demand.

We have taken, and continue to take, measures to ensure that we are prepared to address slowdowns in the market for our products. These measures include shifting more of our operations to lower cost regions, outsourcing manufacturing processes, divesting of certain businesses, implementing material cost reduction programs and reducing planned capital expenditures and expense budgets. We cannot assure that the measures we have taken will not impair our ability to effectively develop and market products, to remain competitive in the industries in which we compete, to operate effectively, to operate profitably during slowdowns or to effectively meet a rapid increase in customer demand. These measures may have long-term negative effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products, making it more difficult to hire and retain talented individuals and to quickly respond to customers or competitors in an upward cycle.

We may incur significant liabilities if we fail to comply with environmental regulations.

We are subject to both domestic and international environmental regulations and statutory strict liability relating to the use, storage, discharge, site cleanup and disposal of hazardous chemicals used in our manufacturing processes. If we fail to comply with present and future regulations, or are required to perform site remediation, we could be subject to future liabilities or the suspension of production. Present and future regulations may also:

- restrict our ability to expand facilities;
- restrict our ability to ship certain products into the European Union or elsewhere;
- require us to modify our operations logistics;
- require us to acquire costly equipment; or
- require us to incur other significant costs and expenses.

Pursuant to present regulations and agreements, we are conducting groundwater and subsurface assessment and monitoring and are implementing remediation and corrective action plans for facilities located in California, Massachusetts and New Hampshire which are no longer conducting manufacturing operations. As of December 31, 2007, we have not incurred material costs as result of the monitoring and remediation steps taken at the California, Massachusetts and New Hampshire sites.

On January 27, 2003, the European Union adopted the following directives: (i) the directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the "RoHS Directive"); and (ii) the directive on Waste Electrical and Electronic Equipment (the "WEEE Directive"). The WEEE Directive became effective August 13, 2005 and the RoHS Directive became effective on July 6, 2006. Both the RoHS Directive and the WEEE Directive alter the form and manner in which electronic equipment is imported, sold and handled in the European Union. Other jurisdictions, such as China, have followed the European Union's lead in enacting legislation with respect to hazardous substances and waste removal. Ensuring compliance with the RoHS Directive, the WEEE Directive and similar legislation in other jurisdictions, and integrating compliance activities with our suppliers and customers could result in additional costs and disruption to operations and logistics and thus, could have a negative impact on our business, operations and financial condition.

We currently are and in the future may be subject to litigation that could have an adverse effect on our business.

From time to time, we may be subject to litigation or other administrative and governmental proceedings that could require significant management time and resources and cause us to incur expenses and, in the event of an adverse decision, pay damages in an amount that could have a material adverse effect on our financial position or results of operations.

For example, in connection with our August 2000 acquisition of each of Herco Technology Corp. and Perception Laminates, Inc., a complaint was filed on or about September 5, 2001 by the former owners of those companies naming as defendants Teradyne and two of our then executive officers. Additionally, in 2001, we were designated as a "potentially responsible party" at a clean-up site in Los Angeles, California. This claim also arises out of our acquisition of Perception Laminates in August 2000. Prior to that date, Perception Laminates had itself acquired certain assets of Alco Industries Inc. under an asset purchase agreement dated October 20, 1992. These matters are further described in "Item 3: Legal Proceedings."

We have significant guarantees and indemnification obligations.

From time to time we make guarantees to customers regarding the performance of our products and guarantee certain indebtedness, performance obligations or lease commitments of our subsidiary and affiliate companies. We also have agreed to provide indemnification to our officers, directors, employees and agents, to the extent permitted by law, arising from certain events or occurrences while the officer, director, employee or agent, is or was serving at our request in such capacity. If we become liable under any of these obligations, it could materially and adversely affect our business, financial condition and operating results. For additional information see "Note K: Commitments and Contingencies—Guarantees and Indemnification Obligations" in Notes to Consolidated Financial Statements.

If we are unable to protect our intellectual property, we may lose a valuable asset or may incur costly litigation to protect our rights.

We protect the technology that is incorporated in our products ("IP") in several ways, including through patent, copyright, and trade secret protection and by contractual agreement. However, even with these protections, our IP may still be challenged, invalidated or subject to other infringement actions. While we believe that our IP has value in the aggregate, no single element of our IP is in itself essential. If a significant portion of our IP is invalidated or ineffective, our business could be materially adversely affected. In addition, we receive notifications from time to time that we may be in violation of patents held by others. An assertion of patent infringement against us, if successful, could have a material adverse effect on our ability to sell our products, or require a significant use of management resources and necessitate a lengthy and expensive defense which could adversely affect our operating results.

Our business may suffer if we are unable to attract and retain key employees.

Competition for employees with skills we require is intense in the high technology industry. Our success will depend on our ability to attract and retain key technical employees. The loss of one or more key or other employees, a decrease in our inability to attract additional qualified employees, or the delay in hiring key personnel could each have a material adverse effect on our business, results of operations or financial condition.

Our business is impacted by worldwide economic cycles, which are difficult to predict.

Capital equipment providers in the electronics and semiconductor industries, such as Teradyne, have, in the past, been negatively impacted by sudden slowdowns in the global economies, and resulting reductions in customer capital investments. The duration of slowdowns in global economies and reductions in customer capital investments, which may adversely impact our business, are difficult to predict.

Acts of war, terrorist attacks and the threat of domestic and international terrorist attacks may adversely impact our business.

Acts of war and terrorist attacks may cause damage or disruption to our employees, facilities, customers, suppliers and distributors which could have a material adverse effect on our business, results of operation or financial condition. As we, our outsourced manufacturing providers and our suppliers sell and manufacture products both in the United States and internationally, the threat of future terrorist attacks could lead to changes in security and operations at these locations which could increase our operating costs and which may adversely affect our business. Such conflicts may also cause damage or disruption to transportation and communication systems. We have completed some emergency preparedness planning and have a business continuity plan in case some of these events occur. However, we cannot be certain that our plans will be effective in the event of a disaster or other situation. All of these conditions make it difficult for us, and our customers, to accurately forecast and plan future business activities and could have a material adverse effect on our business, financial condition and results of operations.

Provisions of our charter and by-laws and Massachusetts law make a takeover of Teradyne more difficult.

During 2007, we made several important corporate governance changes, which included, declassification of our Board of Directors, adoption of majority voting standard for the election of our directors, and early termination of our shareholder rights plan. Despite these changes, there are still provisions in our basic corporate documents and under Massachusetts law that could discourage, delay or prevent a change in control, even if a change in control may be regarded as beneficial to some or all of our stockholders.

Item 1B: *Unresolved Staff Comments.*

None.

Item 2: *Properties*

The following table provides certain information as to our principal general offices and manufacturing facilities.

Location	Operating Segment	Major Activity+	Approximate Square Feet of Floor Space
Properties Owned:			
North Reading, Massachusetts	Semiconductor Test, Systems Test Group & Corporate Offices	1-2-3-4-5	763,000(a)
Agoura Hills, California	Semiconductor Test	3-5	240,000(b)
Kumamoto, Japan	Semiconductor Test	2-3-4-5	75,000
Subtotal of Owned Properties			1,078,000
Properties Leased:			
Westford, Massachusetts	—	—	230,000(c)
Woburn, Massachusetts	Semiconductor Test	2-6	69,000
Shanghai, China	Semiconductor Test & Systems Test Group	2-5-6	43,000
Stockport, England	Systems Test Group (Diagnostic Solutions business unit)	2-3-4-5-6	75,000
Cebu, Philippines	Semiconductor Test	2-6	64,000
Agoura Hills, California	Semiconductor Test	—	59,000(d)
Bracknell, England	Semiconductor Test & Systems Test Group	3-4-5	44,000(e)
Tai Yuan, Taiwan	Semiconductor Test & Systems Test Group	5	43,000
San Jose, California	Semiconductor Test	4-5	36,000
Subtotal of Leased Properties			663,000
Total Square Feet of Floor Space			1,741,000

+ Major activities have been separated into the following categories: 1. Corporate Administration, 2. Sales Support and Manufacturing, 3. Engineering and Development, 4. Marketing, 5. Sales and Administration, and 6. Storage and Distribution.

(a) One 200,000 square feet building in this 5 building campus is being marketed for sale. In 2008, Teradyne will begin to consolidate and relocate the operations in this building into the 4 remaining buildings on the campus. The consolidation is estimated to be complete by July of 2009.

(b) Approximately 60,000 square feet are being marketed for lease.

(c) This space consists of two buildings. One building is subleased and the other is vacant.

(d) This space is unoccupied.

(e) Portions of the property are subleased.

Item 3: ***Legal Proceedings***

On September 5, 2001, after our August 2000 acquisition of Herco Technology Corp. and Perception Laminates, Inc., the former owners of those companies filed a complaint against Teradyne and two of our then executive officers in the Federal District Court in San Diego, California, asserting securities fraud and breach of contract related to the acquisition. The District Court dismissed certain of the plaintiffs' claims, granted partial summary judgment against them with respect to their breach of contract claim and denied their motion for reconsideration. In July 2007, after an appeal by the plaintiffs, the U.S. Court of Appeals for the Ninth Circuit affirmed in part and reversed in part the District Court rulings. We petitioned the Ninth Circuit for rehearing of the ruling that it reversed. In October 2007, the Ninth Circuit denied our petition for rehearing. We will continue to defend the claim that was sent back to the District Court.

In 2001, we were designated as a Potentially Responsible Party ("PRP") at a clean-up site in Los Angeles, California. This claim arose out of our acquisition of Perception Laminates in August 2000. Prior to that date, Perception Laminates had itself acquired certain assets of Alco Industries Inc. under an asset purchase agreement in 1992. Neither Teradyne nor Perception Laminates have ever conducted any operations at the Los Angeles site. We have asked the State of California to drop the PRP designation, but California has not yet agreed to do so.

We believe that we have meritorious defenses against the above unsettled claims and intend to vigorously contest them. While it is not possible to predict or determine the outcomes of the unsettled claims or to provide possible ranges of losses that may arise, we believe the potential losses associated with all of these actions will not have a material adverse effect on its consolidated financial position or liquidity, but could possibly be material to its consolidated results of operations of any one period.

In addition, we are subject to legal proceedings, claims and investigations that arise in the ordinary course of business such as, but not limited to, patent, employment, commercial and environmental matters. Although there can be no assurance, there are no such matters pending that we expect to be material with respect to its business, financial position or results of operations.

Item 4: ***Submission of Matters to a Vote of Security Holders.***

None.

PART II

Item 5: ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

The following table shows the market range for our common stock based on reported sale prices on the New York Stock Exchange.

Period	High	Low
2006		
First Quarter	$18.08	$14.22
Second Quarter	18.00	13.31
Third Quarter	14.49	11.50
Fourth Quarter	15.59	12.95
2007		
First Quarter	$17.30	$14.64
Second Quarter	18.53	16.22
Third Quarter	18.28	13.72
Fourth Quarter	14.36	10.02

The number of record holders of our common stock at February 22, 2008 was 2,695.

We have never paid cash dividends because it has been our policy to use earnings to finance expansion and growth. Payment of future cash dividends will rest within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition.

See "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations—Equity Compensation Plans," for information on our equity compensation plans and our performance graph.

The following table includes information with respect to repurchases we made of our common stock during the quarter ended December 31, 2007 (in thousands except per share data):

Period	(a) Total Number of Shares (or units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that may Yet Be Purchased Under the Plans or Programs
October 1, 2007—October 28, 2007 (1)	2,481	$13.92	27,947	$ 0
October 29, 2007—November 25, 2007 (2)	981	$11.66	981	$388,568
November 26, 2007—December 31, 2007 (2)	—	—	—	$388,568

(1) In July 2006, our Board of Directors authorized a stock repurchase program. Under the program, we were allowed to spend an aggregate of $400 million to repurchase shares of our common stock in open market repurchases, in privately negotiated transactions or through other appropriate means over the next two years. As of October 2007, we completed this repurchase program. From the inception of this program in the third quarter of 2006 to its completion, we repurchased 27,947,230 shares at an average price of $14.31 per share.

(2) In November 2007, our Board of Directors authorized another stock repurchase program. Under that program, we are allowed to spend an aggregate of $400 million to repurchase shares of our common stock in open market repurchases, in privately negotiated transactions or through other appropriate means.

Item 6: ***Selected Financial Data***

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(dollars in thousands, except per share amounts)				
Consolidated Statement of Operations Data (1):					
Net revenues	$1,102,280	$1,356,249	$1,045,104	$1,375,140	$ 973,005
Income (loss) from continuing operations	71,883	208,162	(63,656)	131,197	(165,356)
Net income (loss)	77,711	198,757	90,648	165,237	(193,993)
Income (loss) from continuing operations per common share—basic	0.39	1.07	(0.32)	0.68	(0.88)
Income (loss) from continuing operations per common share—diluted	0.39	1.06	(0.32)	0.67	(0.88)
Net income (loss) per common share—basic	0.42	1.02	0.46	0.85	(1.03)
Net income (loss) per common share—diluted	0.42	1.01	0.46	0.84	(1.03)
Consolidated Balance Sheet Data (1):					
Total assets	1,555,288	1,721,055	1,859,732	1,922,562	1,785,362
Long-term debt obligations	—	—	1,819	398,932	407,658

(1) As a result of the divestiture of Broadband Test Division and Connection Systems, we are reporting Broadband Test Division and Connection Systems as discontinued operations for all periods presented. See "Note E: Discontinued Operations" in the Notes to Consolidated Financial Statements for further discussion of the divestitures.

Item 7: ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. In addition to the historical information contained in this document, the discussion in this Annual Report on Form 10-K contains forward-looking statements, made pursuant to Section 21E of the Exchange Act, that involve risks and uncertainties, such as statements of our plans, expectations and intentions. The cautionary statements made in this Annual Report on Form 10-K should be read as being applicable to all related forward-looking statements whenever they appear in this Annual Report on Form 10-K. Our actual results could differ materially from the results contemplated by these and any other forward-looking statements. Factors that could contribute to such differences include those discussed below as well as those cautionary statements and other factors set forth in "Item 1A: Risk Factors" and elsewhere herein.

Critical Accounting Policies and Estimates

We have identified the policies discussed below as critical to understanding our business and our results of operations and financial condition. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results.

Preparation of Financial Statements and Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent liabilities. On an on-going basis, management evaluates its estimates, including those related to inventories, investments, goodwill, intangible and other long-lived assets, bad debts, income taxes, pensions, warranties, contingencies, and litigation. Management bases its estimates on historical experience and on appropriate and customary assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates.

Revenue Recognition

We recognize revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to our customers upon shipment or at delivery destination point. In circumstances where either title or risk of loss pass upon destination, acceptance or cash payment, we defer revenue recognition until such events occur.

Our equipment includes embedded software which is considered incidental to the product. Revenue is recognized upon shipment or at delivery destination point, provided that customer acceptance criteria can be demonstrated prior to shipment. Certain contracts require us to perform tests of the product to ensure that performance meets the published product specifications or customer requested specifications, which are generally conducted prior to shipment. Where the criteria cannot be demonstrated prior to shipment, revenue is deferred until customer acceptance has been received.

For multiple element arrangements we defer the fair value of any undelivered elements of the contract. We also defer the portion of the sales price that is not due until acceptance, which represents deferred profit. For a delivered item to be considered a separate unit, the delivered item must have value to the customer on a standalone basis, there must be objective and reliable evidence of fair value of the undelivered items in the arrangement and the delivery or performance of the undelivered item must be considered probable and substantially in our control. Fair value is the price charged when the element is sold separately. Our post-shipment obligations include installation, training services, one-year standard warranties, and extended warranties. Installation does not alter the product capabilities, does not require specialized skills or tools and can be performed by the customers or other vendors. Installation is typically provided within five to fifteen days of product shipment and is completed within one to two days thereafter. Training services are optional and do not affect the customer's ability to use the product. We defer revenue for the fair value of installation and training. Extended warranties constitute warranty obligations beyond one year and we defer revenue in accordance with Financial Accounting Standards Board ("FASB") Technical Bulletin 90-1.

Our products are generally subject to warranty and related costs of the warranty are provided for in cost of revenue when product revenue is recognized. We classify shipping and handling costs in cost of revenue. Service revenue is recognized over the contractual period or as the services are performed.

We generally do not provide our customers with contractual rights of return for any of our products.

For transactions involving the sale of software which is not incidental to the product, revenue is recognized in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 97-2"). We recognize revenue when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. In instances where an arrangement contains multiple elements, revenue is deferred related to the undelivered elements to the extent that vendor-specific objective evidence of fair value ("VSOE") exists for such elements. In instances where VSOE does not exist for one or more of the undelivered elements of an arrangement, all revenue related to the arrangement is deferred until all elements have been delivered. VSOE is the price charged when the element is sold separately. Revenue for the separate elements is only recognized where the functionality of the undelivered element is not essential to the delivered element.

For certain contracts eligible for contract accounting under SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," revenue is recognized using the percentage-of-completion accounting method based upon the percentage of incurred costs to estimated total costs. These arrangements require significant production, modification or customization. In all cases, changes to total estimated costs and anticipated losses, if any, are recognized in the period in which they are determined. With respect to contract change orders, claims or similar items, judgment must be used in estimating related amounts and assessing the potential for realization. Such amounts are only included in the contract value when they can be reliably estimated and realization is reasonably assured, generally upon receipt of a customer approved change order.

Inventories

Inventories, which include materials, labor, and manufacturing overhead, are stated at the lower of cost (first-in, first-out basis) or net realizable value. On a quarterly basis, we use consistent methodologies to evaluate all inventory for net realizable value. We record a provision for both excess and obsolete inventory when such write-downs or write-offs are identified through the quarterly review process. The inventory valuation is based upon assumptions about future demand, product mix and possible alternative uses. Our inventory balance at December 31, 2007 was $80.3 million, net of write-downs to net realizable value of $105.6 million.

Equity Incentive and Stock Purchase Plans

Effective January 1, 2006, we adopted the fair value recognition provision of SFAS 123R, using the modified prospective transition method and therefore have not restated results for prior periods. Under this transition method, stock based compensation expense for the first quarter of fiscal 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, and is calculated based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"). Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provision of SFAS 123R. As required by SFAS 123R, we have made an estimate of expected forfeitures and are recognizing compensation costs only for those stock-based compensation awards expected to vest. The cumulative effect of the initial adoption of SFAS 123R was not material.

Prior to the adoption of SFAS 123R, we recognized stock-based compensation expense in accordance with Accounting Principles Board ("APB") Opinion No. 25 ("APB 25"). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. We have applied provisions of SAB 107 in our adoption of SFAS 123R. See "Note B: Accounting Policies" and "Note O: Stock Based Compensation" in Notes to Consolidated Financial Statements for a further discussion on stock-based compensation.

On May 26, 2005, our Board of Directors approved the accelerated vesting of certain outstanding, unvested "out of the money" stock options awarded to employees, officers and other eligible participants under our various stock option plans in effect at that time. The stock options that were accelerated had exercise prices that were in excess of $13.26, the closing price of our common stock on the New York Stock Exchange on May 26, 2005 and ranged in exercise price from $13.73 to $41.37 per share. As a result of the vesting acceleration, options to purchase approximately 7.6 million shares became exercisable immediately and we reduced the compensation expense we otherwise would have been required to record under SFAS 123R by approximately $48.6 million in the aggregate on a pre-tax basis over fiscal years 2006, 2007 and 2008.

Income Taxes

On a quarterly basis, we evaluate the realizability of our deferred tax assets by jurisdiction and assess the need for a valuation allowance. As a result of its review undertaken at December 31, 2002, we concluded under applicable accounting criteria that it was more likely than not that our deferred tax assets would not be realized and established a valuation allowance in several jurisdictions, most notably the United States. Due to the continued uncertainty of realization, we maintained our valuation allowance at December 31, 2007 and 2006. This valuation allowance may reverse at some time in the future if management concludes that it is more likely than not that the deferred tax assets will be realized. We continue to monitor the need for a valuation allowance on a quarterly basis. Any reversal of the valuation allowance will result in an increase in our net income, but not to the full extent of the reversal in the quarter in which reversal of the tax asset valuation allowance is made.

Goodwill, Intangible and Long-Lived Assets

We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important in the determination of an impairment include significant underperformance relative to historical or projected future operating results, significant changes in the manner that we use the acquired asset and significant negative industry or economic trends. When we determine that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate commensurate with the associated risks. We assess goodwill for impairment at least annually in the fourth quarter, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of a reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess.

SELECTED RELATIONSHIPS WITHIN THE CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2007	2006	2005
Percentage of net revenue:			
Net Revenue:			
Products	78.2%	82.5%	81.1%
Services	21.8	17.5	18.9
Total net revenue	100.0	100.0	100.0
Cost of revenues:			
Cost of products	39.0	40.6	48.1
Cost of services	14.4	11.3	14.1
Total cost of revenue	53.4	51.9	62.2
Gross profit	46.6	48.1	37.8
Operating Expenses:			
Engineering and development	18.6	14.9	20.7
Selling and administrative	22.8	20.9	23.5
In-process Research and Development	1.5	—	—
Restructuring and other, net	(0.1)	(2.6)	1.7
Total operating expenses	42.8	33.2	45.9
Net interest and other income	3.4	2.5	0.1
Income (loss) from continuing operations before income taxes	7.2	17.4	(8.0)
Provision (benefit) for income taxes	0.7	2.1	(1.9)
Income (loss) from continuing operations	6.5%	15.3%	(6.1)%

Results of Operations

Discontinued Operations

On August 1, 2007, we completed the sale of the Broadband Test Division to Tollgrade for $11.3 million in cash. Broadband Test Division had revenues for the seven month period ended July 31, 2007 of $11.2 million, for the year ended December 31, 2006 of $20.6 million, and for the year ending December 31, 2005 of $30.1 million. Loss from discontinued operations of our Broadband Test Division for the year ended December 31, 2007 was $6.3 million, loss for the year ended December 31, 2006 was $5.5 million, and income for the year ended December 31, 2005 was $3.2 million. In 2007, we recorded a gain on the sale of Broadband Test Division of $5.9 million, net of a tax provision of $0.4 million.

On November 30, 2005, we completed the sale of our Connection Systems to Amphenol Corporation for an adjusted purchase price of $384.7 million. Connection Systems had revenues for the eleven month period ended November 30, 2005 of $331.0 million. Loss from discontinued operations of Connection Systems for the year ended December 31, 2006 was $3.9 million, relating to a change in estimate to tax expenses from the sale. Under applicable accounting guidance, there is an offsetting tax benefit recorded in continuing operations for the same amount. This tax provision results from the finalization of the 2005 U.S. tax return. Income from Connection Systems through the date of sale in 2005 was $151.1 million, including a gain on sale of Connection Systems of $137.0 million, net of a tax provision of $31.0 million.

In accordance with SFAS 144, we are reporting Broadband Test Division and Connection Systems as discontinued operations in the consolidated financial statements for all periods presented throughout this Annual Report on Form 10-K. Unless indicated otherwise, the discussion and amounts provided in this "Results of Operations" section and elsewhere in this Form 10-K relate to continuing operations only.

Bookings

Our net orders for our two reportable segments for 2007, 2006 and 2005 are as follows:

	2007	2006	2005	2006-2007 Dollar Change	2005-2006 Dollar Change
			(in millions)		
Semiconductor Test	$ 899.7	$1,012.6	$ 880.4	$(112.9)	$132.2
Systems Test Group	208.2	270.5	260.7	(62.3)	9.8
	$1,107.9	$1,283.1	$1,141.1	$(175.2)	$142.0

The Semiconductor Test business is dependent on the current and anticipated market for test equipment, which historically has been highly cyclical. The Semiconductor Test bookings decrease of $112.9 million or 11% from 2006 to 2007 was driven by less demand across a wide range of end markets, applications and geographies, as SOC device units grew at a lower rate in 2007 than in 2006. This decrease was lessened by our Semiconductor Test increase in SOC market share during 2007 by approximately 2 to 3 points. The increase of $132.2 million or 15% in Semiconductor Test bookings from 2005 to 2006 was attributed to increased demand across a wide range of markets, as customers invested in SOC test equipment, principally in the first half of 2006. During 2006, the Flex family of testers moved into mainstream production and, along with the J750 platform, contributed to almost all of the growth experienced. We also saw a customer shift in orders from 2005 to 2006 with subcontractors making up a larger percentage of orders.

The Systems Test Group's decrease of $62.3 million or 23% in orders from 2006 to 2007 was due to decreases in each business unit. Diagnostic Solutions orders are program related and have significant fluctuations. Bookings were down due to a large program rollout in 2006 for the Vehicle Measurement Module product line. Mil/Aero Test bookings are also often program related and bookings decreased in 2007 compared to 2006, as a significant military program concluded during 2007. Commercial Board Test bookings decreased in

2007 due to a contraction in the size of the ICT market. The Systems Test Group's increase of $9.8 million or 4% in orders from 2005 to 2006 was primarily driven by demand in the Mil/Aero Test business due to the cyclical nature of the Mil/Aero Test program buys, offset slightly by a decrease in Diagnostic Solutions.

Our order cancellations and backlog adjustments for our two reportable segments for the last three years are as follows:

	2007	2006	2005
		(in millions)	
Semiconductor Test	$13.6	$3.3	$15.2
Systems Test Group	0.3	0.5	—
	$13.9	$3.8	$15.2

Customers may delay delivery of products or cancel orders suddenly and without significant notice, subject to possible cancellation penalties. In 2007 and 2006, there were no significant cancellation penalties received. Due to possible changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of the actual sales for any succeeding period. Delays in delivery schedules and/or cancellations of backlog during any particular period could have a material adverse effect on our business, financial condition and results of operations.

Our net bookings by region as a percentage of total net bookings are as follows:

	2007	2006	2005
United States	22%	28%	25%
South East Asia	24	20	24
Europe	12	14	16
Singapore	14	12	13
Japan	11	13	10
Taiwan	16	12	10
Rest of the World	1	1	2
	100%	100%	100%

For the past three years, our backlog of unfilled orders for our two reportable segments is as follows:

	2007	2006	2005
		(in millions)	
Semiconductor Test	$236.2	$212.4	$289.7
Systems Test Group	102.5	120.2	117.1
	$338.7	$332.6	$406.8

Revenue

Our net revenue for our two reportable segments for 2007, 2006 and 2005 is as follows:

	2007	2006	2005	2006-2007 Dollar Change	2005-2006 Dollar Change
			(in millions)		
Semiconductor Test	$ 876.5	$1,088.9	$ 814.2	$(212.4)	$274.7
Systems Test Group	225.8	267.3	230.9	(41.5)	36.4
	$1,102.3	$1,356.2	$1,045.1	$(253.9)	$311.1

Semiconductor Test decrease in revenue of $212.4 million or 20% from 2006 to 2007 is due to SOC device units growing at a lower rate in 2007 compared to 2006. This decrease was lessened by our Semiconductor Test increase in SOC market share during 2007 by approximately 2 to 3 points. This resulted in decreased demand across a wide range of end markets, applications and geographies. Semiconductor Test revenue increase of $274.7 million or 34% from 2005 to 2006 can be attributed to increased demand across a wide range of markets, as customers invested in SOC test equipment. Almost the entire increase in 2006 is related to our FLEX family and J750 products and is distributed across all regions. The increase is partially offset by a decrease of certain non-FLEX test systems.

Systems Test Group revenue decrease of $41.5 million or 16% from 2006 to 2007 can be attributed to a decrease in Diagnostic Solutions sales, due to a large program rollout in 2006 for the Vehicle Measurement Module product line. The Systems Test Group increase of $36.4 million or 16% in revenue from 2005 to 2006 was driven by a strong increase in Diagnostic Solutions sales due primarily to the Vehicle Measurement Module product line.

Our two reportable segments accounted for the following percentages of consolidated net revenue for each of the last three years:

	2007	2006	2005
Semiconductor Test	80%	80%	78%
Systems Test Group	20	20	22
	100%	100%	100%

Our net revenue by region as a percentage of total revenue is as follows:

	2007	2006	2005
United States	23%	23%	22%
South East Asia	22	24	24
Europe	12	14	15
Taiwan	13	14	13
Japan	12	12	9
Singapore	15	11	14
Rest of the World	3	2	3
	100%	100%	100%

Our product and service revenue breakout for the past three years is as follows:

	2007	2006	2005	2006-2007 Dollar Change	2005-2006 Dollar Change
			(in millions)		
Product Revenue	$ 861.6	$1,118.8	$ 847.2	$(257.2)	$271.6
Service Revenue	240.7	237.4	197.9	3.3	39.5
	$1,102.3	$1,356.2	$1,045.1	$(253.9)	$311.1

Although product revenue decreased $257.2 million or 23% in 2007 from 2006 due to SOC device units growing at a lower rate in 2007 compared to 2006, service revenue, which is derived from the servicing of our installed base of products, remained relatively flat from 2006. Service revenue includes maintenance contracts, repairs, extended warranties, parts sales and applications support.

In the past three years, no single customer accounted for more than 10% of consolidated net revenue. In 2007, 2006, and 2005, our three largest customers in the aggregate accounted for 16%, 18% and 18% of consolidated net revenue, respectively.

Gross Margin

	2007	2006	2005	2006-2007 Dollar / Point Change	2005-2006 Dollar / Point Change
			(dollars in millions)		
Gross Margin	$513.4	$651.9	$395.1	$(138.5)	$256.8
Percent of Total Revenue	46.6%	48.1%	37.8%	(1.5)	10.3

The decrease in gross margin of 1.5 points from 2006 to 2007 was the result of several factors. A reduction in Semiconductor Test sales volume contributed to a decrease of 1.5 points. A shift in product mix, primarily related to higher service revenue as a percentage of total revenue, contributed to a decrease of 2 points. These decreases were offset by an increase of 1 point due to lower Semiconductor Test inventory provisions in 2007, and an increase of 1 point resulting from lower fixed costs and employee compensation across both segments.

The increase in gross margin of approximately 10 points from 2005 to 2006 was the result of several factors. An increase in Semiconductor Test sales volume contributed 4 points; a shift in product mix within Semiconductor Test contributed 2 points; an improvement in service margins, primarily within Semiconductor Test, contributed 2 points; the remaining 2 point increase was due to lower inventory provisions in 2006, as we recorded a $38.5 million charge for non-FLEX products in the Semiconductor Test segment in 2005, compared to an $8.0 million charge for non-FLEX products in 2006.

The breakout of product and service gross margin is as follows:

	2007	2006	2005	2006-2007 Dollar / Point Change	2005-2006 Dollar / Point Change
			(dollars in millions)		
Product Gross Margin	$431.1	$568.5	$345.0	$(137.4)	$223.5
Percent of Product Revenue	50.0%	50.8%	40.7%	(0.8)	10.1

	2007	2006	2005	2006-2007 Dollar / Point Change	2005-2006 Dollar / Point Change
			(dollars in millions)		
Service Gross Margin	$ 82.3	$ 83.4	$ 50.0	$ (1.1)	$ 33.4
Percent of Service Revenue	34.2%	35.1%	25.3%	(0.9)	9.8

We assess the carrying value of our inventory on a quarterly basis by estimating future demand and comparing that demand against on-hand and on-order inventory positions. Forecasted revenue information is obtained from the sales and marketing groups and incorporates factors such as backlog and future revenue demand. This quarterly process identifies obsolete and excess inventory. Obsolete inventory, which represents items for which there is no demand, is fully reserved. Excess inventory, which represents inventory items that are not expected to be consumed during the next four quarters, is written-down to estimated net realizable value. These write-offs and write-downs consist of raw materials and components. Sales of previously reserved inventory items result in recovery of the related inventory provision, which is recorded in cost of revenues. During the years ended December 31, 2007, 2006 and 2005, we sold inventory previously reserved of $1.2 million, $2.8 million and $1.5 million, respectively.

During the year ended December 31, 2007, we recorded inventory provisions of $1.8 million in cost of revenues of which $0.3 million was for excess inventory and $1.5 million was for obsolete inventory. Of the $1.8 million of total excess and obsolete provisions recorded, $0.5 million related to Semiconductor Test and $1.3 million related to Systems Test Group.

During the year ended December 31, 2006, we recorded inventory provisions of $12.8 million in cost of revenues of which $11.7 million was for excess inventory and $1.1 million was for obsolete inventory. Of the $12.8 million of total excess and obsolete provisions recorded, $11.5 million related to Semiconductor Test (including an $8.0 million provision for the write-down of excess non-FLEX inventory) and $1.3 million related to Systems Test Group.

During the year ended December 31, 2005, we recorded inventory provisions of $49.0 million in cost of revenues of which $36.9 million was for excess inventory and $12.1 million was for obsolete inventory. Of the $49.0 million of total excess and obsolete provisions recorded, $45.5 million related to Semiconductor Test (including a $38.5 million provision for the write-down of excess non-FLEX inventory) and $3.5 million related to Systems Test Group.

We scrapped $33.5 million, $29.5 million, and $34.1 million of inventory, which had been previously written-down or written-off, during the years ended December 31, 2007, 2006 and 2005, respectively. We have no set timeline for scrapping the remaining inventory that has been previously written-down to net realizable value. As of December 31, 2007 and 2006, we had inventory reserves for amounts which have been written-down to net realizable value of $105.6 million and $138.4 million, respectively. Of the reserves at December 31, 2007, $1.8 million, $11.3 million, $46.9 million, and $45.6 million relate to inventory provisions recorded in 2007, 2006, 2005, and prior to 2005, respectively.

Engineering and Development

	2007	2006	2005	2006-2007 Change	2005-2006 Change
		(dollars in millions)			
Engineering and Development	$204.3	$202.4	$216.4	$1.9	$(14.0)
Percent of Total Revenue	18.6%	14.9%	20.7%		

The increase of $1.9 million in engineering and development expenses from 2006 to 2007 was due in part to a $10.3 million increase in spending related to new products and entry into adjacent markets, primarily in the Semiconductor Test segment. This was partially offset by lower variable employee compensation of $8.4 million.

During 2006 and 2005, we reduced our levels of investment in engineering and development spending. More than 80% of our total engineering and development expenses are incurred by the Semiconductor Test segment, where a new test platform requires up to three years for development and costs between $150 and $250 million. During 2005, Semiconductor Test completed its UltraFLEX platform development and shifted its focus to increasing the instrumentation set on its FLEX Test Platform (UltraFLEX and FLEX) which requires lower levels of engineering and development expenditures.

The decrease of $14.0 million in engineering and development spending from 2005 to 2006 consists of the following amounts:

- $25.4 million decrease due to a reduction in headcount primarily in the U.S., offset partially by an increase in engineering and development activities in low cost regions; and
- $6.5 million decrease due to the completion of certain portions of the FLEX Test Platform engineering work.

These decreases were partially offset by the following:

- $10.9 million increase due to higher variable employee compensation; and
- $7.0 million increase due to stock based compensation.

Selling and Administrative

	2007	2006	2005	2006-2007 Change	2005-2006 Change
		(dollars in millions)			
Selling and Administrative	$250.8	$283.0	$246.0	$(32.2)	$37.0
Percent of Total Revenue	22.8%	20.9%	23.5%		

The decrease in selling and administrative spending of $32.2 million from 2006 to 2007 consists of the following:

- $13.5 million decrease due to lower variable employee compensation; and
- $18.7 million in lower transition expenses, including the consolidation of facilities in Massachusetts and costs associated with the outsourcing of certain information technology functions, both of which occurred in 2006.

The increase in selling and administrative spending of $37.0 million from 2005 to 2006 consists of the following:

- $19.5 million increase due to higher variable employee compensation;
- $14.1 million increase due to transition expenses, including the consolidation of facilities in Massachusetts and costs associated with the outsourcing of certain information technology functions; and
- $11.4 million increase due to stock based compensation.

These increases from 2005 to 2006 were partially offset by the following:

- $6.7 million decrease due to a reduction in headcount; and
- $1.3 million decrease in foreign exchange expense.

In-process Research and Development

On March 7, 2007, we purchased in-process enabling test technology and hired certain engineers from MOSAID Technologies Inc. for $17.6 million, which includes $0.6 million in fees directly related to the acquisition. Of the purchase price, $16.7 million has been allocated to in-process research and development and therefore has been immediately charged to the statement of operations. The balance of the purchase price has been allocated to acquired workforce and fixed assets.

This technology was purchased to be used in the development of a new semiconductor test product. As of the acquisition date, the technology had not reached technical feasibility, had no alternative future use and its fair value was estimable with reasonable reliability, and therefore has been classified as in-process research and development. The technology is unique to the semiconductor test market and requires significant development. The estimated fair value of the in-process technology was determined based on the use of a discounted cash flow model using an income approach. Estimated cash flows were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization of the in-process technology. Such a valuation requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in-process project as well as the estimated cash flows to be generated as a result of completing the project development.

Restructuring and Other, Net

In response to a downturn in the industry, we initiated restructuring activities in 2002 across all segments to reduce costs and redundancies, principally through headcount reductions and facility consolidations. Further actions were initiated in 2003, to a lesser extent in 2004, 2005, 2006 and 2007. Additionally, in 2005, 2006 and 2007 as part of our facility consolidation, we sold certain real estate. The tables below represent activity related to these actions. The remaining accrual for severance and benefits is reflected in the accrued employees' compensation and withholdings account on the balance sheet. The remaining accrual for lease payments on vacated facilities is reflected in the other accrued liabilities account and the long-term other accrued liabilities account and is expected to be paid out over the lease terms, the latest of which expires in 2012. We expect to pay out approximately $2.2 million against the lease accruals over the next twelve months. Our future lease commitments are net of expected sublease income of $7.8 million as of December 31, 2007. We have subleased approximately 55% of our unoccupied space as of December 31, 2007 and are actively attempting to sublease the remaining space.

2007 Activities

	Gain on Sale of Land and Buildings	Severance and Benefits	Insurance Recovery	Total
	(in thousands)			
2007 (credit) provision	$(3,597)	$ 6,963	$(4,326)	$ (960)
Cash receipts (payments)	3,597	(5,855)	4,326	2,068
Balance at December 31, 2007	$ —	$ 1,108	$ —	$1,108

We recorded the following activity related to the 2007 restructuring activities:

- $3.6 million gain on the sale of land and building in Deerfield, Illinois;
- $7.0 million of severance charges related to headcount of 202 people across all functions and segments; and
- $4.3 million of cash proceeds recovered from insurance related to a facility fire in Taiwan.

The restructuring actions taken during the year ended December 31, 2007 are expected to generate quarterly cost savings of approximately $3.5 million across all segments.

2006 Activities

	Gain on Sale of Land and Buildings	Severance and Benefits	Facility Related	Long-Lived Asset Impairment	Total
	(in thousands)				
2006 (credit) provision	$(39,098)	$ 4,292	$1,153	$ 50	$(33,603)
Cash receipts (payments)	39,098	(2,659)	(528)	—	35,911
Asset write-downs	—	—	—	(50)	(50)
Balance at December 31, 2006	—	1,633	625	—	2,258
2007 credit	—	(152)	—	—	(152)
Cash payments		(1,473)	(590)	—	(2,063)
Balance at December 31, 2007	$ —	$ 8	$ 35	$—	$ 43

We recorded the following activity related to the 2006 restructuring activities:

- $39.1 million gain on the sale of real estate, including $35.8 million for two Semiconductor Test facilities in Boston, MA, $1.5 million for a Semiconductor Test parking facility in Boston, MA, $1.3 million for a Semiconductor Test facility in San Jose, CA and $0.5 million for buildings in Nashua, NH;
- $4.3 million of severance charges related to 179 people across all segments; and

- $1.2 million of facility related charges for the exit of Semiconductor Test facilities in Newbury Park, CA and Waltham, MA.

2005 Activities

	Gain on Sale of Land and Buildings	Severance and Benefits	Long-Lived Asset Impairment	Facility Related	Other Charges	Total
2005 provision (credit)	$(15,329)	$ 21,254	$ 8,331	$2,276	$ 4,247	$20,779
Cash (payments) receipts	15,329	(11,439)	—	(546)	(3,718)	(374)
Asset write-downs	—	—	(8,331)	—	—	(8,331)
Balance at December 31, 2005	—	9,815	—	1,730	529	12,074
2006 (credit) provision	—	(50)	—	555	—	505
Cash payments	—	(8,766)	—	(406)	(529)	(9,701)
Balance at December 31, 2006	—	999	—	1,879	—	2,878
2007 (credit) provision	—	(108)	—	53	—	(55)
Cash payments	—	(649)	—	(443)	—	(1,092)
Balance at December 31, 2007	$ —	$ 242	$ —	$1,489	$ —	$ 1,731

We recorded the following activity related to the 2005 restructuring activities:

- $15.3 million in gains, including $13.2 million in Semiconductor Test for the sale of land in Japan and a building in Agoura Hills, CA, and $2.1 million at Corporate for the sale of a building in North Reading, MA;
- $21.3 million for severance and related benefits for 526 people terminated across all segments;
- $8.3 million charge, for certain long-lived assets held for sale, as the estimated fair value was less than the carrying value of the assets primarily related to a building held for sale in North Reading, MA, at Corporate which was subsequently sold;
- $2.3 million charge in 2005 and an additional $0.6 million in 2006 related to the exit of a Systems Test Group facility in Poway, CA; and
- $4.2 million charge consisting of $3.1 million of divestiture-related fees at Corporate and $1.1 million for a lease obligation for unused software licenses in Semiconductor Test.

Pre-2005 Activities

	Severance and Benefits	Loss on Sale of Product Lines	Facility Related	Total
		(in thousands)		
Balance at December 31, 2004	$ 2,079	$ —	$20,651	$22,730
2005 (credit) provision	—	(4,068)	933	(3,135)
Cash (payments) receipts	(1,778)	4,068	(6,253)	(3,963)
Balance at December 31, 2005	301	—	15,331	15,632
2006 credit	—	(406)	(2,529)	(2,935)
Cash (payments) receipts	(117)	406	(5,077)	(4,788)
Balance at December 31, 2006	184	—	7,725	7,909
2007 (credit) provision	(184)	(906)	1,598	508
Cash (payments) receipts	—	906	(3,045)	(2,139)
Balance at December 31, 2007	$ —	$ —	$ 6,278	$ 6,278

For Pre-2005 restructuring activities, we recorded the following activity in 2007:

- $0.9 million from earn-out payments received from the product line divestitures in the Systems Test Group.
- $1.6 million related to changes in estimated sublease income and related facility costs from facilities previously exited by the Systems Test Group.

During February 2008, we implemented reduction-in-force activities across all reportable segments, functions and geographies. This will include a reduction of approximately 175 employees and a severance charge during the first quarter of 2008 of approximately $9.5 million. These actions are expected to result in annual savings of approximately $25 million.

Interest Income and Expense

	2007	2006	2005	2006-2007 Change	2005-2006 Change
			(in millions)		
Interest income	$35.9	$ 44.6	$ 17.8	$ (8.7)	$26.8
Interest expense	$ (0.7)	$(11.1)	$(16.2)	$10.4	$ 5.1

The decrease in interest income from 2006 to 2007 was primarily attributable to lower cash balances due to the stock repurchase activity in 2007. The increase in interest income from 2005 to 2006 was primarily attributable to higher cash balances primarily from the proceeds received from the divestiture of Connection Systems.

The decrease in interest expense from 2006 to 2007 was due primarily to the repayment of our 3.75% Senior Convertible Notes (the "Notes") in 2006. The decrease in interest expense from 2005 to 2006 was due primarily to the repayment of Notes in the fourth quarter of 2006 and repurchases made earlier in the year.

Income (Loss) from Continuing Operations before Income Taxes

	2007	2006	2005	2006-2007 Change	2005-2006 Change
			(in millions)		
Semiconductor Test	$25.1	$183.1	$(88.6)	$(158.0)	$271.7
Systems Test Group	12.0	24.2	19.6	(12.2)	4.6
Corporate	42.1	28.7	(14.4)	13.4	43.1
Total	$79.2	$236.0	$(83.4)	$(156.8)	$319.4

The decrease in income from continuing operations before income taxes from 2006 to 2007 was mainly due to the 20% reduction in revenue in the Semiconductor Test segment, which was a result of SOC device units growing at a lower rate in 2007 compared to 2006. The increase in Corporate from 2006 to 2007 is primarily related to the elimination of our interest expense due to the repayment of our Notes in 2006 and gains from sales of real estate which totaled $3.6 million. The change to an income position from 2005 to 2006 was mainly attributable to increased sales in Semiconductor Test and to a lesser extent gains on the sale of real estate, primarily in Semiconductor Test, and additional interest income, net included in Corporate of $32.0 million.

Income Taxes

During 2007, the income tax expense from continuing operations totaled $7.4 million. The expense relates primarily to tax provisions for foreign taxes offset by benefits related to the utilization of foreign tax credits in the U.S. During 2006, the income tax expense from continuing operations totaled $27.9 million. The expense relates primarily to a tax provision for foreign taxes offset by benefits from a $6.0 million credit related to U.S. pension funding and the settlement of a California income tax audit for 1998 through 2000. For the year ended December 31, 2005, there was a tax benefit from continuing operations that totaled $19.7 million. Under generally accepted accounting principles ("GAAP"), a benefit for $29.2 million was recognized for losses relating to 2005 continuing operations, as a result of the sale of Connection Systems. There was an equal and offsetting tax provision in the gain on sale of Connection System in discontinued operations. The remaining portion of the net tax benefit includes a tax provision that related primarily to foreign taxes.

Contractual Obligations

The following table reflects our contractual obligations as of December 31, 2007:

Payments Due by Period	Purchase Obligations	Non-cancelable Lease Commitments (1)	Pension Funding	Total
		(in thousands)		
2008	$131,374	$13,972	$ 2,400	$147,746
2009	—	12,556	1,800	14,356
2010	—	11,327	1,800	13,127
2011	—	9,396	1,800	11,196
2012	—	5,089	1,400	6,489
Beyond 2012	—	618	1,400	2,018
Total	$131,374	$52,958	$10,600	$194,932

(1) Minimum payments have not been reduced by minimum sublease income of $10.5 million due in the future under non-cancelable subleases.

Liquidity and Capital Resources

Our cash, cash equivalents and marketable securities balance decreased $201.7 million in 2007 from 2006, to $742.9 million. Cash activity for 2007, 2006 and 2005 was as follows (in millions):

	2007	2006	2005	2006-2007 Change	2005-2006 Change
Cash provided by operating activities:					
Income (loss) from continuing operations, adjusted for non cash items	$ 176.0	$ 283.8	$ 32.6	$(107.8)	$ 251.2
Change in operating assets and liabilities, net of product lines and businesses sold and acquired	(44.2)	169.1	(49.2)	(213.3)	218.3
Cash (used for) provided by discontinued operations	(3.6)	(2.8)	30.1	(0.8)	(32.9)
Total cash provided by operating activities	$ 128.2	$ 450.1	$ 13.5	$(321.9)	$ 436.6
Cash provided by (used for) investing activities for continuing operations	105.8	196.6	(184.4)	(90.8)	381.0
Cash provided by (used for) investing activities of discontinued operations	10.8	(0.4)	366.4	11.2	(366.8)
Total cash provided by investing activities	$ 116.6	$ 196.2	$ 182.0	$ (79.6)	$ 14.2
Total cash used for financing activities	$(250.5)	$(419.0)	$ (63.9)	$ 168.5	$(355.1)
Total	$ (5.7)	$ 227.3	$ 131.6	$(233.0)	$ 95.7

Changes in operating assets and liabilities, net of product lines and businesses sold and acquired, used cash of $44.2 million in 2007. This was due to a number of factors including, an increase in accounts receivable of $33.7 million due to an increase in days sales outstanding from 55 days in 2006 to 66 days in 2007, a reduction of accrued income taxes of $30.9 million due to the payments of 2006 foreign income taxes around the world, and an increase in other assets of $25.0 million primarily related to balances due for inventory provided to our outsourced subcontract manufacturer of $15.7 million. These uses of cash were offset by a decrease in our inventory balances due to shorter cycle times with our FLEX products. Changes in operating assets and liabilities, net of product lines and businesses sold and acquired, provided cash of $169.1 million in 2006 primarily due to a decrease of accounts receivable balances of $67.9 million resulting mostly from the decrease in sales volume in the fourth quarter of 2006 compared to the fourth quarter of 2005. Additionally, there was a decrease in inventory of $79.3 million due to shorter cycle times with our FLEX products, and an increase of $32.8 million in accrued income taxes due to higher foreign income taxes in 2006 compared to 2005. These providers of cash were partially offset by retirement plan contributions of $30.2 million of which $20.0 million was a contribution to our U.S. Qualified Pension Plan. Changes in operating assets and liabilities, net of product lines and businesses sold and acquired, used cash of $49.2 million in 2005 primarily due to an increase in accounts receivable of $58.7 million and retirement plan contributions of $40.1 million, partially offset by a $69.9 million decrease in inventory.

Investing activities consist of purchases, sales and maturities of marketable securities, proceeds from the sale of businesses, proceeds from asset disposals, proceeds from the sale of product lines, cash paid for assets and purchases of capital assets. Capital expenditures were $86.1 million in 2007, $110.0 million in 2006, and $112.7 million in 2005. Capital expenditures decreased by $23.9 million in 2007 compared to 2006, primarily due to a decrease of internally manufactured systems for use in marketing and engineering activities in Semiconductor Test of approximately $18.1 million. The remainder of the decrease was attributable to lower purchases of manufacturing and engineering equipment across Teradyne. Proceeds from asset disposals were $8.8 million and $85.0 million in 2007 and 2006, respectively and primarily consist of sales of real estate. In March 2007, we bought an enabling technology from MOSAID Technologies Inc. for a purchase price and related costs totaling $17.6 million. Investing activities of discontinued operations provided $10.8 million of cash in 2007. Included in this balance is the net proceeds we received related to the sale of our Broadband Test Division to Tollgrade in August 2007. Investing activities of discontinued operations provided $366.4 million of cash in 2005 and includes the net proceeds related to our sale of Connection Systems to Amphenol Corporation in November 2005.

Financing activities include issuance of our common stock, repurchases of Teradyne's common stock as well as repayments of debt. During 2006 and 2005, repayments of long-term debt used cash of $304.6 million and $98.7 million, respectively. Upon maturity in the fourth quarter of 2006, we paid off the outstanding balance of our outstanding Notes, which approximated $261 million aggregate principal. We also repurchased portions of our outstanding Notes in the first and third quarters of 2006, in the first and fourth quarters of 2005 and the third quarter of 2004. During 2007, 2006 and 2005, issuances of common stock under stock option and stock purchase plans generated $23.2 million, $23.3 million, and $34.7 million, respectively. In July 2006, our Board of Directors authorized a stock repurchase program which was completed in October 2007. In total, $400 million of common stock was repurchased in the open market or in privately negotiated transactions. During 2006, we repurchased 10.6 million shares of common stock for $137.8 million for an average price per share of $12.98. During 2007, we repurchased 17.3 million shares of common stock for $262.2 million for an average price per share of $15.13. In November 2007, our Board of Directors authorized another stock repurchase program, allowing us to spend an aggregate of $400 million to repurchase shares of our common stock. As of December 31, 2007, we repurchased 1.0 million shares of our common stock under this program for an average price per share of $11.66.

In October 2001, we issued $400 million principal amount of the Notes in a private placement and received net proceeds of $389 million. The Notes were convertible at the option of the holders at a rate which was equivalent to a conversion price of approximately $26.00 per share, which was equal to a conversion rate of approximately 38.4615 shares of common stock per $1,000 principal amount of Notes. We made annual interest payments of $15 million, paid semi-annually, on the Notes commencing on April 15, 2002. In August 2004, our Board of Directors authorized us to repurchase up to $100 million of the outstanding Notes in open market purchases at negotiated prices below 101.50% of the principal amount. The Board subsequently amended its authorization on October 21, 2005 to authorize repurchases through open market purchases, privately negotiated transaction, auctions, by redemption pursuant to the terms of the governing indenture or other means as determined by our CEO or CFO, at prices below 100.75% of the principal amount. The $100 million authorization for repurchase was fully utilized by management during the third quarter of 2004 and the first and fourth quarters of 2005 to repurchase $8.5 million, $20.0 million and $71.5 million of the Notes, respectively. The decision to repurchase a portion of the Notes was based on the fair market value of the Notes being below the return we would earn on high grade investment securities. On January 26, 2006, management was given further authorization by our Board to repurchase up to the full $300 million of the principal amount that remained outstanding under the Notes through open market purchases, privately negotiated transactions and auctions for a price not to exceed 100% of the principal amount plus any accrued but unpaid interest thereon. During 2006, we repurchased Notes of $15.0 million in the first quarter, $24.0 million in the third quarter, and we repaid the remaining $261 million in the fourth quarter of 2006.

Unrealized losses related to our marketable securities totaled $1.2 million at December 31, 2007. Approximately $33.7 million of our total investment portfolio of marketable securities were invested in debt securities that have an unrealized loss that has existed for greater than one year as of December 31, 2007. Of the securities, $15 million mature within the first quarter of 2008. We review our investments to identify and evaluate investments that have an indication of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near term prospects of the investee, and our intent and ability to hold the investment for a period of time to allow for anticipated recovery in market value. Based on our review, we have determined that the unrealized losses are temporary.

On January 24, 2008, we completed the acquisition of Nextest for an estimated purchase price of $325 million. This estimated purchase price is net of the cash acquired and includes the fair value of fully vested employee equity instruments and transaction costs.

We believe our cash, cash equivalents and marketable securities balance at December 31, 2007 of $742.9 million will be sufficient to fund the acquisition of Nextest as well as meet the working capital and expenditure needs for at least the foreseeable future. Inflation has not had a significant long-term impact on earnings.

Retirement Plans

We adopted the funded status recognition provision of SFAS 158 effective December 31, 2006. This standard amends SFAS 87, 88, 106, and 132(R). SFAS 158 requires an employer with defined benefit plans or other postretirement benefit plans to recognize an asset or a liability on its balance sheet for the overfunded or underfunded status of the plans as defined by SFAS 158. The pension asset or liability represents the difference between the fair value of the pension plan's assets and the projected benefit obligation as of December 31. For other postretirement benefit plans, the liability is the difference between the fair value of the plan's assets and the accumulated postretirement benefit obligation as of December 31.

Our pension expense, which includes the U.S. Qualified Pension Plan, certain Qualified Plans for non-U.S. subsidiaries and a Supplemental Executive Defined Benefit Plan, was approximately $7.2 million for the year ended December 31, 2007. The largest portion of our 2007 pension expense was $3.1 million for our Supplemental Executive Defined Benefit Plan. Pension expense is calculated based upon a number of actuarial assumptions, a significant input to the actuarial models that measure pension benefit obligations. Two assumptions: discount rate and expected return on assets are important elements of pension plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually on a plan and country specific basis. We evaluate other assumptions involving demographic factors, such as retirement age, mortality and turnover periodically, and update them to reflect our experience and expectations for the future.

In developing the expected return on plan assets assumption, we evaluated input from our investment manager and pension consultants, including their review of asset class return expectations. Based on this review, we believe that 7.75% was an appropriate rate to use for fiscal 2007. We will continue to evaluate the expected return on plan assets at least annually, and will adjust the rate as necessary. The current asset allocation for our U.S. Qualified Pension Plan is 46.3% invested in equity securities and 53.7% invested in fixed income securities, which is in accordance with the plan's asset allocation requirements. Our actual asset allocation as of December 31, 2007 was virtually identical to the plan's asset allocation model. Our investment manager regularly reviews the actual asset allocation and periodically rebalances the portfolio to ensure alignment with our targeted allocations.

We base our determination of pension expense or benefit on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return on assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recognized. As of December 31, 2007, under the U.S. Qualified Pension Plan, we had cumulative gains of approximately $3.2 million, which remain to be recognized in the calculation of the market-related value of assets. The discount rate that we utilized for determining future pension obligations for the U.S. Qualified Pension Plan is based on the Citigroup Pension Liability Index, which was 6.5% at December 31, 2007, up from 5.9% at December 31, 2006. As a result, we selected 6.5% for our December 31, 2007 discount rate, up from 6.0% as of December 31, 2006. The duration of the Citigroup Pension Liability Index at December 31, 2007 was 15.1 years, which approximates the duration of the portfolio of pension liabilities. We estimate that in 2008 we will recognize approximately $2.2 million of pension benefit for the U.S. Qualified Pension Plan. The pension benefit estimate for 2008 is based on a 6.5% discount rate, and 7.75% return on Plan assets. Future pension expense or benefit will depend on future investment performance, changes in future discount rates and various other factors related to the employee population participating in our pension plans. As of December 31, 2007, we had unrecognized pension losses of $47.1 million, of which $34.2 million is for the U.S. Qualified Pension Plan.

We performed a sensitivity analysis, which expresses the estimated U.S. Qualified Pension Plan pension expense (benefit) that would have resulted for the year ended December 31, 2007, if we changed either the discount rate or the expected return on plan assets.

	Discount Rate		
Return on Plan Assets	**6.0%**	**6.5%**	**7.0%**
	(in millions)		
7.25%	$ 0.2	$(1.0)	$(1.9)
7.75%	(1.0)	(2.2)	(3.1)
8.25%	(2.2)	(3.4)	(4.3)

The assets of the U.S. Qualified Pension Plan consist primarily of equity and fixed income securities. The value of our U.S. Qualified Pension Plan assets has increased from $249.0 million at December 31, 2006 to $254.0 million at December 31, 2007. Our funding policy is to make contributions to the Pension Plan in accordance with local laws and to the extent that such contributions are tax deductible. During 2007, there were no additional contributions made to the U.S. Qualified Pension Plan, and we made $2.6 million of additional contributions to certain Qualified Plans for non-U.S. subsidiaries. Based upon the U.S. Qualified Pension Plan funded status as of December 31, 2007, we do not expect to make any contributions to this plan in 2008. Contributions that will be made in 2008 to certain Qualified Plans for non-U.S. subsidiaries are based on local statutory requirements and will be approximately $2.4 million.

Equity Compensation Plans

In addition to our 1996 Employee Stock Purchase Plan discussed in "Note O: Stock Based Compensation" in Notes to Consolidated Financial Statements, we have the 2006 Equity and Cash Compensation Incentive Plan (the "2006 Equity Plan") under which equity securities are authorized for issuance. The 2006 Equity Plan was approved by stockholders on May 25, 2006. The 2006 Equity Plan replaces our 1996 Non-Employee Director Stock Option Plan, our 1997 Employee Stock Option Plan, and our 1991 Employee Stock Option Plan, each of which were terminated upon the shareholders approval of the 2006 Equity Plan. We may not issue any additional option grants or awards under the terminated plans, but the options and awards previously granted and currently outstanding under these plans will remain in effect until the earlier of the date of their exercise, vesting or expiration.

The following table presents information about these plans as of December 31, 2007 (share numbers in thousands):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (1))
Equity plans approved by shareholders	5,472(1)	$18.75	15,688(3)
Equity plans not approved by shareholders(4)	13,292(2)	$20.64	—
Total	18,764	$20.25	15,688

(1) Includes 2,022,000 shares of restricted stock units that are not included in the calculation of the weighted average exercise price.

(2) Includes 177,000 shares of restricted stock units that are not included in the calculation of the weighted average exercise price.

(3) Consists of 9,980,000 securities available for issuance under the 2006 Equity Plan and 5,708,000 of securities available for issuance under the Employee Stock Purchase Plan.

(4) In connection with the acquisition of GenRad, Inc. in October 2001 (the "Acquisition"), we assumed the outstanding options granted under the GenRad, Inc. 1991 Equity Incentive Plan, the GenRad, Inc. 1991 Directors' Stock Option Plan and the GenRad, Inc. 1997 Non-Qualified Employee Stock Option Plan (collectively, the "GenRad Plans"). Upon the consummation of the Acquisition, these options became exercisable for shares of our common stock based on an exchange ratio of 0.1733 shares of our common stock for each share of GenRad's common stock. No additional options will be granted pursuant to the GenRad Plans. As of December 31, 2007, there were outstanding options exercisable for an aggregate of 139,000 shares of our common stock pursuant to the GenRad Plans, with a weighted average exercise price of $68.56 per share.

The purpose of the 2006 Equity Plan is to motivate employees, officers, directors, consultants and advisors by providing equity ownership and compensation opportunities in Teradyne. The aggregate number of shares available under the 2006 Equity Plan as of December 31, 2007 was 9,980,000 shares of our common stock. The 2006 Equity Plan authorizes the grant of stock-based awards in the form of (1) non-qualified and incentive stock options, (2) stock appreciation rights, (3) restricted stock awards and restricted stock unit awards, (4) phantom stock, and (5) other stock-based awards. Awards may be tied to time-based vesting schedules and/or performance-based vesting measured by reference to performance criteria chosen by the Compensation Committee of the Board of Directors, which administers the 2006 Equity Plan. Awards may be made to any employee, officer, consultant and advisor of Teradyne and our subsidiaries, as well as, to our directors. The maximum number of shares of stock-based awards that may be granted to one participant during any one fiscal year is 2,000,000 shares of common stock. The 2006 Equity Plan will expire on May 24, 2016. In 2007 and 2006, we only issued restricted stock unit awards to our employees and directors.

As of December 31, 2007 total unrecognized compensation expense related to non-vested awards and options totaled $24.9 million, and is expected to be recognized over a weighted average period of 2.91 years.

Performance Graph

The following graph compares the change in our cumulative total shareholder return in our common stock with the Standard & Poor's 500 Index and the S&P Information Technology 500 Index. The comparison assumes $100.00 was invested on December 31, 2002 in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any.


Teradyne, Inc.
S&P Information Technology 500 Index
S&P 500 Index
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007

	2002	2003	2004	2005	2006	2007
Teradyne, Inc.	$100.00	$195.62	$131.21	$111.99	$114.99	$ 79.48
S&P 500 Index	$100.00	$128.63	$142.59	$149.58	$173.15	$182.64
S&P Information Technology 500 Index	$100.00	$147.22	$150.97	$152.47	$165.29	$192.19

(1) This graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any other filing under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) The stock price performance shown on the graph is not necessarily indicative of future price performance. Information used on the graph was obtained from Hewitt Associates, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.

Related Party Transaction

During 2007, Paul Tufano, a member of our Board of Directors, was Executive Vice President, Chief Financial Officer and Interim Chief Executive Officer of Solectron Corporation until it was acquired by Flextronics in October 2007. Mr. Tufano is no longer an employee of Solectron or Flextronics. In the ordinary course of business, we have for the last ten years purchased printed circuit board assemblies from Solectron, and have also sold in-circuit testers to Solectron which we refer to as Flextronics. In August 2007, prior to the Flextronics acquisition, we expanded our contract with Solectron to have it provide additional manufacturing and test services, including areas of final configuration and test for most of our FLEX family of products. In the years ended December 31, 2007, 2006 and 2005, we purchased $207.8 million, $229.9 million and $153.1 million of printed circuit board assemblies and services from Flextronics, respectively. Sales of in-circuit testers to Flextronics for the years ended December 31, 2007, 2006 and 2005 were $4.0 million, $5.7 million and $5.7 million respectively. As of December 31, 2007 and 2006, $19.8 million and $7.0 million, respectively, was included in accounts payable and $17.5 million and $1.3 million, respectively, was included in accounts receivable, representing amounts due to/from Flextronics. We believe that these purchases and sales were made on terms and conditions that were fair and not less favorable than could have been obtained from unaffiliated third parties.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. This accounting standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting this standard.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." This Statement replaces FASB Statement No. 141, "Business Combinations." SFAS No. 141(R) establishes new principles and requirements for how an acquiring company 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, 2) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase, and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for business combinations occurring on or after the beginning of the fiscal year beginning on or after December 15, 2008. We are currently evaluating the impact of adopting this standard.

Item 7A: *Quantitative and Qualitative Disclosures About Market Risks*

Concentration of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash investments, forward currency contracts and accounts receivable. We maintain cash and marketable securities investments primarily in U.S. Treasury and government agency securities and corporate debt securities, rated A or higher, which have minimal credit risk. The overall weighted average portfolio quality will be maintained at a minimum of AA- or better at all times. We place forward currency contracts with high credit-quality financial institutions in order to minimize credit risk exposure. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of geographically dispersed customers. We perform ongoing credit evaluations of our customers' financial condition and from time to time may require customers to provide a letter of credit from a bank to secure accounts receivable.

Exchange Rate Risk Management

We regularly enter into foreign currency forward contracts to hedge the value of our net monetary assets in the European Euro, Great Britain Pound, Japanese Yen and the Taiwan Dollar. These foreign currency forward contracts have maturities of less than one year. These contracts are used to reduce our risk associated with exchange rate movements, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. In addition, we periodically hedge anticipated cash flow transactions with foreign currency forward contracts. The gains and losses on these contracts are deferred and recognized in the same period as the hedged transaction is recognized in income. We do not engage in currency speculation.

We performed a sensitivity analysis assuming a hypothetical 10% fluctuation in foreign exchange rates to the hedging contracts and the underlying exposures described above. As of December 31, 2007, 2006, and 2005, the analysis indicated that these hypothetical market movements would not have a material effect on our consolidated financial position, results of operations or cash flows.

Interest Rate Risk Management

We are exposed to potential loss due to changes in interest rates. The principal interest rate exposure is to changes in domestic interest rates. Investments with interest rate risk include short and long-term marketable securities.

In order to estimate the potential loss due to interest rate risk, a 10% fluctuation in interest rates was assumed. Market risk for the short and long-term marketable securities was estimated as the potential change in the fair value resulting from a hypothetical change in interest rates for securities contained in the investment portfolio. On these bases, the potential change in fair value from changes in interest rates is $0.3 million and $2.6 million as of December 31, 2007 and 2006, respectively.

Item 8: *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Teradyne, Inc. (the "Company"):

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Teradyne, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15 (a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note R to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007. As discussed in Notes B and N to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006 and the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 28, 2008

TERADYNE, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

	2007	2006
	(in thousands, except per share information)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 562,371	$ 568,025
Marketable securities	75,593	47,766
Accounts receivable, less allowance for doubtful accounts of $4,493 and $4,964 in 2007 and 2006, respectively	189,487	155,770
Inventories		
Parts	27,627	50,868
Assemblies in process	31,272	26,160
Finished goods	21,414	15,785
	80,313	92,813
Prepayments and other current assets	37,169	21,527
Current assets of discontinued operations	—	3,509
Total current assets	944,933	889,410
Property, plant and equipment:		
Land	24,579	26,092
Buildings and improvements	198,287	202,522
Machinery and equipment	601,031	627,972
Construction in progress	1,874	5,476
Total	825,771	862,062
Less: Accumulated depreciation	473,064	496,541
Net property, plant and equipment	352,707	365,521
Marketable securities	104,978	328,827
Goodwill	69,147	69,147
Intangible and other assets	37,127	35,819
Retirement plans assets	46,396	31,503
Long-term assets of discontinued operations	—	828
Total assets	$1,555,288	$1,721,055
LIABILITIES		
Current liabilities:		
Accounts payable	57,426	39,918
Accrued employees' compensation and withholdings	71,691	87,811
Deferred revenue and customer advances	41,928	44,053
Other accrued liabilities	47,002	47,023
Accrued income taxes	5,187	36,052
Current liabilities of discontinued operations	—	4,859
Total current liabilities	223,234	259,716
Retirement plans liabilities	80,388	81,121
Long-term other accrued liabilities	22,492	18,352
Long-term liabilities of discontinued operations	—	679
Total liabilities	326,114	359,868
Commitments and contingencies (Note K)		
SHAREHOLDERS' EQUITY		
Common stock, $0.125 par value, 1,000,000 shares authorized, 173,088 and 188,952 shares issued and outstanding at December 31, 2007 and 2006, respectively	21,636	23,619
Additional paid-in capital	1,105,441	1,179,015
Accumulated other comprehensive loss	(46,028)	(66,309)
Retained earnings	148,125	224,862
Total shareholders' equity	1,229,174	1,361,187
Total liabilities and shareholders' equity	$1,555,288	$1,721,055

The accompanying notes are an integral part of the consolidated financial statements.

TERADYNE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2007	2006	2005
	(in thousands, except per share amounts)		
Net revenue:			
Products	$ 861,583	$1,118,811	$ 847,246
Services	240,697	237,438	197,858
Total net revenue	1,102,280	1,356,249	1,045,104
Cost of revenues:			
Cost of products	430,464	550,312	502,231
Cost of services	158,383	154,055	147,815
Total cost of revenue	588,847	704,367	650,046
Gross profit	513,433	651,882	395,058
Operating expenses:			
Engineering and development	204,344	202,436	216,373
Selling and administrative	250,841	283,012	245,988
In-process Research and Development	16,700	—	—
Restructuring and other, net	(659)	(36,033)	17,644
Total operating expenses	471,226	449,415	480,005
Income (loss) from operations	42,207	202,467	(84,947)
Interest income	35,893	44,624	17,790
Interest expense	(689)	(11,060)	(16,229)
Other income and expense, net	1,832	—	—
Income (loss) from continuing operations before income taxes	79,243	236,031	(83,386)
Provision (benefit) for income taxes	7,360	27,869	(19,730)
Income (loss) from continuing operations	71,883	208,162	(63,656)
Income (loss) from discontinued operations before income taxes	6,346	(5,636)	186,653
Provision for income taxes	518	3,769	32,349
Income (loss) from discontinued operations	5,828	(9,405)	154,304
Net income	$ 77,711	$ 198,757	$ 90,648
Income (loss) from continuing operations:			
Basic	$ 0.39	$ 1.07	$ (0.32)
Diluted	$ 0.39	$ 1.06	$ (0.32)
Net income per common share:			
Basic	$ 0.42	$ 1.02	$ 0.46
Diluted	$ 0.42	$ 1.01	$ 0.46
Weighted average common shares—basic	184,020	194,729	196,283
Weighted average common shares—diluted	185,374	204,414	196,283

The accompanying notes are an integral part of the consolidated financial statements.

TERADYNE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2007, 2006 and 2005

	Shares Issued	Common Stock Par Value	Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity	Comprehensive Income
				(in thousands)				
Balance, December 31, 2004	194,253	$24,282	$1,164,741		$(61,313)	$ 5,854	$1,133,564	
Issuance of stock to employees under benefit plans	2,758	344	57,249	$(22,866)			34,727	
Amortization of unearned compensation				762			762	
Comprehensive income:								
Net income						90,648	90,648	$ 90,648
Foreign currency translation adjustment					(1,218)		(1,218)	(1,218)
Unrealized gain on cash flow hedge					305		305	305
Unrealized loss on investments, net of applicable tax of $0					(5,111)		(5,111)	(5,111)
Increase in additional minimum pension liability, net of applicable tax of $1,712					(11,011)		(11,011)	(11,011)
Total comprehensive income								$ 73,613
Balance, December 31, 2005	197,011	24,626	1,221,990	(22,104)	(78,348)	96,502	1,242,666	
Issuance of stock to employees under benefit plans, net of shares withheld for payroll tax of $2,635	2,551	319	20,318				20,637	
Stock-based compensation expense			2,547	22,104			24,651	
Repurchase of stock	(10,610)	(1,326)	(65,840)			(70,397)	(137,563)	
Comprehensive income:								
Net income						198,757	198,757	$198,757
Foreign currency translation adjustment					2,723		2,723	2,723
Unrealized loss on cash flow hedge					(30)		(30)	(30)
Unrealized gain on investments, net of applicable tax of $0					2,807		2,807	2,807
Decrease in additional minimum pension liability, net of applicable tax of $8,057					71,164		71,164	71,164
Adjustment to initially apply SFAS 158, net of applicable tax of $2,827					(64,625)		(64,625)	—
Total comprehensive income								$275,421
Balance, December 31, 2006	188,952	23,619	1,179,015	—	(66,309)	224,862	1,361,187	
Issuance of stock to employees under benefit plans, net of shares withheld for payroll tax of $2,653	2,454	307	20,211				20,518	
Stock-based compensation expense, net of tax of $0			23,142				23,142	
Repurchase of stock	(18,318)	(2,290)	(116,927)			(154,448)	(273,665)	
Comprehensive income:								
Net income						77,711	77,711	$ 77,711
Foreign currency translation adjustment					(741)		(741)	(741)
Unrealized gain on investments, net of tax of $0					3,454		3,454	3,454
Actuarial gain arising during period, net of tax of $817					13,216		13,216	13,216
Amortization included in net periodic pension and postretirement costs:								
Actuarial gains, net of tax of $112					3,788		3,788	3,788
Prior service costs, net of tax of $0					613		613	613
Net transition asset, net of tax of ($19)					(49)		(49)	(49)
Total comprehensive income								$ 97,992
Balance, December 31, 2007	173,088	$21,636	$1,105,441	$ —	$(46,028)	$ 148,125	$1,229,174	

The accompanying notes are an integral part of the consolidated financial statements.

TERADYNE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2007	2006	2005
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 77,711	$ 198,757	$ 90,648
Less: (Loss) income from discontinued operations	(68)	(9,405)	17,351
Less: Gain on disposal of discontinued operations (Note E)	5,896	—	136,953
Income (loss) from continuing operations	71,883	208,162	(63,656)
Adjustments to reconcile income (loss) from continuing operations to net cash provided (used for) by operating activities:			
Depreciation	59,384	68,253	84,362
Amortization	8,111	4,829	5,898
Stock-based compensation	23,474	23,509	762
Impairment of long-lived assets	—	50	8,331
In-process research and development	16,700	—	—
Gain on sale of product lines	(906)	(406)	(4,068)
Gain on sale of land and buildings	(3,597)	(39,098)	(15,329)
Provision for doubtful accounts	—	227	89
Provision for inventory obsolescence	1,835	12,815	49,033
Deferred income tax credit	(750)	(4,008)	(30,955)
Tax credit related to pension funding	—	6,026	—
Other non-cash items, net	(171)	3,466	(1,841)
Changes in operating assets and liabilities, net of businesses and product lines sold and acquired:			
Accounts receivable	(33,717)	67,939	(58,738)
Inventories	45,179	79,324	69,922
Other assets	(24,958)	6,569	3,158
Accounts payable, deferred revenue and accruals	2,753	12,636	(13,301)
Retirement plan contributions	(2,616)	(30,232)	(40,091)
Accrued income taxes	(30,865)	32,818	(10,181)
Net cash provided by (used for) continuing operations	131,739	452,879	(16,605)
Net cash (used for) provided by discontinued operations	(3,552)	(2,793)	30,128
Net cash provided by operating activities	128,187	450,086	13,523
Cash flows from investing activities:			
Investments in property, plant and equipment	(86,088)	(110,009)	(112,675)
Proceeds from sale of land and buildings	7,888	84,617	34,014
Proceeds from sale of product lines	906	406	4,068
Acquisition of technology	(17,600)	—	—
Purchases of available-for-sale marketable securities	(388,385)	(396,922)	(402,911)
Proceeds from sales and maturities of available-for-sale marketable securities	589,167	618,495	293,060
Net cash provided by (used for) continuing operations	105,888	196,587	(184,444)
Net cash provided by (used for) discontinued operations	10,765	(408)	366,418
Net cash provided by investing activities	116,653	196,179	181,974
Cash flows from financing activities:			
Payments of long-term debt and notes payable	—	(304,648)	(98,673)
Repurchase of common stock	(273,665)	(137,563)	—
Issuance of common stock under stock option and stock purchase plans	23,171	23,272	34,728
Net cash used for financing activities	(250,494)	(418,939)	(63,945)
(Decrease) increase in cash and cash equivalents	(5,654)	227,326	131,552
Cash and cash equivalents at beginning of year	568,025	340,699	209,147
Cash and cash equivalents at end of year	$ 562,371	$ 568,025	$ 340,699
Supplementary disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,286	$ 12,469	$ 15,037
Income taxes paid	$ 31,584	$ 6,763	$ 17,748

The accompanying notes are an integral part of the consolidated financial statements.

TERADYNE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. THE COMPANY

Teradyne, Inc. is a leading global supplier of automatic test equipment.

Teradyne's automatic test equipment products and services include:

- semiconductor test ("Semiconductor Test"), and
- circuit-board test and inspection systems, military/aerospace ("Mil/Aero") test instrumentation and systems and automotive diagnostic and test systems ("Systems Test Group")

B. ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Teradyne and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated. Certain prior years' amounts were reclassified to conform to the current year presentation.

In August 2007, the company sold Broadband Test Division, its Digital Subscriber Line and telephone network test division. In November 2005, the company sold Teradyne Connection Systems, its interconnection systems product and services division. The results of operations of Broadband Test Division and Teradyne Connection Systems as well as balance sheet amounts pertaining to these businesses have been classified as discontinued operations in the consolidated financial statements (see "Note E: Discontinued Operations").

Preparation of Financial Statements and Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, management evaluates its estimates, including those related to inventories, investments, goodwill, intangible and other long-lived assets, doubtful accounts, income taxes, pensions, warranties, and loss contingencies. Management bases its estimates on historical experience and on appropriate and customary assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates.

Revenue Recognition

Teradyne recognizes revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to Teradyne's customers upon shipment or at delivery destination point. In circumstances where either title or risk of loss pass upon destination, acceptance or cash payment, Teradyne defers revenue recognition until such events occur.

Teradyne's equipment includes embedded software which is considered incidental to the product. Revenue is recognized upon shipment or at delivery destination point, provided that customer acceptance criteria can be demonstrated prior to shipment. Certain contracts require Teradyne to perform tests of the product to ensure that performance meets the published product specifications or customer requested specifications, which are generally conducted prior to shipment. Where the criteria cannot be demonstrated prior to shipment, revenue is deferred until customer acceptance has been received.

B. ACCOUNTING POLICIES—(Continued)

For multiple element arrangements Teradyne defers the fair value of any undelivered elements of the contract. For a delivered item to be considered a separate unit, the delivered item must have value to the customer on a standalone basis, there must be objective and reliable evidence of fair value of the undelivered items in the arrangement and the delivery or performance of the undelivered item must be considered probable and substantially in the control of Teradyne. Teradyne also defers the portion of the sales price that is not due until acceptance, which represents deferred profit. Fair value is the price charged when the element is sold separately. Teradyne's post-shipment obligations include installation, training services, one-year standard warranties, and extended warranties. Installation does not alter the product capabilities, does not require specialized skills or tools and can be performed by the customers or other vendors. Installation is typically provided within five to fifteen days of product shipment and is completed within one to two days thereafter. Training services are optional and do not affect the customer's ability to use the product. Teradyne defers revenue for the fair value of installation and training. Extended warranties constitute warranty obligations beyond one year and Teradyne defers revenue in accordance with Financial Accounting Standards Board ("FASB") Technical Bulletin 90-1.

Teradyne's products are generally subject to warranty and related costs of the warranty are provided for in cost of revenue when product revenue is recognized. Teradyne classifies shipping and handling costs in cost of revenue. Service revenue is recognized over the contractual period or as the services are performed.

Teradyne generally does not provide its customers with contractual rights of return for any of its products.

For transactions involving the sale of software which is not incidental to the product, revenue is recognized in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 97-2"). Teradyne recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. In instances where an arrangement contains multiple elements, revenue is deferred related to the undelivered elements to the extent that vendor-specific objective evidence of fair value ("VSOE") exists for such elements. In instances where VSOE does not exist for one or more of the undelivered elements of an arrangement, all revenue related to the arrangement is deferred until all elements have been delivered. VSOE is the price charged when the element is sold separately. Revenue for the separate elements is only recognized where the functionality of the undelivered element is not essential to the delivered element.

For certain contracts eligible for contract accounting under SOP No. 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," revenue is recognized using the percentage-of-completion accounting method based upon the percentage of incurred costs to estimated total costs. These arrangements require significant production, modification or customization. In all cases, changes to total estimated costs and anticipated losses, if any, are recognized in the period in which they are determined. With respect to contract change orders, claims or similar items, judgment must be used in estimating related amounts and assessing the potential for realization. Such amounts are only included in the contract value when they can be reliably estimated and realization is reasonably assured, generally upon receipt of a customer approved change order. As of December 31, 2007 and 2006, Teradyne had $10.5 million and $16.9 million in unbilled amounts on long-term contracts included in accounts receivable, respectively. These amounts will be billed on a milestone basis in accordance with contractual terms.

B. ACCOUNTING POLICIES—(Continued)

Inventories

Inventories, which include materials, labor, and manufacturing overhead, are stated at the lower of cost (first-in, first-out basis) or net realizable value. On a quarterly basis, Teradyne uses consistent methodologies to evaluate all inventory for net realizable value. Teradyne records a provision for both excess and obsolete inventory when such write-downs or write-offs are identified through the quarterly review process. The inventory valuation is based upon assumptions about future demand, product mix and possible alternative uses. Teradyne's inventory balance at December 31, 2007 was $80.3 million, net of write-downs to net realizable value of $105.6 million.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated over the estimated useful lives of the assets. Leasehold improvements and major renewals are capitalized and included in property, plant and equipment accounts while expenditures for maintenance and repairs and minor renewals are charged to expense. When assets are retired, the assets and related allowances for depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations.

Teradyne provides for depreciation of its assets principally on the straight line method with the cost of the assets being charged to expense over their useful lives as follows:

Buildings	40 years
Building improvements	5 to 10 years
Leasehold improvements	Lesser of lease term or useful life
Furniture and fixtures	10 years
Test systems manufactured internally	6 years
Machinery and equipment	3 to 5 years
Software	3 to 5 years

Test systems manufactured internally are used by Teradyne for customer evaluations and manufacturing and support of its customers. Teradyne depreciates the test systems manufactured internally over a six-year life to cost of revenues and selling and administrative expenses. Teradyne often sells internally manufactured test equipment to customers. Upon the sale of an internally manufactured test system, the net book value of the system is transferred to inventory and expensed as cost of revenues. The net book value of internally manufactured test systems sold in the years ended December 31, 2007, 2006 and 2005 was $33.0 million, $40.0 million and $47.6 million, respectively.

Goodwill, Intangible and Long-Lived Assets

Teradyne accounts for its goodwill and intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Intangible assets are amortized over their estimated useful economic life and are carried at cost less accumulated amortization. Goodwill is assessed for impairment at least annually in the fourth quarter, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of a reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess.

B. ACCOUNTING POLICIES—(Continued)

In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," Teradyne reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. The cash flow estimates used to determine the impairment, if any, contain management's best estimates using appropriate assumptions and projections at that time.

Engineering and Development Costs

Teradyne's products are highly technical in nature and require a large and continuing engineering and development effort. Software development costs incurred prior to the establishment of technological feasibility are charged to expense. Software development costs incurred subsequent to the establishment of technological feasibility are capitalized until the product is available for release to customers. To date, the period between achieving technological feasibility and general availability of the product has been short and software development costs eligible for capitalization have not been material. Engineering and development costs are expensed as incurred and consist primarily of salaries, contractor fees, building costs, depreciation, and tooling costs.

Advertising Costs

Teradyne expenses all advertising costs as incurred. Advertising costs were $2.4 million, $2.7 million and $2.4 million in 2007, 2006 and 2005, respectively.

Product Warranty

Teradyne generally provides a one-year warranty on its products, commencing upon installation or shipment. A provision is recorded upon revenue recognition to cost of revenues for estimated warranty expense based upon historical experience. Related costs are charged to the warranty accrual as incurred. The balance below is included in other accrued liabilities.

	Balance (in thousands)
Balance at December 31, 2005	$ 10,496
Accruals for warranties issued during the period	19,563
Settlements made during the period	(17,162)
Balance at December 31, 2006	12,897
Accruals for warranties issued during the period	11,369
Settlements made during the period	(14,926)
Balance at December 31, 2007	$ 9,340

B. ACCOUNTING POLICIES—(Continued)

When Teradyne receives revenue for extended warranties beyond one year, it is deferred and recognized on a straight-line basis over the contract period. Related costs are expensed as incurred. The balance below is included in long-term other accrued liabilities.

	Balance (in thousands)
Balance at December 31, 2005	$ 5,596
Deferral of new extended warranty revenue	5,777
Recognition of extended warranty deferred revenue	(3,023)
Balance at December 31, 2006	8,350
Deferral of new extended warranty revenue	3,997
Recognition of extended warranty deferred revenue	(5,737)
Balance at December 31, 2007	$ 6,610

Stock Compensation Plans and Employee Stock Purchase Plan

Equity Plans and Employee Stock Purchase Plan

Under its stock compensation plans, Teradyne has granted stock options and restricted stock units, and employees are eligible to purchase Teradyne's common stock through its Employee Stock Purchase Plan ("ESPP").

Stock options to purchase Teradyne's common stock at 100% of the fair market value on the grant date generally vest in equal installments over four years from the grant date and have a maximum term of seven years. Options granted to non-employee directors on or after February 5, 2001 are immediately vested, fully exercisable and have a maximum term of either five or seven years.

Restricted stock unit awards granted to employees prior to 2006 (excluding executive officers) vest over a two year period, with 50% vesting on each of the first and the second anniversaries of the grant date. Restricted stock unit awards granted to employees in 2006 and 2007 (excluding executive officers) vest in equal annual installments over four years. Restricted stock unit awards granted to non-employee directors vest after a one year period, with 100% of the award vesting on the first anniversary of the grant date. Restricted stock unit awards granted to executive officers, including the CEO, in January 2006, vest over two years. Restricted stock unit awards granted to executive officers, including the CEO, in January 2007 vest over four years. A portion of the restricted stock unit awards granted to executive officers, including the CEO, is subject to time-based vesting and a portion of the awards is subject to performance-based vesting. The percentage level of performance satisfied for performance-based grants is assessed on or near the anniversary of the grant date and, in turn, that percentage level determines the number of performance-based restricted stock units available for vesting over the vesting period; portions of the performance-based grants not available for vesting will be forfeited. Restricted stock units do not have common stock voting rights, and the shares underlying the restricted stock units are not considered issued and outstanding until they become vested. Teradyne expenses the cost of the restricted stock unit awards, which is determined to be the fair market value of the shares at the date of grant, ratably over the period during which the restrictions lapse.

Under the ESPP, eligible employees (including executive officers) may purchase shares of common stock through regular payroll deductions of up to 10% of their eligible compensation. The price paid for the common stock is equal to 85% of the lower of the fair market value of Teradyne's common stock on the first business day and the last business day of the purchase period. There are two six-month purchase periods in each fiscal year.

B. ACCOUNTING POLICIES—(Continued)

Effective January 1, 2006, Teradyne adopted the fair value recognition provision of Financial Accounting Standards No. 123 (revised 2004) "Share Based Payment" ("SFAS 123R"), using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock based compensation expense for the years ended December 31, 2007 and 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, and is calculated based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"). Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with SFAS 123R. As required by SFAS 123R, Teradyne has made an estimate of expected forfeitures and is recognizing compensation costs only for those stock-based compensation awards expected to vest.

Prior to the adoption of SFAS 123R, Teradyne accounted for its equity incentive plans and employee stock purchase plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations ("APB 25"). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. Teradyne has applied provisions of SAB 107 in its adoption of SFAS 123R. The cumulative effect of the initial adoption of SFAS 123R was not material.

The pro-forma table below reflects the effect of recording stock-based compensation on loss from continuing operations and net income for the year ended December 31, 2005, had Teradyne applied the fair value recognition provisions of SFAS 123:

	2005
	(in millions except per share amounts)
Loss from continuing operations as reported	$ (63.7)
Add: Stock-based compensation included in loss	0.8
Deduct: Total stock-based employee compensation expense determined under fair value method (no tax effects included)	(88.5)
Pro forma loss from continuing operations	$(151.4)
Loss from continuing operations per common share—basic, as reported	$ (0.32)
Loss from continuing operations per common share—diluted, as reported	$ (0.32)
Loss from continuing operations per common share—basic, pro forma	$ (0.77)
Loss from continuing operations per common share—diluted, pro forma	$ (0.77)
Net income, as reported	$ 90.6
Add: Stock-based compensation included in income	0.8
Deduct: Total stock-based employee compensation expense determined under fair value method (no tax effects included)	(99.7)
Pro forma net loss	$ (8.3)
Net income per common share—basic, as reported	$ 0.46
Net income per common share—diluted, as reported	$ 0.46
Net loss per common share—basic, pro forma	$ (0.04)
Net loss per common share—diluted, pro forma	$ (0.04)

B. ACCOUNTING POLICIES—(Continued)

On May 26, 2005, the Board of Directors approved the accelerated vesting of certain outstanding, unvested "out of the money" stock options awarded to employees, officers and other eligible participants under Teradyne's various stock option plans. The stock options that were accelerated had exercise prices that were in excess of $13.26, the closing price of Teradyne's common stock on the New York Stock Exchange on May 26, 2005 and ranged in exercise price from $13.73 to $41.37 per share. As a result of the vesting acceleration, options to purchase approximately 7.6 million shares became exercisable immediately and Teradyne reduced the compensation expense it otherwise would have been required to record under SFAS 123R by approximately $48.6 million on a pre-tax basis over fiscal years 2006, 2007 and 2008.

The effect to income from continuing operations for recording stock-based compensation for the years ended December 31, 2007 and December 31, 2006 was as follows:

	For the Year Ended December 31, 2007 (in thousands)	For the Year Ended December 31, 2006 (in thousands)
Cost of revenue	$ 4,460	$ 4,467
Engineering and development	7,278	7,287
Selling and administrative	11,736	11,755
Stock-based compensation	23,474	23,509
Income tax benefit	(75)	(423)
Total stock-based compensation expense after income taxes	$23,399	$23,086

The impact on both basic and diluted earnings per share for the year ended December 31, 2007 was $0.13 per share, and December 31, 2006 was $0.12 and $0.11 per share, respectively.

Valuation Assumptions

There were no stock options granted in 2007 and 2006.

The weighted-average fair value of employee stock purchase rights granted in the first and last six months of 2007 was $3.56 and $2.67, respectively, the first and last six months of 2006 was $3.81 and $3.48, respectively, and the first and last six months of 2005 was $3.08 and $3.13. The fair value of the employees' purchase rights was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005
Expected life (years)	0.5	0.5	0.5
Interest rate	5.1%	4.9%	3.9%
Volatility-historical	24.4%	34.4%	36.7%
Dividend yield	0.0%	0.0%	0.0%

As of December 31, 2007, there were 5.7 million shares available for grant under the ESPP.

B. ACCOUNTING POLICIES—(Continued)

Restricted Stock Unit and Stock Option Activity:

Restricted stock unit activity and weighted-average grant date fair value information for the year ended December 31, 2007 follows:

	Number of Shares (in thousands)	Weighted-Average Grant Price
Non-vested January 1, 2007	1,128	$16.00
Awards granted	2,101	15.18
Awards vested	(809)	15.49
Awards forfeited	(221)	15.36
Non-vested at December 31, 2007	2,199	$15.47

As of December 31, 2007 there was $24.5 million unrecognized stock-based compensation expense related to non-vested restricted stock units. That cost is expected to be recognized over the weighted-average period of 3.01 years

Stock options activity and weighted-average grant date fair value information for the year ended December 31, 2007 follows:

	Number of Shares (in thousands)	Weighted-Average Exercise Price
Outstanding at January 1, 2007	19,011	$20.66
Options exercised	(691)	12.79
Options forfeited	(54)	12.73
Options cancelled	(1,124)	24.08
Options at December 31, 2007	17,142	$20.78

As of December 31, 2007, there was $0.4 million unrecognized stock-based compensation related to non-vested stock options. That cost is expected to be recognized over the weighted-average period of 1.64 years.

Investments in Other Companies

Teradyne holds minority interests in private companies having operations or technology in areas within its strategic focus. These investments are included in other long-term assets and include investments accounted for at cost and under the equity method of accounting. Under the equity method of accounting, which generally applies to investments that represent a 20 to 50 percent ownership of the equity securities of the investees, Teradyne's proportionate share of the earnings or losses of the investees is included in other income and expense. Teradyne records an impairment charge when it believes an investment has experienced a decline in value that is other-than-temporary. At December 31, 2007 and 2006, these investments have a carrying value of zero.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when

B. ACCOUNTING POLICIES—(Continued)

the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. U.S. income taxes are not provided for on the earnings of non-U.S. subsidiaries, which are expected to be reinvested indefinitely in operations outside the U.S. For intra-period tax allocations, Teradyne has elected the tax law ordering approach which utilizes net operating loss carryforwards, both income and equity prior to tax credit carryforwards.

Translation of Non-U.S. Currencies

The functional currency for all non-U.S. subsidiaries is the U.S. dollar, except for the Systems Test Group business unit Diagnostic Solutions for which the local currency is its functional currency. All foreign currency denominated monetary assets and liabilities are re-measured on a quarterly basis into the functional currency using exchange rates in effect at the end of the period. All foreign currency denominated non-monetary assets and liabilities are re-measured into the functional currency using historical exchange rates. Net foreign exchange gains and losses resulting from re-measurement are included in operations and were immaterial for the years ended December 31, 2007, 2006 and 2005. For Diagnostic Solutions, assets and liabilities are translated into U.S. dollars using exchange rates in effect at the end of the period. Revenue and expense amounts are translated using an average of exchange rates in effect during the period. Translation adjustments are recorded within accumulated other comprehensive loss.

Net Income (Loss) per Common Share

Basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Except where the result would be antidilutive to income before continuing operations, diluted net income (loss) per common share is calculated by dividing net income (loss) by the sum of the weighted average number of common shares plus common stock equivalents, if applicable.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The volatility of the industries that Teradyne serves can cause certain of its customers to experience shortages of cash flows, which can impact their ability to make required payments. Teradyne maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Estimated allowances for doubtful accounts are reviewed periodically taking into account the customer's recent payment history, the customer's current financial statements and other information regarding the customer's credit worthiness. Account balances are charged off against the allowance when it is determined the receivable will not be recovered.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss), unrealized pension gains and losses, unrealized gains and losses on certain investments in debt, equity and derivative securities and cumulative translation adjustments.

C. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 establishes a

C. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS—(Continued)

framework for measuring fair value and requires expanded disclosures regarding fair value measurements. This accounting standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. Teradyne is currently evaluating the impact of adopting this standard.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." This Statement replaces FASB Statement No. 141, "Business Combinations." SFAS No. 141(R) establishes new principles and requirements for how an acquiring company 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for business combinations occurring on or after the beginning of the fiscal year beginning on or after December 15, 2008. Teradyne is currently evaluating the impact of adopting this standard.

D. RISKS AND UNCERTAINTIES

Certain Factors That May Affect Future Results

Teradyne's future results of operations involve a number of risks and uncertainties. These factors include, but are not limited to the following:

- Teradyne is subject to intense competition;
- Teradyne's business is dependent on the current and anticipated market for electronics, which historically has been highly cyclical;
- Teradyne's operating results are likely to fluctuate significantly;
- Teradyne is subject to risks of operating internationally;
- If Teradyne fails to develop new technologies to adapt to its customers' needs and if its customers fail to accept its new products, its revenues will be adversely affected;
- If Teradyne's suppliers do not meet product or delivery requirements, it could have reduced revenues and earnings;
- Teradyne's operations may be adversely impacted if its outsourced service providers fail to perform;
- Teradyne may incur higher tax rates than it expects;
- Teradyne may acquire new businesses or form strategic alliances in the future, and it may not realize the benefits of such acquisitions;
- Teradyne has taken measures to ensure that it is prepared to address slowdowns in the market for its products, which could have long-term negative effects on its business or impact its ability to adequately address a rapid increase in customer demand;
- Teradyne may incur significant liabilities if it fails to comply with environmental regulations;
- Teradyne currently is and in the future may be subject to litigation that could have an adverse effect on its business;
- Teradyne has significant guarantees and indemnification obligations;
- If Teradyne is unable to protect its intellectual property, it may lose a valuable asset or may incur costly litigation to protect its rights;

D. RISKS AND UNCERTAINTIES—(Continued)

- Teradyne's business may suffer if it is unable to attract and retain key employees;
- Teradyne's business is impacted by worldwide economic cycles, which are difficult to predict;
- Acts of war, terrorist attacks and the threat of domestic and international terrorist attacks may adversely impact Teradyne's business; and
- Provisions of Teradyne's charter and by-laws and Massachusetts law make a takeover of Teradyne more difficult.

E. DISCONTINUED OPERATIONS

On August 1, 2007 Teradyne completed the sale of the Broadband Test Division to Tollgrade Communications, Inc. for $11.3 million in cash. Broadband Test Division had revenues for the seven month period ended July 31, 2007 of $11.2 million, for the year ended December 31, 2006 of $20.6 million, and for the year ending December 31, 2005 of $30.1 million. Loss from discontinued operations of the Broadband Test Division for the year ended December 31, 2007 was $6.3 million, loss for the year ended December 31, 2006 was $5.5 million, and income for the year ended December 31, 2005 was $3.2 million. In 2007, Teradyne recorded a gain on the sale of Broadband Test Division of $5.9 million, net of a tax provision of $0.4 million.

On October 10, 2005, Teradyne announced they had reached a definitive agreement to sell its Connection Systems segment to Amphenol Corporation for $390.0 million in cash (subject to a post-closing net asset value adjustment). On November 30, 2005 the sale was completed for an adjusted purchase price of $384.7 million. Connection Systems had revenues for the eleven month period ended November 30, 2005 of $331.0 million. Loss from discontinued operations of Connection Systems segment for the year ended December 31, 2006 was $3.9 million, relating to a change in estimate to tax expenses from the sale. Under applicable accounting guidance, there is an offsetting tax benefit recorded in continuing operations for the same amount. This tax provision results from the finalization of the 2005 U.S. tax return. Income from discontinued operations of Connection Systems through the date of sale in 2005 was $151.1 million, including a gain on sale of Connection Systems of $137.0 million, net of a tax provision of $31.0 million.

F. ACQUISITIONS OF TECHNOLOGY

On March 7, 2007, Teradyne purchased in-process enabling test technology and hired certain engineers from MOSAID Technologies Inc. for $17.6 million, which includes $0.6 million in fees directly related to the acquisition. Of the purchase price, $16.7 million has been allocated to in-process research and development and therefore has been immediately charged to the statement of operations. The balance of the purchase price has been allocated to acquired workforce and fixed assets.

This technology was purchased to be used in the development of a new semiconductor test product. As of the acquisition date, the technology had not reached technical feasibility, had no alternative future use and its fair value was estimable with reasonable reliability, and therefore has been classified as in-process research and development. The technology is unique to the semiconductor test market and requires significant development. The estimated fair value of the in-process technology was determined based on the use of a discounted cash flow model using an income approach. Estimated cash flows were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization of the in-process technology. Such a valuation requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in-process project as well as the estimated cash flows to be generated as a result of completing the project development.

G. FINANCIAL INSTRUMENTS

Cash Equivalents

Teradyne considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents. Included in cash and cash equivalents are time deposits of $2.7 million and $88.7 million for the years ended December 31, 2007 and 2006, respectively.

Marketable Securities

Teradyne classifies investments in marketable securities as trading, available-for-sale or held-to-maturity at the time of purchase and periodically re-evaluates such classification. There were no securities classified as trading or held-to-maturity at December 31, 2007 or 2006. Securities are classified as held-to-maturity when Teradyne has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost with corresponding premiums or discounts amortized over the life of the investment to interest income. Securities classified as available-for-sale are reported at fair value. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. For the year ended December 31, 2007, Teradyne recorded no realized gains on the sale of its marketable securities. For the years ended December 31, 2006 and 2005, Teradyne recorded realized gains of $0.1 million and $0.5 million, respectively, on the sale of its marketable securities. For the years ended December 31, 2007, 2006, and 2005, Teradyne recorded realized losses of $3.2 million, $0.3 million, and $0.8 million, respectively, on the sale of its marketable securities. Unrealized gains and losses are included in accumulated other comprehensive income (loss). The cost of securities sold is based on the specific identification method.

Short-term marketable securities mature in less than one year. Long-term marketable securities have maturities of one to five years. At December 31, 2007 and 2006 these investments are reported as follows:

	Available-for-Sale				
	Cost	Unrealized Gain	Unrealized (Loss)	Fair Market Value	Fair Market Value of Investments with Unrealized Losses
	(in thousands)				
2007					
Short-term marketable securities:					
U.S. Treasury and government agency securities	$ 3,793	$ —	$ (2)	$ 3,791	$ 3,791
Corporate debt securities	71,841	6	(45)	71,802	31,989
	$ 75,634	$ 6	$ (47)	$ 75,593	$35,780
Long-term marketable securities:					
Corporate debt securities	$105,656	$511	$(1,189)	$104,978	$75,343

G. FINANCIAL INSTRUMENTS—(Continued)

	Available-for-Sale				
	Cost	Unrealized Gain	Unrealized (Loss)	Fair Market Value	Fair Market Value of Investments with Unrealized Losses
			(in thousands)		
2006					
Short-term marketable securities:					
U.S. Treasury and government agency securities	$ 14,684	$ —	$ (115)	$ 14,569	$ 14,569
Corporate debt securities	33,437	—	(240)	33,197	25,159
	$ 48,121	$ —	$ (355)	$ 47,766	$ 39,728
Long-term marketable securities:					
U.S. Treasury and government agency securities	$ 57,442	$ —	$(1,653)	$ 55,789	$ 55,789
Corporate debt securities	275,546	91	(2,599)	273,038	164,600
	$332,988	$ 91	$(4,252)	$328,827	$220,389

As of December 31, 2007, the fair market value of investments with unrealized losses totalled $111.1 million. Of this value, $33.6 million consists of 16 individual securities that have had an unrealized loss for greater than one year and $77.5 million have had an unrealized loss for less than one year. Of the $33.6 million of investments that have had an unrealized loss for greater than one year, $3.8 million relates to short-term investments in U.S. Treasury and government agency securities, $11.1 million relates to short-term corporate debt securities, and $18.7 million relates to long-term corporate debt securities. Teradyne reviews its investments to identify and evaluate investments that have an indication of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near term prospects of the investee, and the Company's intent and ability to hold the investments for a period of time to allow for anticipated recovery in market value. Based on this review, the Company has determined that the unrealized losses at December 31, 2007 are temporary.

Derivatives

Teradyne conducts business in a number of foreign countries, with certain transactions denominated in local currencies. The purpose of Teradyne's foreign currency management is to minimize the effect of exchange rate fluctuations on certain foreign denominated net monetary assets and anticipated cash flows. The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. Teradyne does not use derivative financial instruments for trading or speculative purposes.

To minimize the effect of exchange rate fluctuations associated with the remeasurement of net monetary assets denominated in foreign currencies, Teradyne enters into foreign currency forward contracts. The change in fair value of these derivatives is recorded directly in earnings, and is used to offset the change in fair value of the net monetary assets denominated in foreign currencies.

To minimize the effect of exchange rate fluctuations associated with the future cash flows of revenue contracts denominated in a foreign currency, Teradyne enters into foreign currency forward contracts. These foreign currency forward contracts are designated as cash flow hedges and are carried on Teradyne's balance sheet at fair value with the effective portion of the contracts' gains or losses included in accumulated other comprehensive income (loss) and subsequently recognized in earnings in the same period the hedged transaction occurs. These forward contracts generally expire within 24 months.

G. FINANCIAL INSTRUMENTS—(Continued)

At December 31, 2007 and 2006, Teradyne had the following forward currency contracts to buy and sell non-U.S. currencies for U.S. dollars with the following notional amounts:

	December 31, 2007			December 31, 2006		
	Buy Position	Sell Position	Net Total	Buy Position	Sell Position	Net Total
	(in millions)					
Japanese Yen	$ —	$26.5	$26.5	$ (6.5)	$27.8	$ 21.3
Taiwan Dollar	—	6.6	6.6	—	5.6	5.6
British Pound Sterling	(12.2)	7.2	(5.0)	(29.6)	14.0	(15.6)
European Euro	(15.4)	20.9	5.5	(18.3)	14.8	(3.5)
Total	$(27.6)	$61.2	$33.6	$(54.4)	$62.2	$ 7.8

The fair value of the outstanding contracts was an immaterial gain at December 31, 2007 and a gain of $0.7 million at December 31, 2006. In 2007, Teradyne recorded net realized losses of $0.2 million related to foreign currency forward contracts hedging net monetary positions. In 2006, Teradyne recorded net realized gains of $2.2 million related to foreign currency forward contracts hedging net monetary positions. In 2005, Teradyne recorded net realized losses of $0.5 million related to foreign currency forward contracts hedging net monetary positions. Both, the contract gains and losses on the items being hedged are included in selling and administrative expenses.

The effective portion of derivative gains and losses related to cash flow hedges are included in accumulated other comprehensive loss and are reclassified into earnings when the forecasted transaction occurs. During fiscal 2007, Teradyne did not enter into any cash flow hedges. During fiscal 2006, $0.1 million of losses were reclassified to revenue. No cash flow hedges were derecognized or discontinued during fiscal 2007 and 2006. During 2006 and 2005, there were no gains or losses from cash flow hedges due to ineffectiveness.

Concentration of Credit Risk

Financial instruments which potentially subject Teradyne to concentrations of credit risk consist principally of marketable securities, forward currency contracts and accounts receivable. Teradyne maintains cash investments primarily in U.S. Treasury and government agency securities and corporate debt securities, rated AA or higher, which have minimal credit risk. Teradyne places forward currency contracts with high credit-quality financial institutions in order to minimize credit risk exposure. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of geographically dispersed customers. Teradyne performs ongoing credit evaluations of its customers' financial condition and from time to time may require customers to provide a letter of credit from a bank to secure accounts receivable.

H. DEBT

Convertible Senior Notes

In 2001, Teradyne issued $400 million principal amount of 3.75% Convertible Senior Notes due 2006 (the "Notes") in a private placement and received net proceeds of $389 million. The Notes were convertible at the option of the holders at a rate which is equivalent to a conversion price of approximately $26.00 per share, which is equal to a conversion rate of approximately 38.4615 shares of common stock per $1,000 principal amount of Notes.

H. DEBT—(Continued)

Teradyne began making annual interest payments of up to $15 million, paid semi-annually, on the Notes on April 15, 2002. The Notes were senior unsecured obligations of Teradyne that ranked equally with Teradyne's existing and future unsecured and unsubordinated indebtedness. The price Teradyne was required to pay was 100% of the principal amount of the Notes to be repurchased, together with interest accrued but unpaid to, but excluding, the repurchase date. At Teradyne's option and subject to the satisfaction of certain conditions, instead of paying the repurchase price in cash, it may pay the repurchase price in common stock valued at 95% of the average of the closing prices of common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. During 2004 and the first quarter of 2005, Teradyne repurchased $8.5 million and $20.0 million, respectively, of the outstanding principal amount of the Notes pursuant to the August 18, 2004 Board of Directors authorization given to management to repurchase up to $100 million of the outstanding Notes in open market purchases at negotiated prices below 101.50% of the principal amount. During the fourth quarter of 2005, Teradyne repurchased $71.5 million of the Notes through several privately negotiated transactions, at a weighted average price of 99.11% of the principal amount of the Notes. These repurchases were made pursuant to the Board of Directors' authorization given to management on August 18, 2004 and as amended on October 21, 2005, and represent the remaining amount authorized for repurchase. Teradyne incurred no gain or loss during the year ended December 31, 2006 and 2005 as a result of these transactions. This debt was paid in its entirety during 2006.

I. ACCUMULATED OTHER COMPREHENSIVE LOSS

At December 31, 2007 and 2006, the accumulated other comprehensive loss balances were as follows:

	2007	2006
	(in thousands)	
Retirement plans net loss, net of tax of ($1,682) and ($2,858)	$(41,965)	$(62,516)
Retirement plans prior service cost, net of tax of $0 and $0	(5,507)	(2,561)
Retirement plans net transition asset, net of tax of $8 and $32	20	57
Unrealized loss on investments, net of tax of $0 and $0	(721)	(4,175)
Foreign currency translation adjustments	2,145	2,886
Total accumulated other comprehensive loss	$(46,028)	$(66,309)

J. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Teradyne has identified goodwill in its Systems Test Group reportable segment with a carrying amount of $69.1 million at December 31, 2007 and 2006. SFAS 142 provides that goodwill of a reporting unit be tested for impairment on an annual basis and between annual tests in certain circumstances including a significant adverse change in the business outlook. Teradyne's annual impairment test is performed in the fourth quarter of each fiscal year. Teradyne tested the Systems Test Group reporting unit for impairment during its annual test and concluded that there was no impairment of goodwill as of December 31, 2007, 2006 and 2005.

J. GOODWILL AND INTANGIBLE ASSETS—(Continued)

Intangible Assets

Amortizable intangible assets consist of the following and are included in intangible and other assets on the balance sheets:

	December 31, 2007			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life
	(in thousands)			
Completed technology	$19,193	$15,734	$3,459	7.5 years
Service and software maintenance contracts and customer relationships	4,779	3,678	1,101	8.0 years
Tradenames and trademarks	3,800	2,929	871	8.0 years
Acquired workforce	700	139	561	4.0 years
Total intangible assets	$28,472	$22,480	$5,992	7.6 years

	December 31, 2006			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life
	(in thousands)			
Completed technology	$19,193	$13,281	$5,912	7.5 years
Service and software maintenance contracts and customer relationships	4,779	3,078	1,701	8.0 years
Tradenames and trademarks	3,800	2,454	1,346	8.0 years
Total intangible assets	$27,772	$18,813	$8,959	7.7 years

Aggregate amortization expense was $3.7 million in the year ended December 31, 2007, and $3.6 million in the years ended December 31, 2006 and 2005. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

Year	Amount
	(in thousands)
2008	3,137
2009	2,643
2010	175
2011	37
2012	—

K. COMMITMENTS AND CONTINGENCIES

Lease Commitments

Rental expense for the years ended December 31, 2007, 2006 and 2005 was $19.8 million, $22.4 million and $22.7 million, respectively.

K. COMMITMENTS AND CONTINGENCIES—(Continued)

Teradyne leases portions of its office and operating facilities under various operating lease arrangements. The following table reflects Teradyne's non-cancelable operating lease commitments:

	Non-cancelable Lease Commitments*
	(in thousands)
2008	13,972
2009	12,556
2010	11,327
2011	9,396
2012	5,089
Beyond 2012	618
Total	$52,958

* Minimum payments have not been reduced by minimum sublease income of $10.5 million due in the future under non-cancelable subleases.

Legal Claims

On September 5, 2001, after Teradyne's August 2000 acquisition of Herco Technology Corp. and Perception Laminates, Inc., the former owners of those companies filed a complaint against Teradyne and two of our then executive officers in the Federal District Court in San Diego, California, asserting securities fraud and breach of contract related to the acquisition. The District Court dismissed certain of the plaintiffs' claims, granted partial summary judgment against them with respect to their breach of contract claim and denied their motion for reconsideration. In July 2007, after an appeal by the plaintiffs, the U.S. Court of Appeals for the Ninth Circuit affirmed in part and reversed in part the District Court rulings. Teradyne petitioned the Ninth Circuit for rehearing of the ruling that it reversed. In October 2007, the Ninth Circuit denied Teradyne's petition for rehearing. Teradyne will continue to defend the claim that was sent back to the District Court.

In 2001, Teradyne was designated as a Potentially Responsible Party ("PRP") at a clean-up site in Los Angeles, California. This claim arose out of Teradyne's acquisition of Perception Laminates in August 2000. Prior to that date, Perception Laminates had itself acquired certain assets of Alco Industries Inc. under an asset purchase agreement in 1992. Neither Teradyne nor Perception Laminates have ever conducted any operations at the Los Angeles site. Teradyne asked the State of California to drop the PRP designation, but California has not yet agreed to do so.

Teradyne believes that is has meritorious defenses against the above unsettled claims and intends to vigorously contest them. While it is not possible to predict or determine the outcomes of the unsettled claims or to provide possible ranges of losses that may arise, Teradyne believes the potential losses associated with all of these actions will not have a material adverse effect on its consolidated financial position or liquidity, but could possibly be material to its consolidated results of operations of any one period.

In addition, Teradyne is subject to legal proceedings, claims and investigations that arise in the ordinary course of business such as, but not limited to, patent, employment, commercial and environmental matters. Although there can be no assurance, there are no such matters pending that Teradyne expects to be material with respect to its business, financial position or results of operations.

K. COMMITMENTS AND CONTINGENCIES—(Continued)

Guarantees and Indemnification Obligations

Teradyne provides indemnification, to the extent permitted by law, to its officers, directors, employees and agents for liabilities arising from certain events or occurrences while the officer, director, employee, or agent, is or was serving, at Teradyne's request in such capacity. Teradyne has entered into indemnification agreements with certain of its officers and directors. With respect to acquisitions, Teradyne provides indemnifications to or assumes indemnification obligations for the current and former directors, officers and employees of the acquired companies in accordance with the acquired companies' bylaws and charter. As a matter of practice, Teradyne has maintained directors and officer liability insurance coverage including coverage for directors and officers of acquired companies. Two former executive officers of Teradyne are named defendants in a securities case pending in the Federal District Court in San Diego. Each of these former executive officers has invoked the indemnification provisions described herein and insurance claims have been submitted to and are being processed by Teradyne's director and officer liability insurance provider.

Teradyne enters into agreements in the ordinary course of business with customers, resellers, distributors, integrators and suppliers. Most of these agreements require Teradyne to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to Teradyne's products. From time to time, Teradyne also indemnifies customers and business partners for damages, losses and liabilities they may suffer or incur relating to personal injury, personal property damage, product liability and environmental claims relating to the use of Teradyne's products and services or resulting from the acts or omissions of Teradyne, its employees, authorized agents or subcontractors. On occasion, Teradyne has also provided guarantees to customers regarding the performance of its products in addition to the warranty described below.

As a matter of ordinary business course, Teradyne warrants that its products, including software products, will substantially perform in accordance with its standard published specifications in effect at the time of delivery. Most warranties have a one year duration commencing from installation. A provision is recorded upon revenue recognition to cost of revenue for estimated warranty expense upon historical experience. When Teradyne receives revenue for extended warranties beyond the standard duration, it is deferred and recognized on a straight line basis over the contract period. Related costs are expensed as incurred. As of December 31, 2007 and 2006, Teradyne had a product warranty accrual of $9.3 million and $12.9 million, respectively in other accrued liabilities and revenue deferrals related to extended warranties of $6.6 million and $8.4 million, respectively in deferred revenue.

In addition, and in the ordinary course of business, Teradyne provides minimum purchase guarantees to certain of its vendors to ensure continuity of supply against the market demand. Although some of these guarantees provide penalties for cancellations and/or modifications to the purchase commitments as the market demand decreases, most of the guarantees do not. Therefore, as the market demand decreases, Teradyne re-evaluates these guarantees and determines what charges, if any, should be recorded.

With respect to its agreements covering product, business or entity divestitures and acquisitions, Teradyne provides certain representations, warranties and covenants to purchasers and agrees to indemnify and hold such purchasers harmless against breaches of such representations, warranties and covenants. Many of the indemnification claims have a definite expiration date while some remain in force indefinitely. With respect to its acquisitions, Teradyne may, from time to time, assume the liability for certain events or occurrences that took place prior to the date of acquisition.

K. COMMITMENTS AND CONTINGENCIES—(Continued)

As a matter of ordinary business course, Teradyne occasionally guarantees certain indebtedness obligations of its subsidiary companies, limited to the borrowings from financial institutions, purchase commitments to certain vendors, and lease commitments to landlords.

Based on historical experience and information known as of December 31, 2007, except for product warranty, Teradyne has not recorded any liabilities for these guarantees and obligations as of December 31, 2007 because the amount would be immaterial.

L. NET INCOME (LOSS) PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income (loss) per common share from continuing and discontinued operations:

	2007	2006	2005
	(in thousands, except per share amounts)		
Income (loss) from continuing operations	$ 71,883	$208,162	$ (63,656)
Income (loss) from discontinued operations, net	5,828	(9,405)	154,304
Net income for basic net income per share	77,711	198,757	90,648
Income impact of assumed conversion of convertible debentures	—	8,346	—
Net income for diluted net income per share	$ 77,711	$207,103	$ 90,648
Shares used income (loss) from continuing operations per common share—basic	184,020	194,729	196,283
Incremental shares from assumed conversion of convertible debentures	—	8,546	—
Employee and director stock options	755	699	—
Restricted stock units	520	382	—
Employee stock purchase rights	79	58	—
Dilutive potential common shares	1,354	9,685	—
Shares used in income (loss) from continuing operations per common share—diluted	185,374	204,414	196,283
Net income (loss) per common share—basic			
Continuing operations	$ 0.39	$ 1.07	$ (0.32)
Discontinued operations	0.03	(0.05)	0.78
	$ 0.42	$ 1.02	$ 0.46
Net income (loss) per common share—diluted			
Continuing operations	$ 0.39	$ 1.06	$ (0.32)
Discontinued operations	0.03	(0.05)	0.78
	$ 0.42	$ 1.01	$ 0.46

The computation of diluted net income per common share for the year ended December 31, 2007 and 2006 excludes the effect of the potential exercise of options to purchase approximately 13.8 million and 15.3 million shares, respectively, because the exercise price of the option was greater than the average market price of the common shares, as the effect would have been ant-dilutive. The effect of Teradyne's outstanding convertible notes on diluted net income per share for the year ended December 31, 2006 was calculated using the "if

L. NET INCOME (LOSS) PER COMMON SHARE—(Continued)

converted" method as required by SFAS No. 128, "Earnings per Share." In using the "if converted" method, $8.3 million of interest expense related to the convertible notes for the year ended December 31, 2006, net of tax and profit sharing expenses, was added back to net income to arrive at diluted net income. Accordingly, 8.5 million incremental shares from the assumed conversion of the convertible debt are added to shares when calculating diluted net income per common share for the year ended December 31, 2006.

The computation of diluted net loss per common share for the year ended December 31, 2005 excludes the effect of the potential exercise of all options because the effect would have been anti-dilutive. Diluted (loss) income per common share for the year ended December 31, 2005 also excludes 11.5 million shares related to Teradyne's convertible notes outstanding because the effect would have been anti-dilutive.

M. RESTRUCTURING AND OTHER, NET

In response to a downturn in the industry, Teradyne initiated restructuring activities in 2002 across all segments to reduce costs and redundancies, principally through headcount reductions and facility consolidations. Further actions were initiated in 2003, to a lesser extent in 2004, 2005, 2006, and 2007. Additionally, in 2005, 2006 and 2007 as part of Teradyne's facility consolidation, Teradyne began selling certain real estate. The tables below represent activity related to these actions. The remaining accrual for severance and benefits is reflected in the accrued employees' compensation and withholdings account on the balance sheet. The remaining accrual for lease payments on vacated facilities is reflected in the other accrued liabilities account and the other long-term accrued liabilities account and is expected to be paid out over the lease terms, the latest of which expires in 2012. Teradyne expects to pay out approximately $2.2 million against the lease accruals over the next twelve months, with the remaining balance to be paid through 2012. Our future lease commitments are net of expected sublease income of $7.8 million as of December 31, 2007.

2007 Activities

	Gain on Sale of Land and Buildings	Severance and Benefits	Facility Related	Insurance Recovery	Total
		(in thousands)			
2007 (credit) provision	$(3,597)	$ 6,963	$ —	$(4,326)	$ (960)
Cash receipts (payments)	3,597	(5,855)	—	4,326	2,068
Balance at December 31, 2007	$ —	$ 1,108	$ —	$ —	$1,108

Teradyne recorded the following activity related to the 2007 restructuring activities:

- $3.6 million gain on the sale of land and building in Deerfield Illinois;
- $7.0 million of severance charges related to headcount of 202 people across all functions and segments; and
- $4.3 million of cash proceeds recovered from insurance related to facility fire in Taiwan.

M. RESTRUCTURING AND OTHER, NET—(Continued)

2006 Activities

	Gain on Sale of Land and Buildings	Severance and Benefits	Facility Related	Long-Lived Asset Impairment	Total
		(in thousands)			
2006 (credit) provision	$(39,098)	$ 4,292	$1,153	$ 50	$(33,603)
Cash receipts (payments)	39,098	(2,659)	(528)	—	35,911
Asset write-downs	—	—	—	(50)	(50)
Balance at December 31, 2006	—	1,633	625	—	2,258
2007 (credit) provision	—	(152)	—	—	(152)
Cash receipts (payments)		(1,473)	(590)	—	(2,063)
Balance at December 31, 2007	$ —	$ 8	$ 35	$—	$ 43

Teradyne recorded the following activity related to the 2006 restructuring activities:

- $39.1 million gain on the sale of real estate, including $35.8 million for two Semiconductor Test facilities in Boston, MA, $1.5 million for a Semiconductor Test parking facility in Boston, MA, $1.3 million for a Semiconductor Test facility in San Jose, CA and $0.5 million for buildings in Nashua, NH;
- $4.3 million of severance charges related to 179 people across all segments; and
- $1.2 million of facility related charges for the exit of Semiconductor Test facilities in Newbury Park, CA and Waltham, MA.

2005 Activities

	Gain on Sale of Land and Buildings	Severance and Benefits	Long-Lived Asset Impairment	Facility Related	Other Charges	Total
			(in thousands)			
2005 provision (credit)	$(15,329)	$ 21,254	$ 8,331	$2,276	$ 4,247	$20,779
Cash (payments) receipts	15,329	(11,439)	—	(546)	(3,718)	(374)
Asset write-downs	—	—	(8,331)	—	—	(8,331)
Balance at December 31, 2005	—	9,815	—	1,730	529	12,074
2006 (credit) provision	—	(50)	—	555	—	505
Cash payments	—	(8,766)	—	(406)	(529)	(9,701)
Balance at December 31, 2006	—	999	—	1,879	—	2,878
2007 (credit) provision	—	(108)	—	53	—	(55)
Cash payments	—	(649)	—	(443)	—	(1,092)
Balance at December 31, 2007	$ —	$ 242	$ —	$1,489	$ —	$ 1,731

Teradyne recorded the following activity related to the 2005 restructuring activities:

- $15.3 million in gains, including $13.2 million in Semiconductor Test for the sale of land in Japan and a building in Agoura Hills, CA, and $2.1 million at Corporate for the sale of a building in North Reading, MA;

M. RESTRUCTURING AND OTHER, NET—(Continued)

- $21.3 million for severance and related benefits for 526 people terminated across all segments;
- $8.3 million charge, for certain long-lived assets held for sale, as the estimated fair value was less than the carrying value of the assets primarily related to a building held for sale in North Reading, MA, at Corporate which was subsequently sold;
- $2.3 million charge in 2005 and an additional $0.6 million in 2006 related to the exit of a Systems Test Group facility in Poway, CA; and
- $4.2 million charge consisting of $3.1 million of divestiture-related fees at Corporate and $1.1 million for a lease obligation for unused software licenses in Semiconductor Test.

Pre-2005 Activities

	Severance and Benefits	Loss on Sale of Product Lines	Facility Related	Total
	(in thousands)			
Balance at December 31, 2004	$ 2,079	$ —	$20,651	$22,730
2005 (credit) provision	—	(4,068)	933	(3,135)
Cash (payments) receipts	(1,778)	4,068	(6,253)	(3,963)
Balance at December 31, 2005	301	—	15,331	15,632
2006 credit	—	(406)	(2,529)	(2,935)
Cash (payments) receipts	(117)	406	(5,077)	(4,788)
Balance at December 31, 2006	184	—	7,725	7,909
2007 (credit) provision	(184)	(906)	1,598	508
Cash (payments) receipts	—	906	(3,045)	(2,139)
Balance at December 31, 2007	$ —	$ —	$ 6,278	$ 6,278

For Pre-2005 restructuring activity, Teradyne recorded the following activity in 2007:

- $0.9 million from earn-out payments received from the product line divestitures in the Systems Test Group.
- $1.6 million related to changes in estimated sublease income and related facility costs from facilities previously exited by the Systems Test Group.

During February 2008, the Company implemented reduction-in-force activities across all reportable segments, functions and geographies. This will include a reduction of approximately 175 employees and a severance charge during the first quarter of 2008 of approximately $9.5 million.

N. RETIREMENT PLANS

Teradyne adopted the funded status recognition provision of SFAS 158 effective December 31, 2006. This standard amends SFAS 87, 88, 106, and 132(R). SFAS 158 requires an employer with defined benefit plans or other postretirement benefit plans to recognize an asset or a liability on its balance sheet for the overfunded or underfunded status of the plans as defined by SFAS 158. The pension asset or liability represents a difference between the fair value of the pension plan's assets and the projected benefit obligation as of December 31. For other postretirement benefit plans, the liability is the difference between the fair value of the plan's assets and the accumulated postretirement benefit obligation as of December 31.

N. RETIREMENT PLANS—(Continued)

Defined Benefit Pension Plans

Teradyne has defined benefit pension plans covering a majority of domestic employees and employees of certain non-U.S. subsidiaries. Benefits under these plans are based on employees' years of service and compensation. Teradyne's funding policy is to make contributions to the plans in accordance with local laws and to the extent that such contributions are tax deductible. The assets of these plans consist primarily of equity and fixed income securities. In addition, Teradyne has an unfunded supplemental executive defined benefit plan in the United States to provide retirement benefits in excess of levels allowed by the Employment Retirement Income Security Act (ERISA) and the Internal Revenue Code (the "IRC"), as well as unfunded foreign plans.

Teradyne uses a December 31 measurement date for all of its plans. The December 31 balances of these defined benefit pension plan assets and obligations are shown below:

	2007	2006
	(in thousands)	
Assets and Obligations		
Change in benefit obligation:		
Projected benefit obligation:		
Beginning of year	$297,857	$304,069
Service cost	5,664	7,042
Interest cost	16,647	15,723
Actuarial gain	(16,936)	(24,159)
Benefits paid	(13,467)	(9,113)
Curtailment	(498)	—
Transfers	(810)	—
Non-U.S. currency movement	2,930	4,295
End of year	291,387	297,857
Change in plan assets:		
Fair value of plan assets:		
Beginning of year	276,945	225,097
Company contributions	4,808	30,232
Plan participants' contributions	54	63
Actual return	15,208	29,240
Benefits paid	(13,467)	(9,113)
Special termination benefits	—	—
Other	—	—
Non-U.S. currency movement	653	1,426
End of year	284,201	276,945
Funded status	$ (7,186)	$(20,912)

The following table provides amounts recorded within the account line items of the statement of financial position as of December 31:

	2007	2006
	(in thousands)	
Long-term retirement plans assets	$ 46,396	$ 31,503
Accrued employees' compensation and withholdings	(1,956)	(1,459)
Long-term retirement plans liabilities	(51,626)	(50,956)
	$ (7,186)	$(20,912)

N. RETIREMENT PLANS—(Continued)

The following table provides amounts recognized in accumulated other comprehensive loss as of December 31:

	2007	2006
	(in thousands)	
Net loss	$39,365	$59,433
Prior service cost	7,736	5,024
Net transition asset	(27)	(89)
Total recognized in other comprehensive loss before tax	47,074	64,368
Deferred tax asset	(1,674)	(2,827)
Total recognized in other comprehensive loss, net of tax	$45,400	$61,541

The estimated portion of net loss and prior service cost remaining in accumulated other comprehensive loss that is expected to be recognized as a component of net periodic pension cost in 2008 is $1.5 million, and $0.8 million respectively.

The accumulated benefit obligation for all defined pension plans was $271.1 million and $272.6 million at December 31, 2007 and 2006, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2007	2006
	(in millions)	
Projected benefit obligation	$53.6	$51.8
Accumulated benefit obligation	$43.7	$40.3
Fair value of plan assets	$ 0.9	$ 0.7

N. RETIREMENT PLANS—(Continued)

Expense

For the years ended December 31, 2007, 2006 and 2005, Teradyne's net periodic pension costs were comprised of:

	2007	2006	2005
		(in thousands)	
Components of Net Periodic Pension Cost:			
Service cost	$ 5,664	$ 7,042	$ 7,196
Interest cost	16,647	15,723	14,937
Expected return on plan assets	(19,545)	(17,694)	(14,789)
Amortization of:			
Net transition (asset)/obligation	(68)	66	130
Prior service cost	847	844	1,061
Net loss	3,614	5,900	4,989
Curtailment cost	—	—	2,154
Total net periodic pension cost	7,159	$ 11,881	$ 15,678
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:			
Net gain	(12,895)		
Reversal of amortization items:			
Net transition asset	68		
Prior service cost	(847)		
Net loss	(3,614)		
Total recognized in other comprehensive income	(17,288)		
Total recognized in net periodic pension cost and other comprehensive income	$(10,129)		

Weighted Average Assumptions to Determine Net Periodic Pension Cost at January 1

	United States Plan			Foreign Plans		
	2007	2006	2005	2007	2006	2005
Discount rate	6.0%	5.5%	5.75%	4.1%	4.1%	4.4%
Expected return on plan assets	7.75	7.5	7.5	4.0	4.0	4.4
Salary progression rate	4.0	4.0	4.0	3.5	3.5	3.3

Weighted Average Assumptions to Determine Pension Obligations at December 31

	United States Plan			Foreign Plans		
	2007	2006	2005	2007	2006	2005
Discount rate	6.5%	6.0%	5.5%	4.8%	4.0%	4.1%
Salary progression rate	4.0	4.0	4.0	3.6	3.5	3.4

In developing the expected return on plan assets assumption, Teradyne evaluated input from its investment manager and pension consultants, including their review of asset class return expectations. Based on this review, Teradyne believes that 7.75% was an appropriate rate to use for fiscal 2007 for the U.S. Qualified Pension Plan.

N. RETIREMENT PLANS—(Continued)

Teradyne bases its determination of pension expense or income on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return on assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recognized. As of December 31, 2007, under the U.S. Qualified Pension Plan, Teradyne had cumulative gains of approximately $3.2 million, which remain to be recognized in the calculation of the market-related value of assets. The discount rate that Teradyne utilized for determining future pension obligations for the U.S. Qualified Pension Plan is based on the Citigroup Pension Liability Index, which was at 6.5% at December 31, 2007, up from 5.9% at December 31, 2006. As a result, Teradyne selected 6.5% for its December 31, 2007 discount rate, up from 6.0% as of December 31, 2006.

Plan Assets

Teradyne's weighted average asset allocation at December 31, 2007 and 2006, by asset category is as follows:

	United States Plan		Foreign Plans	
	2007	2006	2007	2006
Equity Securities	46.3%	49.3%	53.8%	55.9%
Debt Securities	53.7	50.7	40.3	38.6
Other	—	—	5.9	5.5
Total	100.0%	100.0%	100.0%	100.0%

Teradyne employs a total return investment approach for its pension plan assets whereby a mix of equities and fixed income investments are used to ensure the preservation of capital and to maximize the long-term return of plan assets for a prudent level of risk. The investment portfolio contains a diversified blend of equity and fixed income investments. The investment portfolio will not at any time have a direct investment in Teradyne stock. It may have an indirect investment in Teradyne stock, if one of the funds selected by the investment manager invests in Teradyne stock.

The target asset allocation and index for each asset category for the U.S. Qualified Pension Plan, per policy, for the portfolio is as follows:

Asset Category:	Policy Index:	Target
Equity (Large cap)	S&P 500 Stock Index	22%
Equity (Small cap)	Russell 2000 Index	10
International Equity	MSCI EAFE Index (Net Dividends) and MSCI Emerging Markets Free Index	15
Passive Fixed Income	Lehman Aggregate Bond Index	33
High-Yield Fixed Income	Lehman Brothers High Yield Very Liquid Index	10
Real Assets	Real Asset Custom Index	10

Teradyne's investment manager regularly reviews Teradyne's actual asset allocation and periodically rebalances Teradyne's portfolio to ensure alignment to the targeted allocation. The investment return objectives are to achieve a rate of return, which exceeds the rate of inflation, as measured by the Consumer Price Index, by 3% per year, and to avoid excessive volatility and produce a rate of return that at least matches the Policy Index identified above. The manager's investment performance is reviewed at least annually. Results for the total

N. RETIREMENT PLANS—(Continued)

portfolio and for each major category of assets are evaluated in comparison with appropriate market indices, the Policy Index, other similarly managed portfolios and the Consumer Price Index. The assets of Teradyne's foreign pension plans are invested in funds which seek to combine long-term growth potential offered through equity exposure with the relative security provided by equity, bonds and cash.

Contributions

Teradyne's funding policy is to make contributions to the plans in accordance with local laws and to the extent that such contributions are tax deductible. During 2007, 2006 and 2005, Teradyne contributed $4.8 million, $30.2 million and $40.1 million, respectively, to the plans. Based upon the U.S. Qualified Pension Plan funded status as of December 31, 2007, Teradyne does not expect to make any contributions to this plan in 2008. Contributions that will be made in 2008 to certain Qualified Plans for non-U.S. subsidiaries are based on local statutory requirements and will be approximately $2.4 million.

Expected Future Pension Benefits Payments

The following benefit payments, which reflect future service, as appropriate, are expected to be paid as follows:

	United States	Foreign
	(in thousands)	
2008	$10,404	$ 1,929
2009	10,978	1,786
2010	11,842	1,751
2011	12,614	2,176
2012	13,935	3,390
2013-2017	87,493	18,462

Post-Retirement Benefit Plans

In addition to receiving pension benefits, U.S. Teradyne employees who meet early retirement eligibility requirements as of their termination dates may participate in Teradyne's Welfare Plan, which includes death, and medical and dental benefits up to age 65. Death benefits provide a fixed sum to retirees' survivors and are available to all retirees. Substantially all of Teradyne's current U.S. employees (including executive officers) could become eligible for these benefits, and the existing benefit obligation relates primarily to those employees.

N. RETIREMENT PLANS—(Continued)

Teradyne uses a December 31 measurement date for its plan. The December 31 balances of the post retirement assets and obligations are shown below:

	2007	2006
	(in thousands)	
Assets and Obligations		
Change in benefit obligation:		
Projected benefit obligation:		
Beginning of year	$ 24,208	$ 31,328
Service cost	254	255
Interest cost	1,315	1,404
Actuarial gain	(1,385)	(5,824)
Benefits paid	(3,104)	(2,955)
End of year	21,288	24,208
Change in plan assets:		
Fair value of plan assets:		
Beginning of year	—	—
Company contributions	3,102	2,955
Benefits paid	(3,102)	(2,955)
End of year	—	—
Funded status	$(21,288)	$(24,208)

The following table provides amounts recorded within the account line items of financial position as of December 31:

	2007	2006
	(in thousands)	
Accrued employees' compensation and withholdings	$ (2,855)	$ (2,970)
Long-term retirement plans liability	(18,403)	(21,238)
	$(21,258)	$(24,208)

The following table provides amounts recognized in accumulated other comprehensive loss as of December 31:

	2007	2006
	(in thousands)	
Net loss	$ 4,281	$ 5,942
Prior service credit	(2,229)	(2,463)
Total recognized in other comprehensive loss	2,052	3,479

The estimated portion of net loss and prior service credit remaining in accumulated other comprehensive income that is expected to be recognized as a component of net periodic post-retirement benefit cost in 2008 is $0.2 million and $(0.2) million, respectively.

N. RETIREMENT PLANS—(Continued)

Expense

For the years ended December 31, 2007, 2006 and 2005, Teradyne's net periodic post-retirement benefit cost were comprised of:

	2007	2006	2005
	(in thousands)		
Components of Net Periodic Post-Retirement Benefit Cost:			
Service cost	$ 254	$ 255	$ 500
Interest cost	1,315	1,404	1,684
Amortization of:			
Prior service credit	(234)	(234)	(288)
Net loss	285	550	905
Curtailment cost	—	—	(822)
Total net periodic post-retirement benefit cost	1,620	$1,975	$1,979
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:			
Net gain	(1,385)		
Reversal of amortization items:			
Prior service credit	234		
Net loss	(285)		
Total recognized in other comprehensive income	(1,436)		
Total recognized in net periodic post-retirement benefit cost and other comprehensive income	$ 184		

Weighted Average Assumptions to Determine Net Periodic Post-Retirement Benefit Cost as of January 1

	2007	2006	2005
Discount rate	6.0%	5.5%	5.75%
Initial Health Care Cost Trend Rate	9.75	10.0	10.0
Ultimate Health Care Cost Trend Rate	5.0	5.0	5.0
Year in which Ultimate Health Care Cost Trend Rate is reached	2014	2011	2010

Weighted Average Assumptions to Determine Post Retirement Benefit Obligation as of December 31

	2007	2006	2005
Discount rate	6.5%	6.0%	5.5%
Initial Medical Trend	9.0	10.0	10.0
Ultimate Health Care Trend	5.0	5.0	5.0
Medical cost trend rate decrease to ultimate rate in year	2014	2014	2011

N. RETIREMENT PLANS—(Continued)

Assumed health care trend rates could have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates for the year ended December 31, 2007 would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
	(in thousands)	
Effect on total service and interest cost components	$ (128)	$ 115
Effect on postretirement benefit obligations	$(1,185)	$1,092

Expected Future Benefits Payments

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

	Benefits
	(in thousands)
2008	2,885
2009	2,785
2010	2,686
2011	2,431
2012	2,161
2013-2017	8,598

O. STOCK BASED COMPENSATION

Stock Compensation Plans

Under its stock compensation plans Teradyne granted options to purchase common stock at 100% of the fair market value on the date of grant. Options granted to employees prior to September 2001 vest in equal installments over four years and have a maximum term of five years. Beginning in September 2001, options granted to employees vest in equal installments over four years and have a maximum term of seven years. In addition, in 2001, Teradyne made a one-time option grant to all employees that vested over two years and has a term of seven years. Options granted to non-employee directors prior to February 5, 2001 vest in equal installments over four years and have a maximum term of five years. Options granted to non-employee directors on or after February 5, 2001 are immediately vested, fully exercisable and have a maximum term of either five or seven years.

Restricted stock unit awards granted to employees prior to 2006 (excluding executive officers) vest over a two year period, with 50% vesting on each of the first and the second anniversaries of the grant date. Restricted stock unit awards granted to employees in 2006 and 2007 (excluding executive officers) vest in equal annual installments over four years. Restricted stock unit awards granted to non-employee directors vest after a one year period, with 100% of the award vesting on the first anniversary of the grant date. Restricted stock unit awards granted to executive officers, including the CEO, in January 2006, vest over two years. Restricted stock unit awards granted to executive officers, including the CEO, in January 2007 vest over four years. A portion of the restricted stock unit awards granted to executive officers, including the CEO, is subject to time-based vesting and a portion of the awards is subject to performance-based vesting. The percentage level of performance satisfied for performance-based grants is assessed on or near the anniversary of the grant date and, in turn, that percentage

O. STOCK BASED COMPENSATION—(Continued)

level determines the number of performance-based restricted stock units available for vesting over the vesting period; portions of the performance-based grants not available for vesting will be forfeited. The weighted-average grant-date fair value of the restricted stock units granted in 2007, 2006 and 2005 was $15.18, $16.53 and $15.58, respectively.

Stock compensation plan activity for the years 2007, 2006 and 2005 follows:

	2007	2006	2005
	(in thousands)		
Restricted Stock Units:			
Non-vested at January 1	1,128	1,465	—
Awarded	2,101	482	1,467
Vested	(809)	(680)	—
Forfeited	(221)	(139)	(2)
Non-vested at December 31	2,199	1,128	1,465
Stock Options:			
Outstanding at January 1	19,011	22,950	31,017
Options granted	—	—	544
Options exercised	(691)	(729)	(509)
Options forfeited	(54)	(130)	(925)
Options cancelled	(1,124)	(3,080)	(7,177)
Outstanding at December 31	17,142	19,011	22,950
Vested and expected to vest at December 31	17,139	18,986	22,950
Exercisable at December 31	17,069	18,007	20,886

Total shares available for the years 2007, 2006 and 2005:

	2007	2006	2005
	(in thousands)		
Shares available:			
Available for grant at January 1	11,901	25,723	19,630
Option grants	—	—	(544)
Options cancellations/forfeitures	—	3,080	8,102
Restricted stock units granted	(2,102)	(482)	(1,467)
Restricted stock units vested	33	—	—
Restricted stock units forfeited	148	139	2
Adjustment to shares available	—	(16,559)	—
Available for grant at December 31	9,980	11,901	25,723

In May 2006, the 1991 Employee Stock Option Plan, the 1996 Non-Employee Director Stock Option Plan and the 1997 Employee Stock Option Plan were terminated and the 2006 Equity and Cash Compensation Incentive Plan was approved by Teradyne's shareholders. As a result, the number of shares available for future issuance was reduced by 16,559,000 shares from the terminated plans.

O. STOCK BASED COMPENSATION—(Continued)

Weighted-average restricted stock unit award date fair value information for the years 2007, 2006 and 2005 follows:

	2007	2006	2005
	(in thousands)		
Non-vested at January 1	$16.00	$15.58	$ —
Awarded	15.18	16.53	15.58
Vested	15.49	15.58	—
Forfeited	15.36	15.62	15.58
Non-vested at December 31	$15.47	$16.00	$15.58

Restricted stock unit awards aggregate intrinsic value information at December 31 for the years 2007, 2006 and 2005 follows:

	2007	2006	2005
	(in thousands)		
Outstanding	$23,541	$16,149	$24,452
Expected to vest	$20,844	$15,393	$22,730

Restricted stock units weighted average contractual terms (in years) information at December 31, for the years 2007, 2006 and 2005 follows:

	2007	2006	2005
Outstanding	3.01	0.95	1.43
Expected to vest	3.00	0.92	1.42

Weighted average stock options exercise price information for the years 2007, 2006 and 2005 follows:

	2007	2006	2005
Outstanding at January 1	$20.66	$20.73	$22.72
Options granted	—	—	14.43
Options exercised	12.79	12.15	11.64
Options forfeited	12.73	12.99	15.73
Options canceled	24.08	23.44	28.53
Outstanding at December 31	20.78	20.66	20.73
Exercisable at December 31	20.81	21.15	21.60

Stock option aggregate intrinsic value information for the years ended December 31, 2007, 2006 and 2005 follows:

	2007	2006	2005
	(in thousands)		
Exercised	$2,104	$ 2,969	$ 1,774
Outstanding	$ 6	$10,412	$24,341
Vested and expected to vest	$ 6	$10,365	$24,341
Exercisable	$ 6	$ 7,952	$14,466

O. STOCK BASED COMPENSATION—(Continued)

Stock options weighted average contractual terms (in years) information at December 31, for the years 2007, 2006 and 2005 follows:

	2007	2006	2005
Outstanding	1.9	3.0	3.9
Vested and Expected to vest	1.9	3.0	3.9
Exercisable	1.9	2.9	3.9

Significant option groups outstanding at December 31, 2007 and related weighted average price and remaining contractual life information follow:

	Options Outstanding			Options Exercisable	
Range Of Exercise Prices	Weighted-Average Remaining Contractual Life (Years)	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
			(options in thousands)		
$ 9.42–$17.39	2.51	3,658	$12.07	3,585	$12.02
$ 17.40–$21.64	1.58	3,739	17.51	3,739	17.51
$ 21.65–$26.72	1.04	5,120	21.90	5,120	21.90
$ 26.73–$166.98	2.72	4,625	29.09	4,625	29.09
Total		17,142	$20.78	17,069	$20.81

Employee Stock Purchase Plan

Under the Teradyne 1996 Employee Stock Purchase Plan, eligible employees (including executive officers) may purchase shares of common stock through regular payroll deductions of up to 10% of their compensation. Under the plan, the price paid for the common stock is equal to 85% of the lower of the fair market value of Teradyne's common stock on the first business day and the last business day of the purchase period. On November 9, 2004, the Board of Directors approved a plan amendment which replaced the existing twelve (12) month purchase period with two six (6) month purchase periods, effective January 1, 2005. In July 2007, 0.6 million shares of common stock were issued to employees who participated in the plan during the first half of 2007, at the weighted average price of $12.78 per share. In January 2008, Teradyne issued 0.7 million shares of common stock to employees who participated in the plan during the second half of 2007, at the weighted average price of $8.79 per share.

P. SAVINGS PLAN

Teradyne sponsors an employee retirement Savings Plan covering substantially all U.S. employees. Under Teradyne's savings plan, employees may contribute up to 20% of their compensation (subject to Internal Revenue Service limitations). Teradyne annually matches employee contributions up to 6% of such compensation at rates ranging from 50% to 100% for employees in the defined benefit plan. For all other employees, Teradyne annually matches up to 5% of such compensation at rates ranging from 100% to 150%. Teradyne's contributions vest 25% per year for the first four years of employment, and contributions for those employees with four years of service vest immediately. Teradyne also has established an unfunded Supplemental Savings Plan to provide savings benefits in excess of those allowed by ERISA and the IRC. The provisions of this plan are the same as the Savings Plan. Under Teradyne's savings plans, amounts charged to operations were $6.2 million in 2007, $10.7 million in 2006 and $9.1 million in 2005.

Q. RELATED PARTY TRANSACTION

During 2007, Paul Tufano, a member of our Board of Directors, was Executive Vice President, Chief Financial Officer and Interim Chief Executive Officer of Solectron Corporation until it was acquired by Flextronics in October 2007. Mr. Tufano is no longer an employee of Solectron or Flextronics. In the ordinary course of business, Teradyne has for the last ten years purchased printed circuit board assemblies from Solectron, and has also sold in-circuit testers to Solectron which Teradyne refers to as Flextronics. In August 2007, prior to the Flextronics acquisition, Teradyne expanded our contract with Solectron to have it provide additional manufacturing and test services, including areas of final configuration and test for most of Teradyne's FLEX family of products. In the years ended December 31, 2007, 2006 and 2005, Teradyne purchased $207.8 million, $229.9 million and $153.1 million of printed circuit board assemblies and services from Flextronics, respectively. Sales of in-circuit testers to Flextronics for the years ended December 31, 2007, 2006 and 2005 were $4.0 million, $5.7 million and $5.7 million respectively. As of December 31, 2007 and 2006, $19.8 million and $7.0 million, respectively, was included in accounts payable and $17.5 million and $1.3 million, respectively, was included in accounts receivable, representing amounts due to/from Flextronics.

R. INCOME TAXES

The components of income (loss) from continuing operations before income taxes and the provision for (benefit from) income taxes of continuing operations as shown in the consolidated statements of operations are as follows:

	2007	2006	2005
		(in thousands)	
Income (loss) from continuing operations before income taxes:			
U.S.	$ 208,509	$181,810	$(88,012)
Non-U.S.	(129,266)	54,221	4,626
	$ 79,243	$236,031	$(83,386)
(Benefit) provision for income taxes from continuing operations:			
Current:			
U.S. Federal	$ (2,513)	$ (6,320)	$ 951
Non-U.S.	11,180	36,239	8,781
State	(557)	1,958	1,493
	8,110	31,877	11,225
Deferred:			
U.S. Federal	—	—	(29,200)
Non-U.S.	(750)	(4,008)	(1,755)
State	—	—	—
	(750)	(4,008)	(30,955)
Total provision (benefit) for income taxes from continuing operations:	$ 7,360	$ 27,869	$(19,730)

For the year ending December 31, 2007, income tax expense from continuing operations totaled $7.4 million. This amount relates primarily to tax provisions for foreign taxes as well as benefits related to the utilization of foreign tax credits in the U.S.

R. INCOME TAXES—(Continued)

During 2006, the income tax expense from continuing operations totaled $27.9 million. This amount relates primarily to a tax provision for foreign taxes as well as benefits related to a one-time credit related to pension funding and settlement of the California income tax audit for 1998 through 2000.

For the year ended December 31, 2005, there was a tax benefit from continuing operations that totaled $19.7 million. Under generally accepted accounting principles ("GAAP"), a benefit of $29.2 million was recognized for losses relating to 2005 continuing operations. There was an equal and offsetting tax provision in the gain on sale of Connection Systems included in discontinued operations. The remaining portion of the net tax benefit includes a tax provision that related primarily to foreign taxes.

The total income tax provision (benefit) for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	(in thousands)		
Continuing operations	$7,360	$27,869	$(19,730)
Discontinued operations	518	3,769	32,349
Total income tax provision	$7,878	$31,638	$ 12,619

Significant components of Teradyne's deferred tax assets (liabilities) as of December 31, 2007 and 2006 are as follows:

	2007	2006
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 42,411	$ 164,061
Tax credits	63,516	48,751
Inventory valuations	59,440	54,779
Accruals	13,238	7,980
Research and development	58,864	71,624
Pension liability	4,665	12,356
Intercompany license payments	57,000	—
Vacation accrual	8,081	7,707
Equity compensation	6,348	4,494
Amortization	1,013	—
Other	2,829	526
Gross deferred tax assets	317,405	372,278
Less: valuation allowance	(305,178)	(351,656)
Total deferred tax assets	12,227	20,622
Deferred tax liabilities:		
Excess of tax over book depreciation	(2,731)	(7,919)
Amortization	—	(2,733)
Total deferred tax liabilities	(2,731)	(10,652)
Net deferred assets	$ 9,496	$ 9,970

R. INCOME TAXES—(Continued)

At December 31, 2007 Teradyne had operating loss carryforwards that expire in the following years:

	U.S. Federal Operating Loss Carryforwards	State Net Operating Loss Carryforwards	Foreign Net Operating Loss Carryforwards
		(in thousands)	
2008	—	48,976	—
2009	1,594	—	—
2010	511	—	—
2016	—	862	—
2017	—	2,910	—
2018	—	2,385	—
2019	—	—	—
2020	50,982	—	—
2021	—	—	—
2022	—	—	—
2023	26,530	—	—
Beyond 2023	—	—	220
Non-expiring	—	—	139,280
Total	$79,617	$55,133	$139,500

Of the U.S. Federal operating loss carryforwards, $53.1 million relates to the acquisition of GenRad, Inc. in 2001. The GenRad losses are limited in the amount that can be used as a result of "change in ownership" rules as defined in the Internal Revenue Code of 1986.

Teradyne has approximately $63.5 million of tax credit carry forwards. Business tax credits of approximately $17.9 million expire in the years 2019 through 2027. Teradyne has foreign tax credits of approximately $9.4 million expiring 2012 through 2017 and alternative minimum tax credits of approximately $7.9 million, which do not expire. In addition, there are state tax credits of $28.2 million which expire beginning in 2015.

During 2007 and 2006, Teradyne's valuation allowance decreased by $48.3 million and $56.2 million respectively primarily as a result of the utilization of net operating loss carryforwards against current year taxable income. Due to the continued uncertainty of realization, Teradyne maintained its valuation allowance at December 31, 2007 and 2006, for deferred tax assets in the U.S. and Singapore. Teradyne does not expect to significantly reduce its valuation allowance until sufficient positive evidence exists, including sustained profitability, that realization is more likely than not. The valuation allowance includes $16.6 million for net deferred tax assets resulting from minimum pension liabilities and $10.0 million for net operating loss carryforwards relating to stock compensation.

R. INCOME TAXES—(Continued)

A reconciliation of the effective tax rate for the years 2007, 2006 and 2005 follows:

	2007	2006	2005
U.S. statutory federal tax rate	35.0%	35.0%	(35.0)%
State income taxes, net of federal tax benefit	(0.7)	1.0	1.5
Foreign taxes	60.6	17.4	5.3
Export sales corporation	—	(0.8)	(16.9)
Federal income tax audit	0.4	(0.1)	2.5
Valuation allowance	(75.4)	(38.5)	18.4
Current year tax credits	(9.9)	—	—
Pension	—	(2.6)	—
U.S. permanent items	2.8	0.8	0.6
Other, net	(3.5)	(0.1)	(1.0)
	9.3%	12.1%	(24.6)%

For 2007 and 2006, the foreign taxes reconciling item includes losses generated in Singapore that are not tax affected at the U.S. federal tax rate. A corresponding valuation allowance has been established in Singapore for these losses.

Teradyne adopted FIN 48, "Accounting for Uncertainties in Income Taxes" ("FIN 48") effective January 1, 2007. FIN 48 applies to all income tax positions accounted for under FASB Statement No. 109, "Accounting for Income Taxes", and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. FIN 48 also addressed other aspects of reporting and disclosing uncertain tax positions. Upon adoption of FIN 48, there was no cumulative effect to retained earnings. It is anticipated that within the next twelve months there will be no change in unrecognized tax benefits due to audit settlements. As of December 31, 2007, Teradyne has open tax years beginning in 2003 for major jurisdictions including the U.S., Japan, Singapore and the United Kingdom. Teradyne records all interest and penalties related to income taxes as a component of income tax expense. Accrued interest and penalties related to income tax items at December 31, 2007 was not material.

Teradyne's unrecognized tax benefits are as follows (in thousands):

	For the year ended December 31, 2007
Beginning balance, upon adoption as of January 1, 2007	$10,584
Additions:	
Tax positions for current year	3,489
Tax positions for prior years	6,400
Reductions:	
Tax positions for prior years	(6,351)
Settlements with tax authorities	(4,342)
Ending Balance as of December 31, 2007	$ 9,780

R. INCOME TAXES—(Continued)

Current year and prior year additions include assessment of potential transfer pricing exposures and goodwill issues worldwide. Reductions for tax positions for prior years relate to changes in estimates regarding the limitation of acquired net operating losses. Settlements with tax authorities relate to the closing of transfer pricing issues with local tax authorities in Europe and Asia. Of the $9.8 million of unrecognized tax benefits as of December 31, 2007, $7.2 million would impact the consolidated income tax rate if ultimately recognized. The remaining $2.6 million would impact the valuation allowance if ultimately recognized.

As of December 31, 2007, a deferred tax liability has not been established for approximately $253.7 million of cumulative undistributed earnings of non-U.S. subsidiaries, as Teradyne plans to keep these amounts permanently reinvested overseas. Beginning in 2006, Teradyne received from Singapore tax incentives for earnings from investments and related activities that began in that country in 2005. These incentives extend through 2019 and have resulted in $1.5 million and $2.0 million in tax savings during 2007 and 2006, respectively. From 2003 through 2006, Teradyne received tax incentives to conduct business in the People's Republic of China. These tax incentives resulted in income tax savings of $1.3 million, and $0.9 million for the years ended December 31, 2006 and 2005, respectively.

S. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

Teradyne's two reportable segments are Semiconductor Test and Systems Test Group. The Semiconductor Test segment includes operations related to the design, manufacturing and marketing of semiconductor test products and services. The Systems Test Group segment includes operations related to the design, manufacturing and marketing of circuit-board test and inspection products and services, military/aerospace instrumentation test products and services, and automotive diagnostic and test products and services.

During the third quarter of 2007, the internal management reporting of the Company changed to better align with the company's operational management structure, resulting in a change in the Company's reportable segments. Segment reporting has been restated for all periods presented to reflect this change. Each reportable segment has one segment president who reports directly to the chief operating decision maker and the segments reporting presented reflects the information reviewed and used by the chief operating decision maker.

S. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION—(Continued)

Teradyne evaluates performance using several factors, of which the primary financial measure is business segment income from continuing operations before taxes. The accounting policies of the business segments are the same as those described in Note B: "Accounting Policies". Due to the sale on August 1, 2007 of Broadband Test Division, its results have been excluded from segment reporting and included in discontinued operations for all periods presented. Previously, Broadband Test Division and Diagnostic Solutions had been combined to form the Other Test Systems segment. Diagnostic Solutions and Assembly Test are now components of the Systems Test Group segment. Segment information for the years ending December 31, 2007, 2006 and 2005 is as follows (in thousands):

	Semiconductor Test	Systems Test Group	Corporate And Eliminations	Consolidated
2007				
Net revenue	$ 876,514	$225,766	$ —	$1,102,280
Income from continuing operations before taxes (1)(2)	25,093	12,042	42,108	79,243
Total assets (3)	540,939	219,724	794,625	1,555,288
Property additions (4)	75,236	7,850	3,002	86,088
Depreciation and amortization expense (4)	54,080	7,655	5,760	67,495
2006				
Net revenue	$1,088,918	$267,331	$ —	$1,356,249
Income from continuing operations before taxes (1)(2)	183,126	24,172	28,733	236,031
Total assets—continuing operations (3)	490,319	258,771	967,628	1,716,718
Property additions (4)	97,463	5,011	7,535	110,009
Depreciation and amortization expense (4)	57,376	7,130	8,576	73,082
2005				
Net revenue	$ 814,221	$230,883	$ —	$1,045,104
Income (loss) from continuing operations before taxes (1)(2)	(88,614)	19,655	(14,427)	(83,386)
Total assets—continuing operations (3)	639,532	239,581	969,613	1,848,726
Property additions (4)	103,085	4,677	4,913	112,675
Depreciation and amortization expense (4)	72,926	7,544	9,790	90,260

(1) Net interest income is included in Corporate and Eliminations.

(2) Included in income from continuing operations before taxes are charges and credits related to restructuring and other, net real estate gains, investments, inventory provision recovery and inventory writedowns.

(3) Total business assets are directly attributable to each business. Corporate assets consist of cash and cash equivalents, marketable securities, unallocated fixed assets of support departments, common facilities and certain other assets.

(4) Corporate property additions and depreciation and amortization expense include items attributable to the unallocated fixed assets of support departments and common facilities.

S. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION—(Continued)

Included in the Semiconductor Test segment are charges and credits in the following accounts:

	For the Year Ended December 31,		
	2007	2006	2005
		(in thousands)	
Cost of revenues—inventory charge	$ 492	$ 11,479	$45,475
Restructuring and other, net	(382)	(35,733)	6,114
Total	$ 110	$(24,254)	$51,589

Included in the Systems Test Group segment are charges and credits in the following accounts:

	For the Year Ended December 31,		
	2007	2006	2005
		(in thousands)	
Cost of revenues—inventory charge	$1,343	$1,336	$3,558
Restructuring and other, net	2,723	(741)	2,469
Total	$4,066	$ 595	$6,027

Included in the Corporate and Eliminations segment are charges and credits in the following accounts:

	For the Year Ended December 31,		
	2007	2006	2005
		(in thousands)	
Restructuring and other, net charge	$(3,000)	$441	$9,061
Other income and expense, net	(1,832)	—	—
Total	$(4,832)	$441	$9,061

Information as to Teradyne's revenue in different geographical areas is as follows:

	2007	2006	2005
		(in thousands)	
Revenue to unaffiliated customers (1):			
United States	$ 254,379	$ 315,689	$ 232,852
South East Asia	243,088	325,597	253,619
Europe	129,533	193,802	158,258
Taiwan	145,757	190,232	133,286
Japan	131,204	164,680	97,140
Singapore	163,110	142,800	142,807
Rest of the World	35,209	23,449	27,142
	$1,102,280	$1,356,249	$1,045,104

(1) Revenues are attributable to geographic areas based on location of customer site.

Long-lived assets located outside the United States are less than 10% of total assets.

T. STOCK REPURCHASE PROGRAM

In July 2006, Teradyne's Board of Directors authorized a stock repurchase program. Under the program, Teradyne could spend up to an aggregate of $400 million to repurchase shares of its common stock in open market purchases, in privately negotiated transactions or through other appropriate means over two years. Shares were to be repurchased at Teradyne's discretion, subject to market conditions and other factors. In October 2007, Teradyne completed the $400 million stock repurchase program, repurchasing a cumulative total of 27.9 million shares of common stock at an average price of $14.31 per share.

In November 2007, Teradyne's Board of Directors authorized a new stock repurchase program. Under the program, Teradyne is permitted to spend an aggregate of $400 million to repurchase shares of its common stock in open market purchases, in privately negotiated transactions or through other means. Shares are to be repurchased at Teradyne's discretion, subject to market conditions and other factors. During the year ended December 31, 2007, Teradyne repurchased 18.3 million shares of common stock for $273.7 million at an average price of $14.94.

U. SUBSEQUENT EVENT

On January 24, 2008, Teradyne completed the acquisition of Nextest Systems Corporation ("Nextest") for an estimated net purchase price of approximately $325 million. This estimated purchase price is net of the cash acquired and includes the fair value of fully vested employee equity instruments and transaction costs. The allocation of the purchase price is in process, but not yet complete. The acquisition allows Teradyne to enter the flash memory test segment. Nextest designs, develops, manufactures, sells and services low-cost, high throughput automated test equipment systems for the semiconductor industry. Nextest competes in the flash memory, flash card, and flash memory based system-on-chip markets. Their products are used to test integrated circuits such as microcontrollers, image sensors, smart cards and field programmable logic devices. Nextest will be included within Teradyne's Semiconductor Test segment.

SUPPLEMENTARY INFORMATION
(Unaudited)

The following sets forth certain unaudited consolidated quarterly statements of operations data for each of Teradyne's last eight quarters. In management's opinion, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement for the periods presented. Such quarterly results are not necessarily indicative of future results of operations and should be read in conjunction with the audited consolidated financial statements of Teradyne and the notes thereto included elsewhere herein.

	2007			
	1st Quarter (1)	2nd Quarter (2)	3rd Quarter (3)	4th Quarter (4)
	(in thousands, except per share amounts)			
Net Revenue:				
Products	$194,632	$229,504	$239,299	$198,148
Services	59,061	59,206	60,162	62,268
Total net revenue	253,693	288,710	299,461	260,416
Cost of revenue:				
Cost of products	99,991	112,338	117,268	100,867
Cost of services	40,305	39,152	37,947	40,979
Total cost of revenue	140,296	151,490	155,215	141,846
Gross profit	113,397	137,220	144,246	118,570
Operating expenses:				
Engineering and development	49,262	52,417	52,245	50,420
Selling and administrative	63,012	62,760	62,870	62,199
In-process research and development	16,700	—	—	—
Restructuring and other, net	2,247	568	(3,119)	(355)
Total operating expenses	131,221	115,745	111,996	112,264
Income (loss) from operations	(17,824)	21,475	32,250	6,306
Interest income	10,099	9,299	7,784	8,711
Interest expense	(436)	(74)	(119)	(60)
Other Income	1,832	—	—	—
(Loss) income from continuing operations before taxes	(6,329)	30,700	39,915	14,957
Provision (benefit) for income taxes	1,385	3,454	4,717	(2,196)
(Loss) income from continuing operations	(7,714)	27,246	35,198	17,153
Income (loss) from discontinued operations before taxes	93	618	6,084	(449)
Provision for income taxes	15	210	293	—
Income (loss) from discontinued operations	78	408	5,791	(449)
Net (loss) income	$ (7,636)	$ 27,654	$ 40,989	$ 16,704
(Loss) income from continuing operations per common share—basic	$ (0.04)	$ 0.14	$ 0.19	$ 0.10
(Loss) income from continuing operations per common share—diluted	$ (0.04)	$ 0.14	$ 0.19	$ 0.10
Net (loss) income per common share—basic	$ (0.04)	$ 0.15	$ 0.22	$ 0.10
Net (loss) income per common share—diluted	$ (0.04)	$ 0.14	$ 0.22	$ 0.10

(1) Restructuring and other, net includes $2.1 million of severance charges related to headcount reductions across all segments, and $0.1 million of facility charges related to an early exit of a Systems Test Group facility in Poway, California.

(2) Restructuring and other, net includes $0.9 million credit for earn-out payments received in the Systems Test Group from product line divestitures, $1.7 million of severance charges related to headcount reductions across all segments, and $0.2 million credit for revised estimates on severance charges.

(3) Restructuring and other, net includes $3.6 million gain on the sale of land and building in Deerfield, Illinois, $1.8 million of cash proceeds recovered from insurance related to a facility fire in Taiwan, and $2.3 million of severance charges related to headcount reductions across all segments.

(4) Restructuring and other, net includes $2.5 cash proceeds recovered from insurance related to a facility fire in Taiwan, $0.4 million of severance charges related to headcount reductions across all segments, and $1.7 million facility related charge consisting of revised estimates of losses due to changes in the assumed amount and timing of sublease income on a Systems Test Group facility in Westford, MA.

	2006			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(1)	(2)	(3)	(4)
	(in thousands, except per share amounts)			
Net Revenue:				
Products	$297,255	$327,753	$294,838	$198,965
Services	58,774	59,066	59,879	59,719
Total net revenue	356,029	386,819	354,717	258,684
Cost of revenue:				
Cost of products	150,324	158,498	142,301	99,189
Cost of services	38,571	37,746	38,031	39,707
Total cost of revenue	188,895	196,244	180,332	138,896
Gross profit	167,134	190,575	174,385	119,788
Operating expenses:				
Engineering and development	50,562	51,840	51,791	48,243
Selling and administrative	70,424	73,913	70,452	68,223
Restructuring and other, net	(1,098)	(20,596)	(15,112)	773
Total operating expenses	119,888	105,157	107,131	117,239
Income from operations	47,246	85,418	67,254	2,549
Interest income	9,483	11,659	12,453	11,029
Interest expense	(3,371)	(3,470)	(3,518)	(701)
Income from continuing operations before income taxes	53,358	93,607	76,189	12,877
Provision (benefit) for income taxes	8,588	9,420	9,866	(5)
Income from continuing operations	44,770	84,187	66,323	12,882
Income (loss) from discontinued operations before income taxes	110	(1,825)	(1,908)	(2,013)
(Benefit) provision for income taxes	(33)	(43)	3,850	(5)
Income (loss) from discontinued operations	143	(1,782)	(5,758)	(2,008)
Net income	$ 44,913	$ 82,405	$ 60,565	$ 10,874
Income from continuing operations per common share—basic	$ 0.23	$ 0.42	$ 0.34	$ 0.07
Income from continuing operations per common share—diluted	$ 0.22	$ 0.41	$ 0.34	$ 0.07
Net income per common share—basic	$ 0.23	$ 0.42	$ 0.31	$ 0.06
Net income per common share—diluted	$ 0.23	$ 0.40	$ 0.31	$ 0.06

(1) Restructuring and other, net includes $2.1 million for facility related net credit consisting of revised estimates of losses due to changes in the assumed amount and timing of sublease income for two Systems Test Group facilities that have been exited prior to the end of the lease term, $1.1 million charge for the exit of a Semiconductor Test facility in Newbury Park, CA, $0.2 million credit for earn-out payments received in the Systems Test Group segment and $0.1 million charge for a software lease obligation in the Semiconductor Test segment.

(2) Restructuring and other, net includes $21.7 million gain on the sale of real estate, including $21.2 million for a Semiconductor Test facility in Boston, MA and $0.5 million for buildings in Nashua, NH, $1.5 million of severance charges related to headcount reductions across all segments, $0.3 million of credits related to exited leases in the Corporate segment, $0.2 million credit for earn-out payments received in the Systems Test Group segment, and $0.1 million of facility related charges for the exit of Semiconductor Test facility in Waltham, MA.
(3) Restructuring and other, net includes $16.6 million gain on the sale of real estate, including $15.3 million for a Semiconductor Test facility in Boston, MA and $1.3 million for a Semiconductor Test facility in San Jose, CA, $1.0 million of severance charges related to headcount reductions across all segments, and $0.5 million of net facility related charges consisting of revised estimates of losses due to changes in the assumed amount and timing of sublease income on an facility in Westford, MA.
(4) Restructuring and other, net includes $0.8 million gain on the sale of real estate for a Semiconductor Test parking facility in Boston, MA and $1.6 million for severance charges related to headcount reductions across all segments.

Item 9: ***Changes in and disagreements with accountants on accounting and financial disclosure***

None.

Item 9A: ***Controls and procedures***

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Exchange Act. Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during the fourth fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which is included under Item 8 of this Annual Report.

Inherent Limitations on Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B: *Other Information*

None.

PART III

Item 10: *Directors, Executive Officers and Corporate Governance.*

Certain information relating to our directors and executive officers, committee information, reports and charters, executive compensation, security ownership of certain beneficial owners and management and related stockholder matters, and certain relationships and related transactions is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 22, 2008. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Compensation Committee Report included in such proxy statement is specifically not incorporated herein. Also see "Item 1: Business—Our Executive Officers."

Item 11: *Executive Compensation.*

Certain information relating to our directors and executive officers, executive compensation, security ownership of certain beneficial owners and management and related stockholder matters, and certain relationships and related transactions is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 22, 2008. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Compensation Committee Report included in such proxy statement is specifically not incorporated herein.

Item 12: *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Certain information relating to our directors and executive officers, executive compensation, security ownership of certain beneficial owners and management and related stockholder matters, and certain relationships and related transactions is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 22, 2008. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Compensation Committee Report included in such proxy statement is specifically not incorporated herein. Also see "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations—Equity Compensation Plans."

Item 13: *Certain Relationships and Related Transactions, and Director Independence.*

Certain information relating to our directors and executive officers, executive compensation, security ownership of certain beneficial owners and management and related stockholder matters, and certain relationships and related transactions is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 22, 2008. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Compensation Committee Report included in such proxy statement is specifically not incorporated herein.

Item 14: *Principal Accountant Fees and Services.*

Certain information relating to audit fees and other of Teradyne's independent registered public accounting firm is incorporated by reference herein from our definitive proxy statement in connection with our Annual Meeting of Shareholders to be held on May 22, 2008. The proxy statement will be filed with the SEC not later than 120 days after the close of the fiscal year. For this purpose, the Audit Committee Report included in such proxy statement is specifically not incorporated herein.

PART IV

Item 15: ***Exhibits and Financial Statement Schedules.***

15(a)(1) Financial Statements

The following consolidated financial statements are included in Item 8:

15(a)(2) Financial Statement Schedules

The following consolidated financial statement schedule is included in Item 15(c):

Schedule II—Valuation and Qualifying Accounts

Schedules other than those listed above have been omitted since they are either not required or information is otherwise included.

15(a)(3) Listing of Exhibits

The Exhibits which are filed with this report or which are incorporated by reference herein are set forth in the Exhibit Index.

15(c) Financial Statement Schedules

TERADYNE, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C	Column D	Column E
		Additions		
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Deductions	Balance at End of Period
		(in thousands)		
Valuation reserve deducted in the balance sheet from the asset to which it applies:				
Accounts receivable:				
2007 Allowance for doubtful accounts	$ 4,964	$ —	$ 471	$ 4,493
2006 Allowance for doubtful accounts	$ 4,737	$ 227	$ —	$ 4,964
2005 Allowance for doubtful accounts	$ 5,026	$ 89	$ 378	$ 4,737

Column A	Column B	Column C	Column D	Column E
		Additions		
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Deductions	Balance at End of Period
		(in thousands)		
Valuation reserve deducted in the balance sheet from the asset to which it applies:				
Inventory:				
2007 Inventory reserve	$138,427	$ 1,835	$34,642	$105,620
2006 Inventory reserve	$157,888	$12,815	$32,276	$138,427
2005 Inventory reserve	$144,441	$49,033	$35,586	$157,888

EXHIBIT INDEX

The following designated exhibits are, as indicated below, either filed herewith or have heretofore been filed with the Securities and Exchange Commission and are referred to and incorporated by reference to such filings.

Exhibit No.	Description	SEC Document Reference
3.1	Restated Articles of Organization, as amended.	Exhibit 3.01 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 2, 2000.
3.2	Amended and Restated By-laws, as amended.	Exhibit 3.1 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.1†	Standard Manufacturing Agreement entered into as of November 24, 2003 by and between Teradyne and Solectron.	Exhibit 10.1 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.2†	Amendment 1 to Standard Manufacturing Agreement, dated as of January 18, 2007, by and between Teradyne and Solectron.	Exhibit 10.2 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.3†	Second Amendment to Standard Manufacturing Agreement, dated as of August 27, 2007, by and between Teradyne and Solectron.	Exhibit 10.3 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.4	2006 Equity and Cash Compensation Incentive Plan, as amended.*	Filed herewith.
10.5	Form of Performance-Based Restricted Stock Unit Agreement for Executive Officers under 2006 Equity and Cash Compensation Incentive Plan.*	Filed herewith.
10.6	Form of Time-Based Restricted Stock Unit Agreement for Executive Officers under 2006 Equity and Cash Compensation Incentive Plan.*	Exhibit 10.15 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.7	Form of Restricted Stock Unit Agreement for Directors under 2006 Equity and Cash Compensation Incentive Plan.*	Exhibit 10.1 to Teradyne's Current Report on Form 8-K filed October 4, 2006.
10.8	1997 Employee Stock Option Plan, as amended and restated.*	Exhibit 10.2 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and Exhibit 10.5 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.9	Form of Option Agreement under the 1997 Employee Stock Option Plan.*	Exhibit 10.47 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended October 3, 2004.
10.10	Form of Restricted Stock Unit Agreement for Executive Officers under the 1997 Employee Stock Option Plan.*	Exhibit 10.1 to Teradyne's Current Report on Form 8-K filed January 30, 2006.

Exhibit No.	Description	SEC Document Reference
10.11	Form of Restricted Stock Unit Agreement for Directors under the 1997 Employee Stock Option Plan.*	Exhibit 10.2 to Teradyne's Current Report on Form 8-K filed January 30, 2006.
10.12	1996 Non-Employee Director Stock Option Plan, as amended.*	Exhibit 10.24 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Exhibit 10.4 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.13	Form of Option Agreement under 1996 Non-Employee director Stock Option Plan.*	Exhibit 10.48 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended October 3, 2004.
10.14	1996 Employee Stock Purchase Plan, as amended.*	Filed herewith.
10.15	1991 Employee Stock Option Plan, as amended.*	Exhibit 10.1 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended June 2, 2002 and Exhibit 10.2 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.16	Form of Option Agreement under 1991 Employee Stock Option Plan.*	Exhibit 10.46 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended October 3, 2004.
10.17	Deferral Plan for Non-Employee Directors.*	Exhibit 10.2 to Teradyne's Current Report on Form 8-K filed May 31, 2006.
10.18	Supplemental Savings Plan, as amended and restated.*	Filed herewith.
10.19	Supplemental Executive Retirement Plan, as restated.*	Exhibit 10.3 to Teradyne's Current Report on Form 8-K filed May 31, 2006.
10.20	Executive Officer Change in Control Agreement dated March 1, 2007 between Teradyne and Michael A. Bradley.*	Exhibit 10.25 to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.21	Agreement Regarding Termination Benefits between Teradyne and Michael A. Bradley.*	Exhibit 10.45 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended October 3, 2004.
10.22	Employment Agreement dated July 30, 2004 between Teradyne and Michael A. Bradley.*	Exhibit 10.38 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 4, 2004.
10.23	Employment Agreement dated August 9, 2004 between Teradyne and Gregory R. Beecher.*	Exhibit 10.40 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 4, 2004.
10.24	Employment Agreement dated May 3, 2004 between Teradyne and Eileen Casal.*	Exhibit 10.35 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 4, 2004.
10.25	Employment Agreement dated August 9, 2004 between Teradyne and Jeffrey Hotchkiss.*	Exhibit 10.41 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 4, 2004.

Exhibit No.	Description	SEC Document Reference
10.26	Employment Agreement dated May 7, 2004 between Teradyne and Mark Jagiela.*	Exhibit 10.37 to Teradyne's Quarterly Report on Form 10-Q for the quarter ended July 4, 2004.
10.27	Form of Executive Officer Change in Control Agreement.*	Exhibit 10.26 to Teradyne's Annual Report on Form 10-K for the fiscal year ending December 31, 2006.
10.28	Form of Indemnification Agreement.*	Exhibit 10.24 to Teradyne's Annual Report on Form 10-K for the fiscal year ending December 31, 2006.
14.1	Standards of Business Conduct, as amended.	Exhibit 14.1 to Teradyne's Annual Report on Form 10-K for the fiscal year ending December 31, 2006.
21.1	Subsidiaries of Teradyne.	Filed herewith.
23.1	Consent of PricewaterhouseCoopers LLP	Filed herewith.
31.1	Rule 13a-14(a) Certification of Principal Executive Officer.	Filed herewith.
31.2	Rule 13a-14(a) Certification of Principal Financial Officer.	Filed herewith.
32.1	Section 1350 Certification of Principal Executive Officer.	Furnished herewith.
32.2	Section 1350 Certification of Principal Financial Officer.	Furnished herewith.

† - Confidential treatment granted.

* - Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 28 day of February, 2008.

TERADYNE, INC.

By: /s/ GREGORY R. BEECHER

Gregory R. Beecher,
Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PATRICIA S. WOLPERT **Patricia S. Wolpert**	Chair of the Board	February 28, 2008
/s/ MICHAEL A. BRADLEY **Michael A. Bradley**	President and Chief Executive Officer (Principal Executive Officer)	February 28, 2008
/s/ GREGORY R. BEECHER **Gregory R. Beecher**	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 28, 2008
/s/ DANIEL D. TEMPESTA **Daniel D. Tempesta**	Corporate Controller (Principal Accounting Officer)	February 28, 2008
/s/ JAMES W. BAGLEY **James W. Bagley**	Director	February 28, 2008
/s/ ALBERT CARNESALE **Albert Carnesale**	Director	February 28, 2008
/s/ EDWIN J. GILLIS **Edwin J. Gillis**	Director	February 28, 2008
/s/ VINCENT M. O'REILLY **Vincent M. O'Reilly**	Director	February 28, 2008
/s/ PAUL J. TUFANO **Paul J. Tufano**	Director	February 28, 2008
/s/ ROY A. VALLEE **Roy A. Vallee**	Director	February 28, 2008

EXHIBIT 31.1

CERTIFICATIONS

I, Michael A. Bradley, certify that:

1. I have reviewed this annual report on Form 10-K of Teradyne, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008

By: /s/ MICHAEL A. BRADLEY

Michael A. Bradley
Chief Executive Officer

EXHIBIT 31.2

I, Gregory R. Beecher, certify that:

1. I have reviewed this annual report on Form 10-K of Teradyne, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008

By: /S/ GREGORY R. BEECHER

Gregory R. Beecher
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teradyne, Inc. (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael A. Bradley, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL A. BRADLEY

Michael A. Bradley
Chief Executive Officer

February 28, 2008

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Teradyne, Inc. (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory R. Beecher, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GREGORY R. BEECHER

Gregory R. Beecher
Chief Financial Officer

February 28, 2008

TERADYNE, INC.

600 Riverpark Drive
North Reading, Massachusetts 01864

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

The Annual Meeting of Shareholders of Teradyne, Inc., a Massachusetts corporation, will be held on Thursday, May 22, 2008, at 10:00 A.M. Eastern Time, at the Conference Center at Waltham Woods, 860 Winter Street, Waltham, Massachusetts 02451, for the following purposes:

1. To elect all members of the Board of Directors to serve as directors for a one-year term.

2. To approve an amendment to the 2006 Equity and Cash Compensation Incentive Plan to establish a $3 million per fiscal year maximum amount of variable cash compensation awards that can be received by a participant.

3. To ratify the selection of the firm of PricewaterhouseCoopers LLP as independent auditors for the fiscal year ending December 31, 2008.

4. To transact such other business as may properly come before the meeting and any postponements or adjournments thereof.

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on April 2, 2008, the record date fixed by the Board of Directors for such purpose.

By Order of the Board of Directors,



EILEEN CASAL, *Secretary*

April 11, 2008

Shareholders are requested to vote in one of the following three ways: (1) by completing, signing and dating the enclosed proxy card and returning it in the enclosed stamped envelope by return mail, (2) by completing a proxy using the toll-free telephone number listed on the proxy card, or (3) by completing a proxy on the Internet at the address listed on the proxy card.

2008 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

TABLE OF CONTENTS

TERADYNE, INC.
600 Riverpark Drive
North Reading, Massachusetts 01864

PROXY STATEMENT

April 11, 2008

Proxies in the form enclosed with this proxy statement are solicited by the Board of Directors ("Board") of Teradyne, Inc. ("Teradyne") for use at the Annual Meeting of Shareholders to be held on Thursday, May 22, 2008, at 10:00 A.M. Eastern Time, at The Conference Center at Waltham Woods, 860 Winter Street, Waltham, Massachusetts 02451.

Only shareholders of record as of the close of business on April 2, 2008 (the "Record Date"), will be entitled to vote at this annual meeting and any adjournments thereof. As of the Record Date, 172,185,420 shares of common stock were issued and outstanding. Each share outstanding as of the Record Date will be entitled to one vote, and shareholders may vote in person or by proxy. Delivery of a proxy will not in any way affect a shareholder's right to attend the annual meeting and vote in person. Any shareholder delivering a proxy has the right to revoke it only by written notice to the Secretary delivered at any time before it is exercised, including at the annual meeting. All properly completed proxy forms returned in time to be cast at the annual meeting will be voted.

Important Notice Regarding Availability of Proxy Materials for the Shareholder Meeting to be Held on May 22, 2008.

This Proxy Statement and the Accompanying Annual Report on 10-K, Letter to Shareholders, and Notice, are available electronically on our website at www.teradyne.com.

At the meeting, the shareholders will consider and vote upon the following proposals put forth by the Board:

1. To elect all directors to the Board of Directors.

2. To approve an amendment to the 2006 Equity and Cash Compensation Incentive Plan to set a $3 million per fiscal year maximum amount of variable cash compensation awards that can be received by a participant.

3. To ratify the selection of the firm of PricewaterhouseCoopers LLP as independent auditors for the fiscal year ending December 31, 2008.

The Board recommends that you vote **FOR** the proposals listed above.

An annual report on Form 10-K containing financial statements for the fiscal year ended December 31, 2007 has been mailed to the shareholders with this proxy statement. This proxy statement, the annual report, a letter to the shareholders and the accompanying proxy were first mailed to shareholders on or about April 14, 2008.

If a shareholder completes and submits a proxy, the shares represented by the proxy will be voted in accordance with the instructions for such proxy. If a shareholder submits a proxy card but does not fill out the voting instructions, shares represented by such proxy will be voted **FOR** the proposals listed above.

Shareholders may vote in one of the following three ways:

1. by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage paid envelope by return mail,

2. by completing a proxy using the toll-free telephone number listed on the proxy card, or

3. by completing a proxy on the Internet at the address listed on the proxy card.

A majority of the outstanding shares represented at the meeting in person or by proxy shall constitute a quorum for the transaction of business. Abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. For this annual meeting, on all matters being submitted to shareholders, an affirmative vote of at least a majority of the shares voting on the matter at the meeting is required for approval. The vote on each matter submitted to shareholders is tabulated separately. Abstentions are not included in the number of shares present, or represented, and voting on each separate matter. Broker "non-votes" are also not included. An automated system administered by Teradyne's transfer agent tabulates the votes.

The Board knows of no other matter to be presented at the annual meeting. If any other matter should be presented at the annual meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board will be voted in accordance with the judgment of those officers named as proxies and in accordance with the Securities and Exchange Commission's ("SEC's") proxy rules. See the section called "Shareholder Proposals and Board Candidates" for additional information.

OWNERSHIP OF SECURITIES

Securities Ownership Of Certain Beneficial Owners And Management

The following table sets forth as of April 2, 2008 information relating to the beneficial ownership of Teradyne's common stock by each director and executive officer, individually and as a group.

Name	Amount and Nature of Ownership(1)(2)	Percent of Class
James W. Bagley(3)	153,819	*
Gregory R. Beecher	361,177	*
Michael A. Bradley(4)	961,046	*
Albert Carnesale	65,116	*
Eileen Casal	164,483	*
Edwin J. Gillis	17,973	*
Jeffrey Hotchkiss	126,692	*
Mark E. Jagiela	249,590	*
Vincent M. O'Reilly	53,895	*
Paul J. Tufano	36,816	*
Roy A. Vallee(5)	73,678	*
Patricia S. Wolpert(6)	81,616	*
All executive officers and directors as a group (12 people consisting of 5 executive officers and 7 non-employee directors)(7)	2,345,901	1.4%

* less than 1%

(1) Unless otherwise indicated, the named person possesses sole voting and dispositive power with respect to the shares. The address for each named person is: c/o Teradyne, Inc., 600 Riverpark Drive, North Reading, Massachusetts 01864.

(2) Includes shares of common stock which have not been issued but which either (i) are subject to options which either are presently exercisable or will become exercisable within 60 days of April 2, 2008, or (ii) with respect to certain non-employee directors, are issuable pursuant to the Teradyne Deferral Plan for Non-Employee Directors (the "Deferral Plan") within 90 days of the date the non-employee director ceases to serve as such, as follows: Mr. Bagley, 73,823 shares (including 21,323 shares issuable pursuant to the Deferral Plan); Mr. Beecher, 325,961 shares; Mr. Bradley, 796,381 shares; Mr. Carnesale, 52,500 shares; Ms. Casal, 140,000 shares; Mr. Gillis 6,575 shares issuable pursuant to the Deferral Plan, Mr. Hotchkiss, 90,000 shares; Mr. Jagiela, 211,511 shares; Mr. O'Reilly, 43,699 shares (including 1,199 shares issuable pursuant to the Deferral Plan); Mr. Tufano 25,000 shares; Mr. Vallee, 66,437 shares (including 13,937 shares issuable pursuant to the Deferral Plan); Ms. Wolpert, 52,500 shares; all directors and executive officers as a group, 1,884,387 shares (including 43,034 shares issuable pursuant to the Deferral Plan).

(3) Includes 79,996 shares of common stock held in a family trust for the benefit of Mr. Bagley and his wife.

(4) Includes 164,665 shares of common stock over which Mr. Bradley shares voting and dispositive power with his wife.

(5) Includes 7,241 shares of common stock held in a family trust for the benefit of Mr. Vallee and his wife.

(6) Includes 3,000 shares of common stock held by Ms. Wolpert's husband.

(7) The group is comprised of Teradyne's executive officers and directors on April 2, 2008. Includes (i) an aggregate of 1,841,353 shares of common stock which the directors and executive officers as a group have the right to acquire by exercise of stock options within 60 days of April 2, 2008 granted under the stock plans and (ii) an aggregate of 43,034 shares of common stock issuable to non-employee directors pursuant to the Deferral Plan.

Listed below are certain persons who, based upon Schedule 13G filings made since December 31, 2007, own beneficially more than five percent of Teradyne's common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(3)
FMR LLC.(1) 82 Devonshire Street Boston, Massachusetts 02109	26,041,202	15.0%
T. Rowe Price Associates, Inc.(2) 100 E. Pratt Street Baltimore, Maryland 21202	14,651,139	8.4%

(1) As set forth in Amendment No. 10 to a Schedule 13G, filed on February 14, 2008, FMR LLC had, as of December 31, 2007, sole dispositive power with respect to all of the shares and sole voting power with respect to 123,344 shares. Fidelity Management and Research Company, Strategic Advisers, Inc., and Pyramis Global Advisors Trust Company, each a wholly owned subsidiary of FMR LLC, are the beneficial owners of 25,917,858 shares, 1,787 shares and 121,557 shares, respectively. The interest of Magellan Fund, an investment company registered under the Investment Company Act of 1940, as amended, amounted to 10,459,764 shares.

(2) The securities are owned by various individual and institutional investors, which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(3) Ownership percentages were obtained from Schedule 13G filings and reflect the number of shares of common stock held as of December 31, 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Teradyne's directors, executive officers and any person who owns more than 10% of Teradyne's common stock to file reports of initial common stock ownership and changes in common stock ownership with the SEC and the New York Stock Exchange. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on a review of these forms and written representations received from the directors and executive officers, Teradyne believes that all Section 16 filing requirements were met during the year January 1, 2007 through December 31, 2007.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board presently consists of eight members, seven of whom are independent directors. Last year the Board amended Teradyne's bylaws to provide that each director be elected annually for a one-year term. The amendment is effective at the 2008 annual meeting of shareholders. As a result, the terms of all classes of directors expire at the 2008 annual meeting. The Board, based on the recommendation of the Nominating and Corporate Governance Committee, has nominated all current directors for re-election. Teradyne has no reason to believe that any of the nominees will be unable to serve, however, if that should be the case, proxies will be voted for the election of some other person (nominated in accordance with Teradyne's bylaws) or the Board will decrease the number of directors that currently serve on the Board. If elected, each director will hold office until the 2009 annual meeting of shareholders.

The Board recommends a vote FOR the election to the Board of each of Messrs. Bagley, Bradley, Carnesale, Gillis, O'Reilly, Tufano and Vallee and Ms. Wolpert.

The following table sets forth the nominees to be elected at this annual meeting, the year each person was first appointed or elected, the principal occupation of that person during at least the past five years, that person's age, and any other public company boards which he or she serves.

Nominees for Directors

Director's Name	Year Nominee First Became Director	Position, Age, Principal Occupation, Business Experience and Other Directorships
James W. Bagley	1996	Director Mr. Bagley, 69, has served as Executive Chairman of the Board of Directors of Lam Research Corporation since June 2005 and previously, from September 1998 to June 2005, served as Chairman of the Board of Directors and, from August 1997 until June 2005, served as Chief Executive Officer. He served as Chairman and Chief Executive Officer of OnTrak Systems, Inc. from May 1996 until July 1997. From November 1981 until May 1996, Mr. Bagley served in various capacities at Applied Materials, Inc., including President and Chief Operating Officer from 1987 through 1994, Vice Chairman and Chief Operating Officer from January 1994 until October 1995, and Vice Chairman from October 1995 until May 1996. Mr. Bagley is also a director of Micron Technology, Inc.

Director's Name	Year Nominee First Became Director	Position, Age, Principal Occupation, Business Experience and Other Directorships
Michael A. Bradley	2004	Director, President and Chief Executive Officer Mr. Bradley, 59, has served as a director since April 2004 and as Chief Executive Officer since May 2004 and as President since May 2003. He served as President of Semiconductor Test Division from April 2001 until May 2003 and as Chief Financial Officer from July 1999 until April 2001. He served in various Vice President positions within Teradyne from 1992 until 2001. Mr. Bradley is also a director of Entegris, Inc.
Albert Carnesale	1993	Director Mr. Carnesale, 71, has served as Chancellor Emeritus and Professor of the University of California, Los Angeles since July 2006 and served as Chancellor from July 1997 to July 2006. He served as Provost of Harvard University from October 1994 until June 1997 and was the Dean of The John F. Kennedy School of Government from November 1991 through December 1995 where he also served as Professor of Public Policy from 1974 through 1995. Mr. Carnesale is also a director of Westwood One, Inc.
Edwin J. Gillis	2006	Director Mr. Gillis, 59, served as Senior Vice President of Administration and Integration of Symantec Corporation from July 2005 to December 2005, following the merger of Veritas Software Corporation and Symantec Corporation. He served as Executive Vice President and Chief Financial Officer of Veritas Software Corporation from November 2002 to June 2005. From September 1995 to November 2002, Mr. Gillis served as the Executive Vice President and Chief Financial Officer of Parametric Technology Corporation. From 1991 to September 1995, Mr. Gillis served as the Chief Financial Officer of Lotus Development Corporation. Prior to joining Lotus, Mr. Gillis was a Certified Public Accountant and partner at Coopers & Lybrand L.L.P. Mr. Gillis is also a director of BladeLogic, Inc.
Vincent M. O'Reilly	1998	Director Mr. O'Reilly, 71, has served as a Distinguished Senior Lecturer at the Carroll Graduate School of Management of Boston College since October 1997. From 1969 until his retirement in September 1997, he was a partner, Chief Operating Officer or Vice-Chairman at Coopers & Lybrand L.L.P. Mr. O'Reilly is also a director Eaton Vance Corp.

Director's Name	Year Nominee First Became Director	Position, Age, Principal Occupation, Business Experience and Other Directorships
Paul J. Tufano	2005	Director Mr. Tufano, 54, served as Executive Vice President and Chief Financial Officer of Solectron Corporation ("Solectron") from January 2006 to October 2007 and as Interim Chief Executive Officer from February 2007 to October 2007. Prior to joining Solectron, Mr. Tufano served as President and Chief Executive Officer at Maxtor Corporation from February 2003 to November 2004. Prior to that time, he served as Executive Vice President and Chief Operating Officer from April 2001 and as Chief Financial Officer from July 1996 at Maxtor Corporation. From 1979 until he joined Maxtor Corporation in 1996, Mr. Tufano held a variety of management positions in finance and operations at International Business Machines Corporation ("IBM").
Roy A. Vallee	2000	Director Mr. Vallee, 55, has been Chairman of the Board of Directors and Chief Executive Officer of Avnet, Inc. since July 1998. From November 1992 until July 1998, he was Vice Chairman of the Board of Directors of Avnet, Inc. He also served as President and Chief Operating Officer of Avnet, Inc. from March 1992 until July 1998. Mr. Vallee is also a director of Synopsys, Inc.
Patricia S. Wolpert	1996	Director Ms. Wolpert, 58, has been the owner of Wolpert Consulting LLC since October 2003. From December 2001 until her retirement in March 2003, she served as Vice President, Sales Transformation, Americas, at IBM. From June 2000 until December 2001, Ms. Wolpert served as Vice President, Central Region, Americas, at IBM and from January 1999 until June 2000, served as Vice President, Business Operations, Americas, at IBM. From January 1993 until December 1998, she served in various capacities at IBM, including General Manager System Sales, Latin America; Executive Assistant to the Chairman's Office; General Manager, Northeast Area; Vice President of Operations, Northeast Area; and General Manager, Northern New England. In January 2007, Ms. Wolpert began serving as the independent Chair of the Board. Ms. Wolpert is also a director of Lam Research Corporation.

CORPORATE GOVERNANCE

General

During fiscal year 2007, Teradyne improved its already strong corporate governance practices by implementing some enhancements, which included the following:

- Elected an independent Chair of the Board of Directors.
- Declassified the Board so that all directors are elected to serve annual terms beginning at this annual meeting.
- Terminated the poison pill three years earlier than its scheduled expiration.
- Implemented majority voting for uncontested director elections.
- Adopted a policy which requires shareholder approval for future poison pills.
- Adopted an executive compensation recoupment policy that applies to all executive officers.

Teradyne has received high scores for its governance practices from independent third parties.

Director Independence

Under current SEC and New York Stock Exchange rules, a director only qualifies as "independent" if the board of directors affirmatively determines that he or she has no material relationship with Teradyne (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). In addition to a director meeting the independence tests pursuant to New York Stock Exchange rules, in order to be considered independent he or she must also meet the following categorical standards that Teradyne has adopted:

(1) If a director is an executive officer of a charitable organization, Teradyne's contributions to the organization during the last fiscal year do not exceed the greater of $1 million or 2% of such charitable organization's consolidated gross receipts.

(2) If a director is an executive officer, general partner, or significant equity holder (in excess of 10%) of another company that makes payments to, or receives payments from Teradyne for property or services, the amount of such payments, during the last fiscal year, does not exceed the greater of $1 million or 2% of the other company's consolidated gross revenues.

(3) If a director is an executive officer, general partner or significant equity holder (in excess of 10%) of another company which is indebted to Teradyne, or to which Teradyne is indebted to, the total amount of either company's indebtedness to the other during the last fiscal year does not exceed 5% of the total consolidated assets of the other company.

The categorical standards for determining independence are available on Teradyne's website at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link.

The Board has determined that the following directors are independent within the meaning of the SEC and New York Stock Exchange rules, have no material relationship with Teradyne and meet the categorical standards:

James W. Bagley	Edwin J. Gillis	Roy A. Vallee
Albert Carnesale	Vincent M. O'Reilly	Patricia S. Wolpert
	Paul J. Tufano	

Mr. Tufano was determined independent by the Board in February 2008, after his employment with Solectron, one of Teradyne's customers and suppliers, had terminated in October 2007, all as further described below.

In determining the independence of Teradyne's directors, the Board reviewed and determined that Mr. Vallee's position as Chairman of the Board and Chief Executive Officer of Avnet, Inc., one of Teradyne's suppliers, and his position as a director of Synopsys, Inc., one of Teradyne's customers and suppliers, are not material under the categorical standards.

The Board has determined Mr. Bradley is not independent because he is Teradyne's Chief Executive Officer and President.

Former Related Party Transaction

During 2007, Mr. Tufano, was Executive Vice President, Chief Financial Officer and Interim Chief Executive Officer of Solectron until it was acquired by Flextronics International Ltd. ("Flextronics"). Mr. Tufano is no longer an employee with Solectron or Flextronics. In the ordinary course of business, Teradyne has for the past 10 years purchased printed circuit board assemblies from and also sold in-circuit testers to Solectron, which we now refer to as Flextronics. In August 2007, prior to the Flextronics acquisition, we expanded our contract with Solectron to have Solectron provide additional manufacturing and test services, including areas of final configuration and test for most of our Flex family of products. In 2007, we purchased $207.8 million of printed circuit boards and services from Flextronics and sold in-circuit testers to Flextronics for $4.0 million. Teradyne believes that these purchases, sales and services were made on terms and conditions that were fair and not less favorable to us than Teradyne could have obtained from unaffiliated parties. Mr. Tufano received no direct interest in these transactions. Teradyne expects to continue the business relationship with Flextronics in 2008 on similar terms. However, because Mr. Tufano is no longer employed with Flextronics, Teradyne does not expect this business relationship will constitute a related party transaction in the future.

In fiscal year 2007, Teradyne had only one related party transaction, the relationship with Solectron. Under Teradyne's written "Conflict of Interest Policy" the Chief Financial Officer notifies the Audit Committee of any investment or other arrangement to be entered into by Teradyne that could or would be perceived to represent a conflict of interest with any of the executive officers or directors. Every year Teradyne makes an affirmative inquiry of each of the executive officers and directors as to their existing relationships. Teradyne reports the results of these inquiries to the Audit Committee. The Audit Committee regularly reviewed our relationship with Solectron.

Corporate Governance Guidelines

The Corporate Governance Guidelines provide the framework for the conduct of the Board's business. It addresses several policies with respect to the composition of the board, the limits on the number of public company boards each director may serve on, the director selection process, the director orientation and continuing education program and other policies. The guidelines include a policy statement on shareholder rights plans, commonly referred to as poison pills. Pursuant to the policy the Board shall seek and obtain shareholder approval before adopting a poison pill. However, the Board may adopt a poison pill, if under the circumstances, the Board, including a majority of the independent directors, deems it in the best interests of the shareholders to adopt a poison pill without the delay in first seeking their approval.

Code of Ethics

The Standards of Business Conduct and Ethics is Teradyne's ethics policy. It is applicable on a worldwide basis and provides the standards and guidelines of conduct for Teradyne's employees, officers and directors, and for others doing business with Teradyne. The Board has established a means for anyone to report violations of the ethics policy on a confidential or anonymous basis by contacting the Ethics Office at 600 Riverpark Drive, North Reading, MA 01864 or calling a toll-free telephone number 1-800-224-8113.

Availability of Corporate Governance Documents

Teradyne's Corporate Governance Guidelines, the ethics policy and the charters for each of the standing committees of the Board are available on the company's website at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link, or in print by writing to Teradyne at 600 Riverpark Drive, North Reading, MA 01864. Attention: Investor Relations.

THE BOARD

General

Patricia Wolpert is the independent Chair of the Board. Effective at the 2008 annual meeting of shareholders, all directors will stand for election annually for one-year terms and are elected by the affirmative vote of at least a majority of the shares voting on that director's election. If the number of director nominees exceeds the number of directors to be elected, otherwise called a contested election, the directors shall be elected by a plurality of the votes cast by the shareholders entitled to vote at the meeting.

Board Meetings

The Board met seven times during the year ended December 31, 2007. The non-employee directors (also known as the non-management directors) held executive sessions in which they met without management after four of the regularly scheduled meetings during 2007. The independent directors also met without management after one of the regularly scheduled meetings during 2007. The Chair of the Board presides over all Board meetings and each executive session. During 2007, each director attended at least 75% of the total number of meetings of the Board and committee meetings. Teradyne's Corporate Governance Guidelines, which are available at www.teradyne.com under the "Corporate Governance" section of the "Investors" link, provide a framework for the conduct of the Board's business and also lists some of the duties of the independent Chair. Also under the Corporate Governance Guidelines, each director is expected to attend each annual meeting of shareholders. Accordingly, all directors attended the 2007 Annual Meeting of Shareholders held on May 24, 2007, except Mr. Bradley, who was unable to attend due to health reasons.

Board Committees

The Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. In accordance with the rules of the New York Stock Exchange, all of the committees are comprised of independent directors. The members of each committee are appointed by the Board based on the recommendation of the Nominating and Corporate Governance Committee. Charters for each committee are available on the company's website at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link and are also available upon written request. Each committee performs a self-evaluation and reviews its charter annually. Actions taken by any committee are reported to the Board, usually at the next Board meeting following the action. The table below shows the current membership of each of the standing committees:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
James W. Bagley	Albert Carnesale	Albert Carnesale*
Edwin J. Gillis*	Roy A. Vallee*	Roy A. Vallee
Vincent M. O'Reilly	Patricia S. Wolpert	Patricia S. Wolpert
Paul J. Tufano		

* Committee Chair

Audit Committee

The Audit Committee has four members, all of whom have been determined by the Board to be independent pursuant to the SEC and New York Stock Exchange rules, as well as Teradyne's categorical standards. In addition, the Board determined that each member of the Audit Committee is financially literate and an "audit committee financial expert" as defined in the rules and regulations promulgated by the SEC. The Audit Committee's oversight responsibilities, discussed in greater detail in the charter, include, among other things:

- matters relating to the financial disclosure and reporting process, including the system of internal controls,

- performance of the internal audit function,
- compliance with legal and regulatory requirements, and
- appointment and activities of the independent auditors.

The Audit Committee met ten times during 2007. The responsibilities of the Audit Committee and its activities during 2007 are more fully described in the Audit Committee Report contained in this proxy statement.

Compensation Committee

The Compensation Committee has three members all of whom have been determined by the Board to be independent pursuant to the SEC and New York Stock Exchange rules, as well as Teradyne's categorical standards. The Compensation Committee's primary responsibilities, discussed in greater detail in its charter, include, among other things:

- review and oversight of Teradyne's compensation plans and policies (including the administration of the incentive, equity-based and other compensatory plans),
- recommend changes and/or recommend the adoption of new plans to the Board, as appropriate,
- review and recommend to the Board each year the compensation for non-employee directors and committee members,
- evaluation of and recommendation to the independent directors of the Board the annual cash and equity compensation and benefits to be provided for the Chief Executive Officer, and
- review and approval of the cash and equity compensation and benefit packages of the other executive officers.

The Compensation Committee has the authority to and does engage the services of outside advisors, experts and others to assist it from time to time. Teradyne's compensation and benefits group in the Human Resources Department supports the Compensation Committee in its work and performs various functions in administering the compensation plans and programs.

The Compensation Committee met five times and took action by written consent once during 2007. The Compensation Committee establishes a calendar each year to ensure the complete review of compensation-related matters. The standard topics addressed by the Compensation Committee during these meetings include executive officer compensation, equity plan budgets, overall review of benefit plans including retirement plans, executive stock ownership positions and directors' compensation. The Compensation Committee also performs a review and evaluation each year of its performance against the responsibilities and duties contained in the Compensation Committee Charter. In general, except for executive sessions, the meetings are also attended by the Chief Executive Officer, the General Counsel and several members of the Human Resources Department.

In determining executive officer compensation for 2007, the Compensation Committee engaged the services of Pearl Meyer & Partners, an executive compensation consulting firm. The Compensation Committee has used this firm to assist it in determining executive officer compensation levels. Specifically for 2007, Pearl Meyer & Partners reviewed the comparator peer group and provided a report on competitive analysis of total direct compensation (including base salary, short-term incentives, long-term incentives and retirement benefits) for the Chief Executive Officer and all executive officers. Teradyne has used Pearl Meyer & Partners for minor consulting services involving tax analysis involved in the Nextest Systems Corporation acquisition and disclosure during 2007 and 2008. Teradyne also purchases Pearl Meyer & Partners' proprietary compensation surveys.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised entirely of independent directors. None of Teradyne's executive officers serves on the Compensation Committee of any of the companies in which the directors are affiliated.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee has three members, all of whom have been determined by the Board to be independent pursuant to the SEC and New York Stock Exchange rules, as well as Teradyne's categorical standards. The Nominating and Corporate Governance Committee's primary responsibilities, discussed in greater detail in its charter, include, among other things:

- identify individuals qualified to become Board members,
- recommend to the Board the nominees for election or re-election as directors at the annual meeting of shareholders,
- develop and recommend to the Board a set of corporate governance principles,
- oversee and advise the Board with respect to corporate governance matters, and
- oversee the evaluation of the Board.

The Nominating and Corporate Governance Committee identifies director candidates through numerous sources, including:

- recommendations from existing Board members, executive officers, and shareholders; or
- through engagements with executive search firms.

The Nominating and Corporate Governance Committee met four times during 2007.

Qualifications of Director Candidates. In evaluating the suitability of individuals for Board membership, the Nominating and Corporate Governance Committee takes into account many factors, including whether the individual meets the requirements for independence, his or her professional expertise and educational background, and other factors that promote diversity of views and experience. The Nominating and Corporate Governance Committee evaluates each individual in the context of the entire Board, with the objective of recommending nominees who can best further the business and represent shareholder interests. In furtherance of the foregoing, nominees recommended by the Nominating and Corporate Governance Committee or by shareholders to stand for election as a director must, at a minimum, meet the criteria established by the Nominating and Corporate Governance Committee. A copy of these criteria are contained in the Corporate Governance Guidelines. As part of the review in 2007 by the Nominating and Corporate Governance Committee of Teradyne's corporate governance documents, these criteria were reviewed. No changes to these criteria were recommended as a result of such review.

Procedures for Shareholders to Recommend Director Candidates. Shareholders wishing to suggest candidates to the Nominating and Corporate Governance Committee for consideration as potential director nominees may do so by submitting the candidate's name, experience, and other relevant information to the Nominating and Corporate Governance Committee, 600 Riverpark Drive, North Reading, MA 01864. Shareholders wishing to nominate directors may do so by submitting a written notice to the Secretary at the same address in accordance with the nomination procedures set forth in the bylaws. The procedures are summarized in this proxy statement under the heading "Shareholder Proposals and Board Candidates." The Secretary will provide the notice to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee does not distinguish between nominees recommended by shareholders and other nominees. All nominees must meet, at a minimum, the qualifications described in "Qualifications of Director Candidates" above.

Shareholder Proposals and Board Candidates

The bylaws set forth the procedures a shareholder must follow to nominate a director or to bring other business before a shareholder meeting. For shareholders who wish to nominate a candidate for director at the 2009 annual meeting of shareholders, Teradyne must receive the nomination not less than 50 days or more than 90 days prior to the meeting. In the event a shareholder is given less than 65 days' prior notice of the meeting date (whether by notice mailed to the shareholder or through public disclosure), to be timely, the shareholder's notice of nomination must be received no later than the close of business on the fifteenth day following the earlier of the day on which notice of the meeting date was mailed or publicly disclosed. The shareholder's notice of nomination must provide information regarding the nominee, including name, address, occupation and shares held by the shareholder making the proposal. The Nominating and Corporate Governance Committee will consider any nominee properly presented by a shareholder and will make a recommendation to the Board. After full consideration by the Board, the shareholder presenting the nomination will be notified of the Board's decision.

If a shareholder wishes to bring matters other than proposals that will be included in the proxy materials before the 2009 annual meeting of shareholders, Teradyne must receive notice within the timelines described above for director nominations. If a shareholder who wishes to present a proposal but fails to notify Teradyne in time, that shareholder will not be entitled to present the proposal at the meeting. If, however, notwithstanding the requirements of the bylaws, the proposal is brought before the meeting, then under the SEC's proxy rules, the proxies Teradyne solicits with respect to the 2009 annual meeting of shareholders will confer discretionary voting authority with respect to the shareholder's proposal on the persons selected to vote the proxies. If a shareholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules.

If a shareholder wishes to bring a proposal intended for inclusion in Teradyne's proxy materials to be furnished to all shareholders entitled to vote at the 2009 annual meeting of shareholders, Teradyne must receive notice pursuant to SEC Rule 14a-8 no later than December 16, 2008.

It is suggested that shareholders submit their proposals either by courier or Certified Mail—Return Receipt Requested.

Communications with the Board

Shareholders and other interested parties may communicate with one or more members of the Board, including the Chair, or the non-management directors as a group by writing to the Non-Management Directors, Board of Directors, 600 Riverpark Drive, North Reading, MA 01864 or by electronic mail at nonmanagementdirectors@teradyne.com. Any communications that relate to ordinary business matters that are not within the scope of the Board's responsibilities, such as customer complaints, will be sent to the appropriate executive. Solicitations, junk mail, computer viruses, and obviously frivolous or inappropriate communications will not be forwarded, but will be made available to any director who wishes to review them.

Audit Committee Report

The Board has an Audit Committee with oversight responsibilities that include matters relating to Teradyne's financial disclosure and reporting process, including the system of internal controls, the performance of Teradyne's internal audit function, compliance with legal and regulatory requirements, and the appointment and activities of Teradyne's independent auditors. The Audit Committee regularly discusses with Teradyne's management, internal audit, and independent auditors the financial information prepared by Teradyne, Teradyne's systems of internal controls and its internal audit process. Each year the Audit Committee engages the independent auditors, reviews periodically the auditors' performance and independence and approves the independent auditors' fees. The Audit Committee meets with the independent auditors (both with and without the presence of Teradyne's management) to review and discuss the matters required to be discussed by Statement on Auditing Standards Nos. 114 and 90, as amended (Communications with Audit Committees), including various matters pertaining to the audit, such as Teradyne's financial statements, the report of the independent auditors on the results, scope and terms of their work, and their recommendations concerning the financial practices, controls, procedures and policies employed by Teradyne, and Teradyne's compliance with legal and regulatory requirements that were effective during the applicable period.

The Board adopted a written charter for the Audit Committee setting out the Audit Committee's responsibilities. A copy of the Audit Committee Charter is available on Teradyne's website at *www.teradyne.com* under the "Corporate Governance" section of the "Investors" link. Shareholders also may request a copy of the charter by writing to Teradyne, Inc., 600 Riverpark Drive, North Reading, Massachusetts 01864, Attention: Investor Relations. The Audit Committee reviews the Audit Committee Charter annually and will amend its charter as it and the Board deem necessary or appropriate.

Management has primary responsibility for Teradyne's consolidated financial statements and the overall reporting process, including Teradyne's system of internal controls. The independent auditors are responsible for planning and carrying out an audit of Teradyne's financial statements, expressing an opinion as to their conformity with generally accepted accounting principles and auditing the effectiveness of Teradyne's internal control over financial reporting. The independent auditors discuss with the Audit Committee any issues they believe should be raised with the Audit Committee.

In 2008, the Audit Committee reviewed Teradyne's audited financial statements for the fiscal year ended December 31, 2007 and met with both management and PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), Teradyne's independent auditors, to discuss those financial statements. These discussions addressed the quality in addition to the acceptability of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. Management has represented to the Audit Committee that the financial statements were prepared in accordance with generally accepted accounting principles. In addition, during the course of the fiscal year ended December 31, 2007, management provided periodic updates to the Audit Committee regarding Teradyne's compliance with the requirements set forth in Section 404 of the Sarbanes-Oxley Act and related regulations and the activities undertaken during the year to improve the efficiencies and costs of Teradyne's internal controls. The Audit Committee provided oversight and advice to management during the process. At the conclusion of the process, management provided the Committee with and the Committee reviewed a report on the effectiveness of Teradyne's internal control over financial reporting. The Audit Committee also reviewed the report of management contained in Teradyne's annual report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC, as well as PricewaterhouseCoopers' report included in Teradyne's annual report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting. The Committee continues to oversee Teradyne's efforts related to its internal control over financial reporting and management's preparations for the assessment in the fiscal year ending December 31, 2008.

The Audit Committee has received from and discussed with PricewaterhouseCoopers the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with PricewaterhouseCoopers the independence of PricewaterhouseCoopers. The Audit Committee also discussed with PricewaterhouseCoopers the matters required to be discussed by Statement on Auditing Standards Nos. 114 and 90, as amended (Communications with Audit Committee).

Based on these reviews and discussions with management and PricewaterhouseCoopers, the Audit Committee recommended to the Board (and the Board has approved) that Teradyne's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The Audit Committee and the Board also have recommended, and are asking the shareholders to ratify, the selection of PricewaterhouseCoopers as Teradyne's independent auditors for the 2008 fiscal year.

Messrs. Bagley, Gillis, and O'Reilly were the members of the Audit Committee at the time the report was approved, February 25, 2008. Mr. Gillis serves as the Chair. Each committee member meets the independence requirements promulgated by the SEC, including Rule 10A-3(b)(1) pursuant to the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual. Each member of the Audit Committee is able to read and understand fundamental financial statements. The Board has determined that all members of the Audit Committee are "audit committee financial experts" as defined in the rules and regulations of the Exchange Act.

AUDIT COMMITTEE

Edwin J. Gillis (Chair)
James W. Bagley
Vincent M. O'Reilly

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended or the Exchange Act of 1934, except to the extent that Teradyne specifically incorporates it by reference in any such filing.

Principal Accountant Fees and Services

Fees for Services Provided by PricewaterhouseCoopers LLP

The following table sets forth the aggregate fees for services provided by PricewaterhouseCoopers, our independent registered public accounting firm, for the fiscal years ended December 31, 2007 and December 31, 2006.

	2007	2006
Audit Fees	$1,814,000	$2,049,000
Audit-Related Fees	381,000	182,000
Tax Fees	5,000	41,000
All Other Fees	1,500	1,500
Total:	$2,201,500	$2,273,500

Audit Fees

Audit Fees are fees related to professional services rendered for the audit of our annual financial statements and internal control over financial reporting for fiscal years 2007 and 2006. These fees include the reviews of our interim financial statements included in our quarterly reports on Forms 10-Q and services that are normally provided by PricewaterhouseCoopers in connection with other statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under the heading "Audit Fees." During 2007, these services related to financial statement audit services of our divested Broadband Test Division. During 2006, these services related to financial statement audit services of our divested Connection Systems Division and our Broadband Test Division.

Tax Fees

Tax Fees are fees for professional services rendered that are related to federal, state and international tax compliance, and expatriate tax services.

All Other Fees

All Other Fees are fees for services other than the services reported above. In both 2007 and 2006, there were fees of $1,500 paid related to technical accounting software licenses.

Our Audit Committee has determined that the non-audit services provided by PricewaterhouseCoopers as described above are compatible with maintaining PricewaterhouseCoopers' independence.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

During 2007 and 2006, our Audit Committee pre-approved all audit, audit-related, tax and other services performed by PricewaterhouseCoopers.

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent auditors in order to ensure that the provision of such services does not impair the auditors' independence. These services may include audit services, audit-related services, tax services and other services. In addition to generally pre-approving, on a case-by-case basis, services provided by the independent auditors, our Audit Committee adopted a policy for the pre-approval of certain specified services which may be provided by the independent auditors. Under this policy, our Audit Committee has pre-approved the auditors' engagement for the provision of certain services set forth in a detailed list subject to a dollar limit of either $50,000 or $100,000, depending on the service. The services set forth on the list have been identified in a sufficient level of detail so that management will not be called upon to make a judgment as to whether a proposed service fits within the pre-approved service list. Pursuant to the policy, we inform the Audit Committee, at least annually or more frequently upon their request, if we use any pre-approved service and the fees incurred in connection with that service.

DIRECTOR COMPENSATION

Teradyne uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. Non-employee directors' compensation is determined by the Board at the recommendation of the Compensation Committee.

Cash Compensation

In 2007, the non-employee directors were compensated at the rate of $60,000 per year and the Chair was compensated at the rate of $180,000 per year. Non-employee directors who served as a chair of a standing committee of the Board received an additional $7,500 per year, except the Chair of the Audit Committee, who received an additional $12,500 per year. In 2008, the non-employee directors are compensated at a rate of $65,000 per year, excluding the Chair whose compensation will be the same as in 2007.

Equity Compensation

Pursuant to the 2006 Equity and Cash Compensation Incentive Plan, each non-employee director is automatically granted an award, either in equity or cash on the first Monday in February each year while such person continues to serve as a non-employee director. In addition to the automatic grant, Directors may also receive other awards under the plan. At the discretion of the Board, an award under the plan may include any of the following, individually or in combination: a restricted stock unit, restricted stock, nonstatutory stock option, stock appreciation rights ("SARs"), phantom stock or cash. Awards of restricted stock or restricted stock units to non-employee directors have a minimum vesting period of no less than one year. Any options, SARs or other cash awards issued to non-employee directors may, at the Compensation Committee's discretion, be immediately exerciseable on the date of grant.

In 2007, each non-employee director received 6,575 restricted stock units having a fair market value of approximately $100,000 at the time of the automatic grant on February 5, 2007. In 2008, each non-employee director received 9,804 restricted stock units having a fair market value of approximately $110,000 at the time of the automatic grant on February 4, 2008. Each of these automatic grants vests fully on the one year anniversary of the date of grant.

Director Deferral Program

Pursuant to the Deferral Plan for Non-Employee Directors, the non-employee directors may elect to defer their cash and/or equity compensation and have the compensation invested into (1) a notional interest bearing account (based on ten-year treasury note interest rates) or (2) a deferred stock unit ("DSU") account. If non-employee directors participate in the plan, within ninety (90) days of the date the director no longer serves as such, he or she will receive either the cash value of the notional account or shares of the common stock underlying the DSU's. Any such common stock received by non-employee directors pursuant to the Deferral Plan is granted pursuant to the 2006 Equity and Cash Compensation Incentive Plan or the 1997 Employee Stock Option Plan, depending on the plan in effect at the time of the deferral.

Miscellaneous

Directors are reimbursed for reasonable expenses for travel and lodging in connection with attendance at meetings. Directors who are employees of Teradyne receive no compensation for their service as a director.

Director Summary Compensation Table

The table below summarizes the compensation Teradyne paid to its non-employee directors for the fiscal year ended December 31, 2007.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
James W. Bagley	$ 66,250	$ 99,038	$0	$0	$0	$0	$165,288
Albert Carnesale	$ 67,500	$ 99,038	$0	$0	$0	$0	$166,538
Edwin J. Gillis	$ 66,250	$202,885	$0	$0	$0	$0	$269,135
Vincent M. O'Reilly	$ 60,000	$ 99,038	$0	$0	$0	$0	$159,038
Paul J. Tufano	$ 60,000	$ 99,038	$0	$0	$0	$0	$159,038
Roy A. Vallee	$ 67,500	$ 99,038	$0	$0	$0	$0	$166,538
Patricia S. Wolpert	$180,000	$ 99,038	$0	$0	$0	$0	$279,038

(1) Mr. Bradley, the Chief Executive Officer and President, is not included in this table as he is an employee of Teradyne and thus receives no compensation for his services as director. The compensation received by Mr. Bradley is shown in the Summary Compensation Table on page 28.

(2) The annual retainer for 2007 was $60,000 for each non-employee director and $180,000 for the Chair of the Board. Mr. Carnesale and Mr. Vallee each received $7,500 as the Chairs of the Nominating and Governance Committee and Compensation Committee, respectively. Mr. Bagley was the Chair of the Audit Committee from January through May 2007 and received $6,250 for this service. Mr. Gillis was the Chair of the Audit Committee from June 2007 to December 2007 and received $6,250 for this service.

(3) The amounts under the "Stock Awards" column represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 calculated in accordance with FAS 123R for restricted stock units issued in 2006 and 2007. For a discussion of the assumptions underlying this valuation please see Note B to the Consolidated Financial Statements included in the annual report on Form 10-K for fiscal year 2007. As of December 31, 2007, each director had 6,575 unvested restricted stock units. These restricted stock units had a fair market value of $100,000 at the time of grant, February 5, 2007. Mr. Gillis received 11,398 shares on October 2, 2007 from an automatic grant for his initial year of service. The fair market value of the automatic grant was $150,000 at the date of grant, October 2, 2006.

(4) As of December 31, 2007, non-employee directors had the following vested stock options outstanding: Mr. Bagley 70,500, Mr. Carnesale 70,500, Mr. O'Reilly 60,500, Mr. Tufano 25,000, Mr. Vallee 79,500 and Ms. Wolpert 70,500.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Discussion and Analysis set forth below has been reviewed with management. Based on the review and discussion with management, the Compensation Committee (the "Committee") has recommended to the Board of Directors (the "Board") that the Compensation Discussion and Analysis be included in this proxy statement and in Teradyne's Annual Report on Form 10-K for the year ended December 31, 2007.

COMPENSATION COMMITTEE

Roy A. Vallee (Chair)
Albert Carnesale
Patricia S. Wolpert

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Teradyne specifically incorporates it by reference in any such filing.

Compensation Discussion and Analysis

The Compensation Discussion and Analysis is divided into three sections:

1) Review of executive officer compensation programs;
2) Review of the 2007 and 2008 executive officer compensation decisions; and
3) Compensation tables.

Section 1—Review of Executive Officer Compensation Programs

The executive officer compensation program has four primary elements:

- Target cash compensation, which includes base salary and performance-based variable compensation;
- Cash profit sharing;
- Equity compensation; and
- Retirement and post-employment benefits.

Objectives of Executive Officer Compensation Programs

The objectives of the executive officer compensation programs are to provide a competitive level of compensation that:

1) aligns the interests of the executive officers with the shareholders;
2) links executive officer compensation closely to corporate performance;
3) motivates executive officers to achieve the company's short-term and long-term strategic and financial goals; and
4) assists in attracting and retaining qualified executive officers.

Teradyne fosters a performance-oriented environment by tying a significant portion of each executive officer's cash and equity compensation to the achievement of performance targets that are important to it and its shareholders.

In setting compensation levels for executive officers (or in the case of the Chief Executive Officer, in making recommendations to the independent members of the Board), the Committee takes into account such factors as market data, individual and corporate performance and the general and industry-specific business environment, as well as the roles and responsibilities of each executive officer. When possible, Teradyne attempts to use similar policies and compensation instruments for all employees.

Role of the Compensation Committee

The Committee's role is to fulfill certain responsibilities of the Board relating to compensation, including equity-based compensation, for the directors and executive officers, and to review and oversee the administration of equity-based incentives, profit sharing, deferred compensation, retirement and pension plans, and other compensatory plans. The Committee recommends to the Board's independent directors all aspects of the Chief Executive Officer's compensation and is also responsible for approving all aspects of the other executive officers' compensation.

See "Compensation Committee" section for more information.

Role of Executive Officers in Determining Executive Pay

The Chief Executive Officer makes individual compensation recommendations for the executive officers to the Committee for its review, consideration and determination. Members of the Human Resources department provide the Committee with market information. The executive officers do not recommend or determine any element or component of their own pay package or total compensation amount.

Benchmarking

In order to attract and retain executive officers, a company must offer compensation which is competitive against its peers. To assure its compensation is competitive, Teradyne makes extensive use of benchmarking for its worldwide employee programs and its executive officer compensation. Each element of an executive officer's compensation is compared and benchmarked to similar positions at peer companies. In general, it benchmarks other high quality, similarly-sized electronics firms primarily associated with the semiconductor industry. This benchmarking includes data gathered from surveys and public filings. For 2007, the benchmark group included: Agilent, Applied Materials, Axcelis, Brooks Automation, Credence Systems, Entegris, KLA-Tencor, Lam Research, LTX, Novellus, Tektronix, Varian Semiconductor and Verigy. The Committee periodically uses an independent compensation consultant in developing the benchmark comparisons of the peer companies and in 2007, engaged the services of Pearl Meyer & Partners, as discussed on page 10. For additional information see "Compensation Committee."

Compensation Elements

Target Cash Compensation

Target cash compensation includes base salary and performance-based variable cash compensation. The objective of target compensation is to link the executive officer's cash compensation with the company's performance and to motivate executive officers to achieve Teradyne's strategic objectives and financial goals.

Each January, either the Committee, or the independent members of the Board, sets a target cash compensation for each executive officer that generally covers a range within the median of the peer company data. The Chief Executive Officer's performance-based variable cash compensation, at target, is 100% of base salary. For other executive officers, performance-based variable cash compensation, at target, represents a smaller percentage of their base salary (a range of 55% to 75%).

At year-end, management presents to the Committee a detailed review of performance against measurable financial and operational goals. The performance-based variable cash compensation payout is based on the Committee's and the Board's comprehensive evaluation and assessment of this performance.

The amount of individual compensation and equity awards, including the allocation of each, are determined annually based on competitive peer company data. The objective is that target compensation for each individual should be competitive with compensation of individuals holding the same or similar roles and responsibilities within the peer companies used for benchmarking. As a result, the level of the Chief Executive Officer's compensation will differ from that of the other executives because of the difference in his role and responsibilities and the compensation practices at peer companies.

The Committee decided that the executive officers' performance-based pay should be determined by the company's results, as a whole, since these individuals oversee strategic decisions and trade-offs across Teradyne's various businesses. The independent Board members review the recommendation of the Committee and approve any performance-based variable compensation paid to the Chief Executive Officer. Performance-based variable cash compensation payments are only made after approval by the Committee and/or the Board.

Cash Profit Sharing Plan

Most employees participate in Teradyne's Cash Profit Sharing Plan. This plan was adopted in 1983 to encourage interest in Teradyne's success by giving employees a direct participation in Teradyne's profits. The plan distributes 10% of Teradyne's pre-tax profit to all eligible employees, including executive officers. Cash Profit Sharing Plan payments are distributed as a consistent percentage of salary for all participants.

Equity Compensation

The equity compensation plan for executive officers is designed to align executive compensation with shareholder return, motivate and reward individual performance, and attract and retain talented individuals. Equity awards are made under the shareholder approved 2006 Equity and Cash Compensation Incentive Plan. The awards granted to executive officers are based upon each officer's relative contribution, performance, and responsibility within the organization. These factors, along with benchmarking of peer companies, are reviewed by the Committee when determining or recommending the awards for each executive officer. Restricted Stock Unit ("RSU") grants made to the executive officers are subject to a combination of performance criteria and time-based vesting schedules.

At the beginning of each year, the Committee approves an overall equity budget to be used for awards to executive officers and employees. Various factors are used in determining the annual equity grant budget, including the total expense to be incurred as a result of the equity awards and benchmark data relating to a competitor peer group. The independent directors determine the award level for the Chief Executive Officer and the Committee determines the award level for all other executive officers, based on a recommendation from the Chief Executive Officer. The same factors used in assessing payouts for variable cash compensation are used in determining the final performance-based equity award payouts for the executive officers. Management approves equity awards for all other employees within the overall equity budget pursuant to a delegation of authority from the Committee.

For 2007 and 2008, grants to executive officers were made in January in order to align the evaluation and award of the performance-based RSUs to the end of the fiscal year. The fair market value for these grants is determined in accordance with Teradyne's equity plans. Fair market value is determined using the closing price on the date of the equity grant. No employee equity awards are granted during blackout periods, except for new hire grants. New hire grants are automatically issued on the first trading day of the month following the employee's start date, in accordance with guidelines approved by the Committee.

Stock ownership guidelines exist for both executive officers and directors. The guidelines align the interests of executive officers and directors with those of the shareholders and ensure that the executive officers and directors responsible for overseeing operations have an ongoing financial stake in the company's success. The stock ownership guidelines describe that the Chief Executive Officer is expected to attain and maintain an investment level in stock equal to three times his annual base salary. All other executive officers are expected to attain and maintain an investment level equal to two times their annual base salary. Directors, including the Chair of the Board, are expected to attain and maintain an investment level in stock equal to three times the annual cash retainer of a director, which in 2008 is $65,000 per year. In each case, such investment levels are expected to be attained within five years from the later of the date upon which the individual becomes subject to the guidelines and August 13, 2008. After a stock option exercise or the vesting of RSUs, each individual is expected to retain at least 50% of the shares issued from the award after taxes, until such person meets the ownership guidelines. Shares owned by the individual, or shares held in trust by the individual are counted towards attaining the required investment level. Options, whether vested or unvested, and other unvested equity interests do not count in calculating ownership levels.

The ethics policy prohibits directors, executive officers and other employees from engaging in any short-sale transaction in which they may profit from short-term speculative swings in the value of Teradyne securities. In addition, there is a blackout policy which prohibits directors, executive officers and other employees from trading in Teradyne securities during a specified time for that quarter (usually two weeks prior to the end of a financial quarter and ending twenty-four (24) hours following the public earnings release). From time to time, additional blackout periods may be imposed around other sensitive information or decisions. These policies are designed to help ensure compliance with insider trading rules.

A recoupment policy is applicable to all executive officers. Under this policy, the company may recover incentive compensation that was based on achievement of financial results that were subsequently the subject of a restatement if an executive officer was found to be personally responsible for any fraud or intentional misconduct that caused the restatement. This policy covers variable compensation cash payments and performance-based equity awards.

Retirement Benefits

Retirement benefits are important retention tools, both for the broad employee population and for executive officers. These benefits are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. In the U.S., the company offers the Teradyne, Inc. Savings Plan ("401k Plan"). The 401k Plan is available to most employees and provides both an employer match for employee contributions and a discretionary employer contribution. The executive officers participate in the 401k Plan on the same terms as those available for other eligible U.S. employees. The company also maintains a non-qualified Teradyne, Inc. Supplemental Savings Plan for certain employees whose benefits would otherwise be capped at limits based on restrictions imposed by the Internal Revenue Service. For additional information, see the "Nonqualified Deferred Compensation Table."

Teradyne also provides a Retirement Plan for Employees of Teradyne, Inc. However, in 1999, this plan was discontinued for new employees, but participating employees were given the option to elect to continue in the plan or opt out of the plan in order to receive a higher employer match in the 401k Plan. The Chief Executive Officer is the only executive officer currently earning benefits under this plan. A Supplemental Executive Retirement Plan is maintained for certain senior employees primarily for these employees to maintain benefit levels similar to those for all other employees. For additional information, see the "Pension Benefits Table."

Change in Control Agreements

There are change of control agreements for each of the executive officers. There is also an Agreement Regarding Termination Benefits with the Chief Executive Officer. The structure and design of these agreements, including the level of payments and benefits provided to the executive officers under the agreements, are intended to be consistent with those provided by peer companies. By having change in control agreements which are consistent with peer companies, Teradyne is better able to attract and retain qualified executive officers who can focus on achieving the company's strategic and financial goals.

A potential or actual change in control creates uncertainty regarding continued employment of executive officers. This uncertainty may motivate an executive officer to secure a new job prior to the completion of a change in control transaction, which might be detrimental to the shareholders. The intent in providing these agreements, is to align the executive officer's interests with those of the shareholders. With such agreements, the executive officers can concentrate on supporting a transaction that is in the best interests of the shareholders, thus focusing the executive officers' interests with those of the shareholders.

The change in control agreements provide a retention tool for the executive officers to remain with the company both during and following the change in control and enable the executive officers to focus on the continuing business operations and the success of a potential business combination rather than on their own continued employment. This results in stability and continuity of operations during a potentially uncertain time. By structuring the agreements to provide severance payments and benefits only if there is both a change in control (or a potential change in control) and a qualifying termination of employment, a potential acquirer is incentivized to continue to employ executive officers following a change in control and the executive is protected if he is not retained after the transaction. By having change in control agreements which are consistent with peer companies Teradyne is better able to attract and retain qualified executive officers who can focus on achieving the company's strategic and financial goals.

Other Benefits

In order to attract and retain highly qualified employees, the benefit programs are designed to be competitive in each country in which it operates. All U.S. employees and executive officers participate in similar healthcare, life and disability insurance, and other welfare programs.

In order to offer most employees an opportunity to acquire an equity interest in Teradyne, the company offers the 1996 Employee Stock Purchase Plan. This plan allows participating employees to purchase shares of common stock through regular payroll deductions of up to 10% of their annual compensation. The purchase price is an amount equal to the lower of (a) 85% of the fair market value of the common stock on the first business day of the payment period or (b) 85% of the fair market value of the common stock on the last business day of the payment period. Each payment period is a six month period beginning in January or July and ending in June or December, respectively.

Section 2—Review of the 2007 and 2008 Compensation Decisions

Teradyne and the Committee have focused on aligning the incentives in executive officer compensation with long-term and short-term performance measures. Between 2006 and 2008, in the aggregate, the total target cash compensation for all five executive officers has increased only $20,000. Base salary and target variable cash compensation has largely remained the same for the last three years. In the area of equity awards, the Committee decided to change the allocation of time and performance-based RSU grants to executive officers to provide a greater percentage of performance-based RSUs than it had in the past. In 2008, approximately 40% of the executive officers' equity awards were allocated to performance-based RSUs, as compared to 33% in 2006. Also focusing on long-term growth, in 2008, the Committee changed the measurement period for executive officer performance-based RSUs from one year to three years. These changes and the other 2007 and 2008 compensation decisions are further described below.

Target Cash Compensation

In January of 2007 and 2008, the Committee performed an annual evaluation of the Chief Executive Officer's performance for each prior year and discussed that evaluation with the Board. As part of the evaluation, the Committee considered the Chief Executive Officer's leadership, Teradyne's financial results, strategic actions completed during the year, and overall performance against the annual business plan. Based on benchmarking data, the Committee (and the independent members of the Board) concluded that Mr. Bradley's 2007 target cash compensation would remain the same as 2006. Mr. Bradley's base salary continued to be $625,000 and his performance-based variable compensation at target remained $625,000, resulting in a 2007 target cash compensation of $1,250,000.

Following the review noted above, the Committee also approved the 2007 target cash compensation for each executive officer as follows: Mr. Beecher ($630,000), Mr. Jagiela ($610,000), Mr. Hotchkiss ($525,000) and Ms. Casal ($430,500). Messrs. Beecher, Jagiela and Hotchkiss performance-based variable compensation at target was set at 75% of base salary and Ms. Casal's was set at 55% of base salary. For 2007, except for Ms. Casal, all executive officers' target compensation was the same as 2006. After reviewing the benchmark data, the Committee approved a 5% increase for Ms. Casal.

In January 2008, similar to the prior year, the Committee reviewed the benchmark data for executive officers' compensation and determined there would be no changes to target cash compensation for the executive officers in 2008. This review included an analysis of target cash compensation for the peer companies named above, as well as, an analysis based on the Radford Executive Survey. This data showed peer company target cash levels had not changed significantly and that the current target compensation levels for the executive officers' were between plus and minus 10% of the median.

Company-wide Assessment

In January following the close of each fiscal year, management makes an assessment of each division's performance and payments which could be made to participating employees under the variable cash compensation plan. The Committee then also assesses the performance of the divisions and determines the actual variable-based compensation payment and the actual number of performance-based RSUs which will be allowed to continue to vest. The Committee and the independent members of the Board have the discretion to (a) reject or disagree with management's assessment of Teradyne's performance and payments which could be made and (b) approve a cash or equity payout below the maximum cash or equity amount available. Because it is important that the executive officers' performance-based compensation be determined by Teradyne's performance as a whole rather than by the performance of one division, a single payout percentage is determined for all executive officers. The payout percentage is based on the weighted average performance of all of the company's divisions.

2007 Goals and Performance

In order to be more closely aligned with the shareholders' interest, Teradyne and the Committee enhanced the mechanism for measuring the performance of the goals to be more quantifiable. In January 2007, a formula was created that provides a 9% payout of variable cash compensation for every 1% of profit before interest and taxes ("PBIT")[1] measured as a percentage of revenue. Based on the 2007 assessment, the PBIT formula payout accounted for approximately 65% of the executive officers' total variable cash compensation payout.

The Committee and the independent directors also evaluated the company's performance against key strategic and financial goals. The evaluation for the executive officers was primarily based on the results of the Semiconductor Test Division which accounts for approximately 80% of Teradyne's revenue. Teradyne met or exceeded the targets for the following goals: gained a prescribed level of market share; decreased material costs by 1.5% above the target amount; improved product development on time performance; delivered a key new product to a customer prior to the year end target date; achieved a targeted amount of direct application revenue; achieved the quarterly breakeven target of $200 million or less and achieved certain key new product engineering

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1 PBIT is a non-GAAP financial measure equal to GAAP income from operations less restructuring and other, net, amortization of intangibles and acquisition and divestiture related charges or credits.

milestones during the year. However, Teradyne failed to meet the revenue goal for a new product. In the aggregate, after the 2007 assessment, the payout for the key strategic and financial goals accounted for approximately 15% of the executive officers' total variable cash compensation payout.

The Committee also assessed Teradyne's competitive strategic position and compared it against the company's 2006 strategic position. For 2007, the payout for this factor accounted for 20% of the executive officers' total variable cash compensation. It was based on the average of each division's assessed performance against their growth plan, return on net assets, executable strategy and organizational capability.

Teradyne is not disclosing the specific performance targets for some of the key strategic and financial goals because they represent confidential commercially sensitive information that Teradyne does not disclose to the public and it believes if disclosed would cause competitive harm. Goals such as improving product development on time performance, market share targets, cost reduction targets for materials, achieving milestone dates for new product introductions, and describing revenue targets for a new product are inherently competitive and if disclosed provide valuable insight of specific customers, markets, and areas where Teradyne is focusing. Goals, such as those whose focus is to improve competitive positioning, are naturally challenging due to the strong competition within the markets which the company operates.

The targets for the goals referenced above are difficult to achieve because they are heavily contingent upon technological innovations, customer acceptance, and the actions of competitors which are all difficult to anticipate. In 2007, there were increased competitive and market pressures resulting from the approximately 24% decline in the system on a chip test market.

Due to the highly technical nature of some of the strategic goals, some targets may not be achieved in a year and may be continued for the following year. For example, the technical considerations and potential engineering difficulties in developing and releasing complex new products or new revisions of existing products make these goals especially difficult to achieve within a fixed time frame. Additionally, due to the volatility of the semiconductor market and the declining size of the system on a chip market size in 2007, customers postponed purchases of Teradyne's products thereby affecting the timing for new product acceptance. Strategic targets can sometimes carry over from one year to the next thereby showing competitors and potential competitors where Teradyne is likely to focus its engineering, marketing and sales efforts for the current and/or future years.

Actual 2007 Variable Cash Compensation Payout

In January 2008, based on the above process, the Committee and the independent members of the Board approved a 74% payout for each executive officer. The base salary plus the payout of performance-based variable compensation for the executive officers ranged from 9% to 13% below the target compensation, depending on the executive officer. The payout amounts of 2007 performance-based variable cash compensation for each executive officer can be found under the column "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table. In 2007, the actual cash compensation paid to the executive officers was 8% below the median of the actual cash compensation paid by 11 of 13 peer companies that had disclosed compensation information at the time of the printing of this proxy statement.

2007 Equity Award

In January 2007, each executive officer received equity awards which consisted of both time-based RSUs and performance-based RSUs. The number of actual performance-based RSUs allowed to vest over a four year period was determined in January 2008 after an assessment by the Committee or the independent directors, as described above. This assessment was based on the same criteria as the 2007 variable compensation payouts in order to provide consistent and objective criteria for all performance-based compensation. No performance-based

RSUs are issued unless the variable cash compensation payout is above 60%. The grants for the executive officers were benchmarked to equity grants of peer companies and were comparable to the market median position.

In order to better align the executive officer's compensation with the performance of the company, the Committee decided to change the allocation of time and performance-based RSU grants to executive officers. In January 2007, the Committee increased the performance-based RSU allocation and decreased the time-based RSU allocation to the executive officers from the prior year. By increasing the performance-based RSU allocation, the Committee more closely aligned the executive officer performance goals with the total company performance and the shareholders' interests.

In January 2007, the Chief Executive Officer received a RSU grant valued, at the time of grant, at approximately $1,795,000 at target performance. This grant consisted of $1,145,000 worth of time-based RSUs and, at target, $650,000 worth of performance-based RSUs and was comparable in value to peer company equity grants. A combination of time-based and performance-based equity awards is a means both to support long-term retention of executive officers and to provide incentives to achieve shorter-term corporate goals.

A performance-based RSU award at target performance is not the maximum amount an executive officer can receive. Shortly after the end of each fiscal year, the independent directors of the Board and the Committee will determine the actual number of performance-based RSUs that are allowed to continue to vest for each executive officer. The value of performance-based RSUs allowed to vest can be a minimum of $0 to a maximum value of two times the value at target performance. Below is a table showing the values of January 2007 performance-based restricted stock units at target performance, maximum performance and the actual number determined and allowed to vest for each executive officer:

Name of Executive Officer	(A) Value of Performance-Based RSUs at Target Performance (Target Award)	(B) Value of Performance-Based RSUs at Maximum Performance (Maximum Award)	(C) Value of Actual Performance-Based RSUs determined and allowed to vest (Actual Award)	(D) Percent of Actual Award vs. Target Award Column C / Column A	(E) Percent of Actual Award vs. Maximum Award Column C / Column B
Michael A. Bradley, President and CEO	$650,000	$1,300,000	$227,500	35%	18%
Gregory R. Beecher, VP, CFO and Treasurer	$245,000	$ 490,000	$ 85,750	35%	18%
Mark E. Jagiela, President Semiconductor Test Systems	$227,000	$ 454,000	$ 79,450	35%	18%
Jeffrey R. Hotchkiss, President System Test Group	$166,000	$ 332,000	$ 58,100	35%	18%
Eileen Casal, V.P., General Counsel and Secretary	$118,000	$ 236,000	$ 41,300	35%	18%

Total 2007 Direct Compensation

The Committee reviewed the overall direct compensation of each executive officer based on the above described assessment and determined that the 2007 payouts were appropriate. As shown in the table below, the executive officers were paid approximately 18% below the target direct compensation, excluding amounts distributed from the profit sharing program.

	Target	Actual Payout					
Name of Executive Officer	**Total Direct Compensation**	**Base Salary**	**Variable Compensation**	**Equity (Time-based and performance-based RSUs)**	**Total Direct Compensation**	**Actual – Target Compensation**	**Percent below Target**
Michael A. Bradley	$3,045,000	$625,000	$462,500	$1,372,500	$2,460,000	($585,000)	-19%
Gregory R. Beecher	$1,300,000	$360,000	$199,800	$ 510,750	$1,070,550	($229,450)	-18%
Mark E. Jagiela	$1,230,000	$348,571	$193,457	$ 472,450	$1,014,478	($215,522)	-18%
Jeffrey R. Hotchkiss	$1,000,000	$300,000	$166,500	$ 367,100	$ 833,600	($166,400)	-17%
Eileen Casal	$ 768,500	$277,742	$113,041	$ 261,300	$ 652,083	($116,417)	-15%

2008 Equity Award

In January 2008, the Committee and the independent directors approved the equity grant for 2008, once again granting both time-based and performance-based RSUs to executive officers as described in the table below. In order to maintain a competitive equity compensation level relative to the median equity compensation position of peer companies, the 2008 RSU grant values at target for executive officers increased an average of 9% over 2007 RSU grant values at target. Similar to 2007, the majority of the increased equity value (83%) was attributable to greater emphasis on the use of performance-based RSUs as a compensation element. In the comparison, Teradyne relied on 2007 historical peer company grant information for establishing the 2008 grants since 2008 grant information for peer companies was not yet available in January 2008. Based on the 2007 historical peer company information, Mr. Jagiela's equity awards were increased approximately 17% to maintain a comparable competitive position.

In order to increase the emphasis on long-term performance metrics, the Committee changed the performance measurement period for company performance for the 2008 performance-based RSUs, from one to three years. The determination of the amount of performance-based RSUs that will be allowed to vest will be made in January 2011 based on the average variable compensation payout over the prior years 2008, 2009 and 2010. Following this determination, the RSUs will then vest immediately in January 2011. Set forth below are the equity values, as of January 2008, of the 2008 time-based RSUs and 2008 performance-based RSUs at target for each executive officer.

Name of Executive Officer	**Value of Time-Based RSUs**	**Value of Performance-Based RSUs At Target**
Michael A. Bradley	$1,145,000	$790,000
Gregory R. Beecher	$ 438,000	$292,000
Mark E. Jagiela	$ 438,000	$292,000
Jeffrey R. Hotchkiss	$ 309,000	$186,000
Eileen Casal	$ 220,000	$133,000

The 2008 time-based RSU grants for all employees, including executive officers, have four-year vesting, a customary industry practice.

2008 Goals

With regard to 2008, Teradyne has established similar financial and strategic goals that will be used in determining performance-based cash for fiscal year 2008. Following the Committee's (and independent directors') assessment of company performance and its determination of the payouts for 2008, Teradyne will include the required information in its proxy statement to be filed in 2009. Once again for 2008, in order to align executive officers' compensation with shareholders' interest, Teradyne will focus on the company's profitability and use the formula described above for the 2007 assessment, including the payout of 9% for every 1% of PBIT.

Impact of Accounting and Tax Treatment on Executive Pay

The impact of FAS 123R expense associated with issuing stock options and this expense was a factor in the decision to change the long-term incentive compensation awards from stock options to time-based and performance-based RSUs. Teradyne decided to maintain its 1996 Employee Stock Purchase Plan despite the compensation expense imposed by FAS 123R. It believes that the plan is an important vehicle to assist employees in building an equity interest in Teradyne.

Its non-qualified, deferred plans were amended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").

In general, under Section 162(m) of the Code, companies cannot deduct, for federal income tax purposes, compensation in excess of $1 million paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. Teradyne asked for, and received shareholder approval on May 25, 2006 for the 2006 Equity and Cash Compensation Incentive Plan in order to grant equity awards that may satisfy the requirements for "qualified performance-based compensation." The proposed amendment to the plan is intended to allow all cash awards made under the Plan to be "qualified performance-based compensation," so that cash awards in excess of $1 million in any fiscal year may be deductible under Section 162(m) of the Code. The shareholders are asked to approve an amendment to the plan that will limit the amount of variable cash compensation awards to be paid to any participant in any fiscal year to $3 million. If the amendment is not approved, the Committee may issue other cash awards that it believes are in the best interests of Teradyne, taking into account the shareholders failure to approve the amendment. In addition, if the amendment is not approved and executive compensation amounts fail to meet Section 162(m) requirements, the amounts of such non-deductible compensation would not be material to Teradyne.

Section 3—Compensation Tables

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the executive officers during the fiscal years ended December 31, 2007 and 2006.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Michael A. Bradley . . .	2007	$625,000	$37,613	$1,318,290	$ 49,166	$462,500	$284,603	$57,199	$2,834,371
President and CEO	2006	$625,000	$95,300	$ 932,272	$147,244	$787,500	$365,913	$49,748	$3,002,977
Gregory R. Beecher . .	2007	$360,000	$18,957	$ 491,177	$ 42,753	$199,800	$ 0	$39,640	$1,152,327
V.P., CFO and Treasurer	2006	$360,000	$48,031	$ 347,485	$128,038	$340,200	$ 0	$38,815	$1,262,569
Mark E. Jagiela	2007	$348,571	$18,355	$ 427,651	$ 13,681	$193,457	$ 0	$36,591	$1,038,306
President Semiconductor Test Systems	2006	$348,571	$46,506	$ 296,637	$ 40,972	$329,400	$ 0	$36,238	$1,098,324
Jeffrey R. Hotchkiss . .	2007	$300,000	$15,797	$ 357,886	$ 0	$166,500	$ 1,100	$52,023	$ 893,306
President System Test Group	2006	$300,000	$40,026	$ 254,274	$ 0	$283,500	$ 0	$50,376	$ 928,176
Eileen Casal	2007	$277,742	$12,954	$ 260,636	$ 9,570	$113,041	$ 0	$12,313	$ 686,256
V.P. General Counsel and Secretary	2006	$273,333	$31,258	$ 186,454	$114,795	$172,200	$ 0	$14,206	$ 792,246

(1) The amounts in the "Salary" column represent the annual base salary for each executive officer, which is paid monthly.

(2) The amounts in the "Bonus" column represent payments made under the Cash Profit Sharing Plan.

(3) The amounts under the "Stock Awards" column represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 calculated in accordance with FAS 123R for both time-based and performance-based RSUs issued in 2006 and 2007. For a discussion of the assumptions underlying this valuation please see Note B to the Consolidated Financial Statements included in the annual report on Form 10-K for fiscal year 2007.

(4) The amounts under the "Option Awards" column represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 calculated in accordance with FAS 123R for stock option grants prior to 2006. For a discussion of the assumptions underlying this valuation please see Note B to the Consolidated Financial Statements included in the annual report on Form 10-K for fiscal year 2007.

(5) The amounts under the "Non-Equity Incentive Plan Compensation" column represent amounts earned as variable cash compensation for services performed during 2007.

(6) The amounts under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column represent the present value of benefits accrued in 2007. See also the disclosure of the Retirement and Post-Termination Tables.

(7) The amounts under the "All Other Compensation" column represent the following amounts for 2007 for the executive officers:

Name	Teradyne Contributions to Deferred Compensation Plans	Value of Life Insurance Premiums	Total All Other Compensation
Michael A. Bradley	$43,739	$13,460	$57,199
Gregory R. Beecher	$36,156	$ 3,484	$39,640
Mark E. Jagiela	$35,008	$ 1,583	$36,591
Jeffrey R. Hotchkiss	$30,130	$21,893	$52,023
Eileen Casal	$11,250	$ 1,063	$12,313

Grants of Plan-Based Awards Table

The following table sets forth information concerning plan-based awards to the executive officers during the fiscal year ending December 31, 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Michael A. Bradley ...	1/1/2007(2)	$0	$625,000	$2,500,000	0	0	0	0	0	0	$ 0
	1/26/2007(3)	$0	$ 0	$ 0	0	42,651	85,302	75,132	0	0	$1,795,012
Gregory R. Beecher ...	1/1/2007(2)	$0	$270,000	$1,080,000	0	0	0	0	0	0	$ 0
					0						
	1/26/2007(3)	$0	$ 0	$ 0	0	16,076	32,152	27,888	0	0	$ 670,013
Mark E. Jagiela	1/1/2007(2)	$0	$261,429	$1,045,714	0	0	0	0	0	0	0
	1/26/2007(3)	$0	$ 0	$ 0	0	14,895	29,790	25,788	0	0	$ 620,009
Jeffrey R.Hotchkiss ...	1/1/2007(2)	$0	$225,000	$ 900,000	0	0	0	0	0	0	$ 0
	1/26/2007(3)	$0	$ 0	$ 0	0	10,892	21,785	20,276	0	0	$ 475,006
Eileen Casal	1/1/2007(2)	$0	$152,758	$ 611,032	0	0	0	0	0	0	$ 0
	1/26/2007(3)	$0	$ 0	$ 0	0	7,743	15,486	14,436	0	0	$ 338,005

(1) The grants under the "All Other Stock Awards: Number of Shares or Stock Units" column represent the number of time-based RSUs granted to each executive officer.

(2) These grants were made pursuant to the 2006 Equity and Cash Compensation Incentive Plan and reflect the minimum, target and maximum cash payouts for performance-based variable compensation; the actual payouts are set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(3) These RSU grants were made pursuant to the 2006 Equity and Cash Compensation Incentive Plan. The minimum, target and maximum numbers apply to performance-based RSUs only.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information concerning the outstanding equity awards at the fiscal year-end, December 31, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael A. Bradley	115,000	0	0	$21.65	9/24/08				
	1,381	0	0	$21.65	9/24/08				
	115,000	0	0	$17.48	7/19/09				
	115,000	0	0	$11.66	4/28/10				
	150,000	0	0	$27.06	1/28/11				
	150,000	0	0	$21.91	5/27/11				
	150,000	0	0	$21.91	5/27/11				
						57,129(1)	$590,714		
						90,060(2)	$931,219	0	$0
Gregory R. Beecher	30,000	0	0	$21.65	9/24/08				
	961	0	0	$21.65	9/24/08				
	100,000	0	0	$17.48	7/19/09				
	100,000	0	0	$11.66	4/28/10				
	95,000	0	0	$27.06	1/28/11				
						21,294(1)	$220,175		
						33,515(2)	$346,541	0	$0
Mark E. Jagiela	511	0	0	$21.65	9/24/08				
	37,000	0	0	$21.65	9/24/08				
	32,000	0	0	$17.48	7/19/09				
	32,000	0	0	$11.66	4/28/10				
	30,000	0	0	$16.40	8/1/10				
	80,000	0	0	$27.06	1/28/11				
						18,178(1)	$187,955		
						31,001(2)	$320,553	0	$0
Jeffrey R. Hotchkiss	90,000	0	0	$26.66	2/2/11				
						15,581(1)	$161,107		
						24,088(2)	$249,073	0	$0
Eileen Casal	80,000	0	0	$10.44	2/3/10				
	60,000	0	0	$27.06	1/28/11				
						11,426(1)	$118,144		
						17,146(2)	$177,289	0	$0

(1) For each executive officer, the vesting dates for RSUs granted on January 26, 2006 are fifty percent (50%) of the RSUs vested on January 26, 2007 and fifty percent (50%) of the RSUs vested on January 26, 2008.

(2) For each executive officer, the vesting dates for RSUs granted on January 26, 2007 are twenty-five percent (25%) of the RSUs vested on January 26, 2008 and twenty-five percent (25%) will vest on January 26, 2009, January 26, 2010, and January 26, 2011.

Options Exercises and Stock Vested Table

None of the executive officers exercised stock options during 2007. The following table shows the number of shares acquired as a result of the vesting of RSUs and the value realized on vesting for 2007:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Michael A. Bradley	0	$0	57,130	$870,661
Gregory R. Beecher	0	$0	21,294	$324,521
Mark E. Jagiela	0	$0	18,178	$277,033
Jeffrey R. Hotchkiss	0	$0	15,582	$237,470
Eileen Casal	0	$0	11,426	$174,132

Retirement and Post-Employment Tables

Pension Benefits Table

There is a qualified retirement plan, the Retirement Plan for Employees of Teradyne, Inc. (the "Retirement Plan"), and a non-qualified plan, the Teradyne, Inc. Supplemental Executive Retirement Plan ("SERP"). In 1999, the company discontinued both plans to new members. At that time, all employees were offered the choice to remain in the Retirement Plan and continue to accrue benefits, or opt for an additional match in the 401k Plan, in lieu of participation in the Retirement Plan. Fifty percent (50%) of the employees elected to remain in the Retirement Plan. Mr. Bradley is the only executive officer continuing to accrue benefits in the Retirement Plan and SERP.

Mr. Bradley participates in the Retirement Plan, a defined benefit plan, under the same terms as all other employees. Mr. Bradley's actual years of service (28.99) and actual wages are used to calculate his benefit at the normal retirement age of 66. However, federal tax law limits the wages used to calculate the total amount of benefits which he may receive under the Retirement Plan.

The SERP provides eligible employees, with compensation in excess of federal tax limits, a supplemental retirement benefit. The SERP is unfunded and provides deferred compensation for eligible employees, including executive officers.

The SERP pension formula is identical to that of the Retirement Plan, except an employee's eligible earnings is based on the employee's highest consecutive 60 months of actual base salary, actual cash profit sharing and target variable compensation and years of service. The resulting benefit is then reduced by the benefit payable from the Retirement Plan. Mr. Bradley may collect an actuarially reduced benefit prior to age 66 under the terms of the SERP, limited by provisions compliant with Section 409A of the Code. These limitations prevent Mr. Bradley from collecting benefits earned after December 31, 2004 prior to age 66.

There is no provision in the SERP to grant extra years of credited service. In order to calculate the present value of the accumulated benefit, Teradyne's actuaries used the same assumptions as used in its financial statements for fiscal year ended December 31, 2007, a discount rate of 6.5%.

The table below shows the present value, as of December 31, 2007, of accumulated benefits payable to each of the executive officers, including the number of years of service credited to each such executive officer, under each of the Retirement Plan and SERP.

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Michael A. Bradley	Retirement Plan	28.99	$ 346,637	$0
	SERP	28.99	$2,154,025	$0
Gregory R. Beecher	Retirement Plan	0	$ 0	$0
Mark E. Jagiela	Retirement Plan	17.61(1)	$ 77,594	$0
Jeffrey Hotchkiss	Retirement Plan	26.45(2)	$ 408,920	$0
Eileen Casal	Retirement Plan	0	$ 0	$0

(1) The years of creditable service for Mr. Jagiela were capped in 1999.

(2) The years of creditable service for Mr. Hotchkiss were capped in 2000.

Nonqualified Deferred Compensation Table

The company maintains the Teradyne, Inc. Supplemental Savings Plan which allows certain eligible employees who are actively employed by Teradyne on or after December 1, 1994 to defer compensation in excess of limits under the 401k Plan and to receive supplemental matching contributions from the company. In addition, employees who participate in the variable compensation plan may defer up to 85% of each year's variable compensation payment into the Supplemental Savings Plan. The Supplemental Savings Plan is unfunded and is maintained primarily for the purpose of providing deferred compensation for a select group of management or "highly compensated employees" as defined in ERISA. In general, under the Supplemental Savings Plan, distribution of the deferrals and the vested matching contributions are made in one lump sum upon the participant's retirement, disability, or other termination of employment. In addition to the conditions of the Supplemental Savings Plan itself, certain restrictions are imposed by Section 409A of the Code regarding when participants will receive distributions under the Supplemental Savings Plan.

Since the plan is intended to be an ERISA excess plan, the investment options available to participants are similar to those provided in the 401k Plan. Employees select the investment options from a portfolio of mutual funds. The earnings are credited based on the actual performance of the selected mutual funds.

Teradyne matches at least $1 for every $1 contributed by the employee each year, up to 5% of the employee's compensation, if the employee elected to have Retirement Plan benefits stop accruing as of December 31, 1999 (as in the case of Mr. Jagiela) or if the employee was hired on or after November 1999 (as in the case of Messrs. Beecher and Hotchkiss and Ms. Casal). If the employee elected to have the Retirement Plan benefits continue accruing as of January 1, 2000, then Teradyne will match at least 50 cents for every $1 contributed by the employee each year, up to 6% of the employee's compensation (as in the case of Mr. Bradley). Teradyne's contribution vests 25% per year for the first four years of employment and contributions for those employees with more than four years of service vest immediately. Teradyne may also provide an additional discretionary match. For 2007 Teradyne's match to each group of employees was $1.00 and 50 cents, respectively, for each $1.00 contributed by the employee.

The table below shows the aggregate balance of the deferred compensation amounts in the Supplemental Savings Plan plans for each executive officer, as of December 31, 2007.

Name	Executive Contributions in Last FY	Teradyne Contribution in Last FY	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FY(1)
Michael A. Bradley	$227,789	$36,989	$146,736	$0	$2,127,613
Gregory R. Beecher	$200,472	$24,906	$ 50,569	$0	$ 758,990
Mark E. Jagiela	$ 57,116	$23,758	$ 11,078	$0	$ 319,288
Jeffrey R. Hotchkiss	$ 56,832	$18,880	$ 20,581	$0	$ 235,276
Eileen Casal	$ 0	$ 0	$ 0	$0	$ 0

(1) The following table lists the amounts of each executive officer's contributions that were previously reported in the Summary Compensation Table:

Year	Michael A. Bradley	Gregory R. Beecher	Mark E. Jagiela	Jeffrey R. Hotchkiss	Eileen Casal
2007	$ 227,789	$200,472	$ 57,116	$ 56,832	$0
2006	$ 180,997	$ 77,159	$ 45,521	$ 44,994	$0
Prior to 2006	$ 988,403	$224,728	$ 94,055	$ 18,682	$0
Total Executive Contributions	$1,397,189	$502,359	$196,692	$120,508	$0

Post-Termination Compensation Table

Chief Executive Officer

Upon his election as Chief Executive Officer, Mr. Bradley was asked by the Board to enter into an Agreement Regarding Termination Benefits. The term of this agreement, entered into on September 3, 2004, is for three years, and automatically extends for additional one-year periods unless Teradyne gives notice to Mr. Bradley. The agreement contains a two-year post-employment customer and employee non-hire and non-solicitation provision and a two-year post-employment non-competition provision. In consideration of these restrictions, Mr. Bradley is entitled to receive severance payments at his annual target compensation rate for two years following his termination by Teradyne for any reason other than death, disability or cause, each as defined in the agreement. During this period, Mr. Bradley is also entitled to ongoing health, dental and vision insurance plan coverage, provided on the same terms as those in effect at the date of his termination. If Teradyne terminates Mr. Bradley's employment due to his disability, Mr. Bradley is entitled to a two-year severance payment to the extent he is not eligible to receive disability insurance, which payment is reduced by any compensation Mr. Bradley receives from other employment.

Other Executive Officers

On March 1, 2007, Teradyne entered into new Change in Control Agreements with the Chief Executive Officer and each of the other executive officers. The new agreements replaced previously existing Change in Control Agreements. Under the new agreements, in the event any of the executive officers is terminated without "Cause" or the executive officer terminates his or her employment for "Good Reason" (each as defined in the agreement) within two years following a defined change of control, such officer will receive certain payments and/or benefits including the following:

- Immediate vesting of all equity awards (for performance-based awards the vesting would be calculated at the target level);
- Cash awards for the year of termination calculated at the target level and pro-rated up to the date of termination;
- Salary continuation for two years based on the executive officers' annual target cash compensation at the time of termination;

- Health, dental and vision plan insurance coverage for two years; and
- Tax gross-up payments in the amount necessary, so that the net amount retained by the executive officer (after reduction for (i) any excise tax and (ii) any federal, state, or local tax on the tax gross-up payment) is equal to the amount of the payments under the agreement other than the tax gross-up payment.

The Chief Executive Officer's Change in Control Agreement does not contain provisions for salary and health, dental and vision plan insurance continuation because such payments and benefits are already provided for in his existing Agreement Regarding Termination Benefits. The Compensation Committee approved these changes in order to enable the executive team to assist with the evaluation of any potential business transaction independent of their own personal circumstances.

Other Arrangements

None of the executive officers or employees has severance agreements, except the Chief Executive Officer. Teradyne has a standard severance policy under which, the company may in its discretion, offer severance payments to an employee, including an executive officer, based on length of service. Any severance payments are conditioned upon the employee entering into a written severance agreement containing customary obligations, such as, non-competition, non-solicitation, non-disparagement and/or confidentiality obligations, and releasing Teradyne from any claims.

The company provides certain benefits to its retirees. Based on age and service, Messrs. Bradley and Hotchkiss qualify for such broad-based employee benefits. Therefore, at retirement, their stock options continue to vest and be available for exercise until expiration. They will also be entitled to receive a pro-rated amount of variable cash compensation at the target level through the date of their retirement. In addition, most retirees can continue in the health, dental and vision programs at a partially subsidized rate. The Pension Benefits Table on page 32 lists the present value of accumulated benefits for Messrs. Bradley and Hotchkiss. The executive officers would have received such amounts if they had retired on December 31, 2007.

The following provides the details of potential payments made to the executive officers in the event of a termination, had the termination occurred on December 31, 2007. The following table does not reflect benefits that are generally available to all salaried employees under standard company policies or benefits, such as the standard severance policy, subsidized rates for health, dental and vision programs for retirees, long-term disability, and life insurance.

	Reason for Termination (1)	Salary Continuation	Pro-rated Variable Cash Compensation (2)	Benefits Continuation	Equity Value	Gross-Up	Total
Michael A. Bradley	Not For Cause	$2,500,000	$ 0	$27,833	$ 0	$ 0	$2,527,833
	Good Reason	$2,500,000	$ 0	$27,833	$ 0	$ 0	$2,527,833
	Change in Control	$2,500,000	$ 0	$27,833	$1,521,932	$1,089,818	$5,139,583
Gregory R. Beecher	Change in Control	$1,260,000	$270,000	$22,116	$ 566,716	$ 584,977	$2,703,809
Mark E. Jagiela	Change in Control	$1,220,000	$261,429	$27,438	$ 508,508	$ 575,950	$2,593,325
Jeffrey R. Hotchkiss	Change in Control	$1,050,000	$ 0	$22,271	$ 410,180	$ 0	$1,482,451
Eileen Casal	Change in Control	$ 861,000	$152,758	$ 7,289	$ 295,433	$ 361,868	$1,678,348

(1) None of the executive officers has agreements to receive any salary continuation, variable cash compensation, benefits continuation, acceleration of equity or gross-up in the event such executive officer voluntarily terminates his or her employment with Teradyne or if that executive officer is terminated by Teradyne for cause. In the event an executive officer retires from Teradyne, such person will be entitled to the broad-based benefits provided to all employees.

(2) As of December 31, 2007, Messrs. Bradley and Hotchkiss were the only executive officers eligible to receive retirement benefits. Pro-rated variable cash compensation amounts are not included in this table because such benefits would be paid to them pursuant to broad-based retirement benefits available to employees. No additional amounts would be paid as a result of a Change in Control.

PROPOSAL NO. 2

APPROVAL OF AN AMENDMENT TO 2006 EQUITY AND CASH COMPENSATION INCENTIVE PLAN

Proposed Amendment

At the 2008 Annual Meeting, shareholders will be asked to approve an amendment that sets a $3 million per fiscal year maximum amount of variable cash compensation awards that can be paid to any participant pursuant to the 2006 Equity and Cash Compensation Incentive Plan (the "Plan"). This amendment applies only to cash awards and will not affect or change any provisions relating to equity.

The Plan was approved by the shareholders on May 25, 2006. The purpose of the Plan is to provide equity ownership in and cash compensation opportunities from Teradyne for eligible participants. Under the Plan, the Compensation Committee of the Board may approve awards which can take the form of cash or stock-based awards, which can be restricted stock units, options, stock appreciation rights, phantom stock or other awards. Awards may be issued to executive officers, employees, directors, consultants and advisors of Teradyne and its subsidiaries.

As mentioned above, the proposed amendment is solely to establish a maximum amount for cash awards. The proposed amendment does not change the aggregate number of shares of common stock authorized for issuance pursuant to the Plan. The aggregate number authorized for issuance when the Plan was adopted was 12 million shares of which approximately 10 million remained available for issuance as of January 1, 2008. All other material terms of the Plan remain the same as they were approved by the shareholders on May 25, 2006.

The amendment is being sought to qualify variable cash compensation awards granted under the Plan as performance-based compensation which is exempt from the $1 million deduction limit under Section 162(m) of the Code. If a quorum is present at the meeting, the amendment will be adopted by the shareholders if the number of votes cast "for" approval exceed the number of votes cast "against" approval. The Board approved the amendment in March 2008 and recommends the shareholders approve the amendment.

Amounts of variable cash compensation awards to be made under the Plan for 2008 and in the future cannot be determined at this time because such awards are based on performance factors which will be evaluated in the future. If the amendment is approved, such awards will not exceed $3 million per participant per fiscal year. Past variable cash compensation awards paid to executive officers during fiscal years 2007 and 2006 are reported in the "Summary Compensation Table". If the shareholders do not approve the amendment to the Plan, variable cash compensation awards will not be issued under the Plan. However, the Compensation Committee may issue other cash awards pursuant to the Plan or provide cash compensation outside of the Plan if it believes such awards are in the best interests of Teradyne, taking into account the shareholders failure to approve the amendment.

The following is a summary of the material features of the Plan. The complete text of the Plan, giving effect to the proposed amendment, is attached as *Appendix A* of the proxy.

Description of the Plan, as amended

The purpose of the Plan is to provide equity ownership and compensation opportunities in Teradyne (each, an "Award") to employees, officers, directors, consultants and advisors of Teradyne and its subsidiaries, all of whom are eligible to receive Awards under the Plan. Under present law, however, incentive stock options within the meaning of Section 422 of the Code, a type of stock-based Award that may be granted pursuant to the Plan, may only be granted to employees of Teradyne or subsidiaries of Teradyne. Any person to whom an Award is granted will be called a "Participant." There are currently approximately 3,700 employees who are eligible to be Participants in the Plan.

The Plan is administered by a committee (the "Committee") composed solely of members of Teradyne's board of directors that are "independent," as defined pursuant to Rule 10A-3(b)(1) of the Exchange Act and Rule 303A.02 of the NYSE List Company Manual. Teradyne's Compensation Committee is the Committee that administers the Plan. The Committee has the authority to grant Awards, to adopt, amend and repeal rules relating to the Plan, to interpret and correct the provisions of the Plan and any Award, and subject to the limitations of the Plan, to modify and amend any Award, except that the Committee may not reprice Awards without shareholder approval or accelerate the vesting of full-value stock-based Awards without shareholder approval other than in the event of death, disability or retirement of a Participant or an acquisition of Teradyne by another entity. The Plan also provides that authority to grant Awards to employees may be delegated to one or more executive officers of Teradyne, with certain limitations.

Awards under the Plan may be either or both stock- and cash-based. Stock-based Awards may take the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock or any other stock-based interests as the Committee shall determine.

Awards may be granted subject to time-based vesting schedules and/or performance-based vesting measured by Performance Criteria specified in an Award. If the Award is subject to Performance Criteria and the Award so provides, the Committee may appropriately evaluate achievement against Performance Criteria to take into account any of the following events that occurs during a performance period: asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax law; accounting principles or other such laws or provisions affecting reported results; accruals for reorganization and restructuring programs and any extraordinary non-recurring charges or other events. "Performance Criteria" means any one or more of the following performance criteria, applied to either Teradyne as a whole or to a division, business unit or subsidiary, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee in the Award: cash flow; earnings per share; earnings before interest, taxes and amortization; return on equity; total shareholder return; share price performance; return on capital; return on assets or net assets; revenue; income or net income; operating income or net operating income; operating profit or net operating profit; operating margin or profit margin; return on operating revenue; return on invested capital; market segment share; product release schedules; new product innovation; product cost reduction; brand recognition/acceptance; product ship targets; process improvement results; verification of business strategy and/or business plan; improvement of strategic position; adaptation to changes in the marketplace or environment; or customer satisfaction.

Stock-Based Awards

Authorized Shares. The number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan was originally 12 million shares of Common Stock in May 2006, when the Plan was first approved by the shareholders. As of January 1, 2008, the number of shares of Common Stock that remained available for issuance was approximately 10 million. The maximum number of shares of stock-based Awards that may be granted to any individual Participant under the Plan during any one fiscal year may not exceed 2 million.

Terms of Stock-Based Awards. The Committee shall determine the terms and conditions of each stock-based Award, including the number of shares subject to such Award or a formula for making this determination; the exercise or purchase price, as applicable, of such Award (subject to limitations discussed subsequently) and the means of payment for shares; the vesting schedule; the Performance Criteria, if any, that determine the number of shares or options granted, issued, retainable and/or vested; other terms and conditions on the grant, issuance and/or forfeiture of the shares or options; and such further terms and conditions as may be determined by the Committee.

Stock Options. Stock options represent the right to purchase shares of Common Stock within a specified period of time at a specified price. The exercise price for options will be not less than 100% (110% for an incentive stock option granted to a 10% or more shareholder) of the fair market value of Common Stock on the date of grant. The aggregate fair market value, determined on the date the option is granted, of the stock for which any person may be granted incentive stock options which become exercisable for the first time by such person in any calendar year cannot exceed the sum of $100,000 or such sum as is allowed by the Code (determined on the date such option is granted). No incentive stock option will be granted to a person who is not an "employee" as defined in the applicable provisions of the Code, and regulations issued thereunder. Options shall expire in ten years (five years in the case of an incentive stock option granted to a 10% or more shareholder) after the date of grant.

Each option or installment may be exercised at any time or from time to time, in whole or in part, for up to the total number of shares with respect to which it is then exercisable, by delivery of a properly signed written notice of exercise to Teradyne at its principal office address or to such transfer agent as Teradyne shall designate, or by notification to the Teradyne-designated third party commercial provider. The Committee has the right to accelerate the date of exercise of any installment of any option at any time, despite the fact that such acceleration may disqualify all or part of any option as an incentive stock option. Payment for the exercise of options under the Plan may be made by one or any combination of the following forms of payment:

- by cash or by check payable to the order of Teradyne, or by fund transfer from the holder's account maintained with the Teradyne-designated third party commercial provider, if any,
- at the discretion of the Committee, through delivery of shares of Common Stock having a fair market value equal as of the date of exercise to the cash exercise price of the option, provided that such shares were not acquired by the Participant in the prior six months, or
- at the discretion of the Committee, by delivery of a sufficient amount of the proceeds from the sale of the Common Stock acquired upon exercise of the option by the optionee's broker or selling agent.

Stock Appreciation Rights. A stock appreciation right (a "SAR") is an Award entitling the holder, upon exercise, to receive cash or shares of Common Stock, or a combination thereof, in an amount determined solely by reference to appreciation, from and after the date of grant, in the fair market value of a share of Common Stock. SARs may be granted separately from or expressly in tandem with an option. A SAR granted in tandem with an option will be exercisable only at such time or times, and to the extent, that the related option is exercisable, provided that the SAR will generally terminate upon exercise of the related option and the option will terminate and no longer be exercisable upon the exercise of the related SAR.

Restricted Stock and Restricted Stock Units. Restricted stock is Common Stock that is subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions. Restricted stock units represent the right to receive shares of Common Stock in the future, with the right to future delivery of the shares subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions. Subject to any restrictions applicable to the Award, a Participant holding restricted stock, whether vested or unvested, will be entitled to enjoy all rights of a shareholder with respect to such restricted stock, including the right to receive dividends and to vote the shares. A Participant holding restricted stock units may not vote the shares represented by those units. Restricted stock and restricted stock units issued under the Plan will be subject to minimum vesting periods of no less than 1 year for Awards subject to Performance Criteria and no less than 3 years for all other restricted stock or restricted stock unit Awards, unless the applicable restricted stock and restricted stock unit Awards fall under the exception to minimum vesting periods described below.

Phantom Stock. Phantom stock is an Award entitling recipients to receive, in cash or shares, the fair market value of shares of Common Stock upon the satisfaction of conditions specified by the Committee in connection with the grant of such Award. A Participant may not vote the shares represented by a phantom stock Award.

Other Stock-Based Awards. The Plan provides the flexibility to grant other forms of Awards based upon Common Stock, having the terms and conditions established at the time of grant by the Committee. A minimum vesting period of no less than 1 year for full-value stock-based Awards subject to Performance Criteria and no less than 3 years for all other full-value stock-based Awards is required under the Plan, unless such Awards fall under the exception to minimum vesting periods described below.

Non-Employee Director Formula Grants. The Plan provides that each non-employee director of Teradyne will be automatically granted an Award, either in equity or cash, having a fair market value equal to (1) $150,000 on the date first elected to the Board and (2) $110,000 on the first Monday in February in each year while such person continues to be a non-employee director of Teradyne. At the discretion of the Board of Directors, such Award may include any of the following, individually or in combination: a restricted stock unit, restricted stock, nonstatutory stock option, SAR or cash. Awards of restricted stock or restricted stock units to non-employee directors will have a minimum vesting period of no less than 1 year for Awards subject to Performance Criteria and no less than 3 years for all other Awards, unless such Awards fall under the exception to minimum vesting periods. Any options, SARs, phantom stock or other cash Awards issued to non-employee directors may, at the Committee's discretion, be immediately exerciseable on the date of grant. Awards granted under the Plan shall be in addition to the annual Board and committee cash retainers paid by Teradyne to non-employee directors.

Exception to Minimum Vesting Periods. The Committee can exclude from the minimum vesting period requirements up to 5% of the shares of Common Stock authorized for issuance under the Plan in the form of restricted stock Awards, restricted stock units and other stock-based Awards.

Adjustment. In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, the following shall be equitably adjusted:

- the number and class of securities available for Awards under the Plan and the per-Participant share limit,
- the number and class of securities, vesting schedule and exercise price per share subject to each outstanding Award, and
- the repurchase price per security subject to repurchase.

The terms of each other outstanding stock-based Award shall be adjusted by Teradyne (or substituted Awards may be made) to the extent the Committee shall determine, in good faith, that such an adjustment (or substitution) is appropriate.

Cash Awards

In addition to permitting cash Awards to directors as described above, the Plan also permits the grant of cash Awards either alone, in addition to, or in tandem with other Awards granted under the Plan to Participants. These cash Awards may be based on a predetermined variable compensation factor and performance criteria. The variable compensation factor is a percentage of the Participant's base annual salary, starting at 5% for new Participants. Variable compensation factors are reviewed annually and typically do not exceed 100%. If the amendment is adopted, the maximum variable cash compensation awards which any participant could receive would be limited to $3 million per fiscal year.

General Terms

Eligibility Under Section 162(m). In general, under Section 162(m) of the Code, Teradyne cannot deduct, for federal income tax purposes, compensation in excess of $1 million paid in a year to certain executive officers. This deduction limitation, however, does not apply to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. The regulations under Section 162(m) of the Code contain a "safe harbor" that treats stock options granted at fair market value as qualified performance-based compensation (assuming certain other requirements are satisfied). Teradyne considered the limitations on deduction imposed by Section 162(m) of the Code when preparing the Plan. It is Teradyne's intention that the entire amount of "qualified performance-based compensation" issued under the Plan in excess of $1 million will be deductible under Section 162(m) of the

Code. Teradyne expects that by establishing a maximum amount for variable cash compensation awards issued pursuant to the Plan, such awards may be deductible under Section 162(m) of the Code, if the amendment is approved by the shareholders.

Transferability. Except as the Committee may otherwise determine or provide in an Award, Awards may be transferred only by will or by the laws of descent and distribution; provided, however, that nonstatutory stock options may be transferred to a grantor retained annuity trust or a similar estate planning vehicle under which the trust is bound by all provisions of the option which are applicable to the holder thereof.

Treatment upon Acquisition. Unless otherwise expressly provided in the applicable Award, upon the occurrence of an acquisition of Teradyne by another entity, appropriate provision must be made for the continuation or the assumption by the surviving or acquiring entity of all Awards. In addition to or in lieu of the foregoing, the Committee may provide that Awards granted under the Plan must be exercised by a certain date or shall be terminated, that Awards shall be terminated in exchange for a cash payment, or that Awards under the Plan may be substituted for stock and stock-based awards issued by an entity acquired by or merged into Teradyne. The Committee is also authorized in connection with an acquisition of Teradyne to accelerate in full or in part any Awards of options, restricted stock, other stock-based Awards or Awards then-outstanding under the Plan that may be settled in whole or in part in cash.

Effect of Termination, Disability or Death. The Committee determines the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or designated beneficiary, may exercise rights under the Award, subject to applicable law and the provisions of the Code. The Committee is permitted to authorize in connection with the occurrence of such an event the acceleration in full or in part any Award of options or Awards that may be settled in cash. The Committee is permitted to authorize the acceleration of restricted stock or restricted stock unit Awards or other full-value stock-based Awards only in the event of the Participant's disability, death, retirement or upon the acquisition in control of Teradyne by another entity.

Amendment of Awards. The Committee may, without shareholder approval, amend, modify or terminate any outstanding Award, except that: (1) the Committee may not materially and adversely change the terms of a Participant's Award without the Participant's consent; (2) previously-issued options may not be amended without shareholder approval to reduce the price at which such previously-issued options are exercisable or to extend the period of time beyond ten years for which such previously-issued options shall be exercisable; and (3) previously-issued full-value stock-based Awards may not be accelerated without shareholder approval, other than in the event of death, disability or retirement of a Participant or an acquisition of Teradyne.

Compliance with Section 409A. The Plan and every Award made pursuant to the Plan shall be construed, administered and enforced as necessary to comply with applicable requirements of Section 409A of the Code and the Treasury and IRS rulings and regulations issued thereunder so that no Participant (without any such Participant's express written consent) incurs any of the additional tax or interest liabilities of Section 409A(a)(B) of the Code with respect to any Award.

Termination of Plan; Amendments. Awards may be granted under the Plan at any time on or prior to May 24, 2016, but Awards granted before that date may be exercised thereafter. The Committee may amend, suspend or terminate the Plan or any portion thereof at any time; provided, however, that any material amendment to the Plan will not be effective unless approved by Teradyne's shareholders. If any stock-based Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued shares covered by such Award shall again be available for the grant of Awards under the Plan.

United States Federal Income Tax Consequences

Incentive Stock Options. The following general rules are applicable under current United States federal income tax law to incentive stock options ("ISOs") granted under Teradyne's Plan.

1. In general, no taxable income results to the optionee upon the grant of an ISO or upon the issuance of shares to him or her upon the exercise of the ISO, and no corresponding federal tax deduction is allowed to Teradyne upon either grant or exercise of an ISO.

2. If shares acquired upon exercise of an ISO are not disposed of within (i) two years following the date the option was granted or (ii) one year following the date the shares are issued to the optionee pursuant to the ISO exercise (the "Holding Periods"), the difference between the amount realized on any subsequent disposition of the shares and the exercise price will generally be treated as long-term capital gain or loss to the optionee.

3. If shares acquired upon exercise of an ISO are disposed of before the Holding Periods are met (a "Disqualifying Disposition"), then in most cases the lesser of (i) any excess of the fair market value of the shares at the time of exercise of the ISO over the exercise price or (ii) the actual gain on disposition will be treated as compensation to the optionee and will be taxed as ordinary income in the year of such disposition.

4. In any year that an optionee recognizes ordinary income as the result of a Disqualifying Disposition, Teradyne generally should be entitled to a corresponding deduction for federal income tax purposes.

5. Any excess of the amount realized by the optionee as the result of a Disqualifying Disposition over the sum of (i) the exercise price and (ii) the amount of ordinary income recognized under the above rules will be treated as capital gain to the optionee.

6. Capital gain or loss recognized by an optionee upon a disposition of shares will be long-term capital gain or loss if the optionee's holding period for the shares exceeds one year.

7. An optionee may be entitled to exercise an ISO by delivering shares of Teradyne's Common Stock to Teradyne in payment of the exercise price. If an optionee exercises an ISO in such fashion, special rules will apply.

8. In addition to the tax consequences described above, the exercise of an ISO may result in additional tax liability to the optionee under the alternative minimum tax rules. The Code provides that an alternative minimum tax (at a maximum rate of 28%) will be applied against a taxable base which is equal to "alternative minimum taxable income" reduced by a statutory exemption. In general, the amount by which the value of the Common Stock received upon exercise of the ISO exceeds the exercise price is included in the optionee's alternative minimum taxable income. A taxpayer is required to pay the higher of his or her regular tax liability or the alternative minimum tax. A taxpayer that pays alternative minimum tax attributable to the exercise of an ISO may be entitled to a tax credit against his or her regular tax liability in later years.

9. Special rules apply if the stock acquired is subject to vesting, or is subject to certain restrictions on resale under federal securities laws applicable to directors, officers or 10% shareholders.

Nonstatutory Stock Options. The following general rules are applicable under current federal income tax law to options that do not qualify as ISOs ("Nonstatutory Stock Options") granted under Teradyne's Plan:

1. The optionee generally does not realize any taxable income upon the grant of a Nonstatutory Stock Option, and Teradyne is not allowed a federal income tax deduction by reason of such grant.

2. The optionee generally will recognize ordinary income at the time of exercise of a Nonstatutory Stock Option in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price.

3. When the optionee sells the shares acquired pursuant to a Nonstatutory Stock Option, he or she generally will recognize a capital gain or loss in an amount equal to the difference between the amount

realized upon the sale of the shares and his or her basis in the shares (generally, the exercise price plus the amount taxed to the optionee as ordinary income). If the optionee's holding period for the shares exceeds one year, such gain or loss will be a long-term capital gain or loss.

4. Teradyne generally should be entitled to a corresponding tax deduction for federal income tax purposes when the optionee recognizes ordinary income.

5. An optionee may be entitled to exercise a Nonstatutory Stock Option by delivering shares of Teradyne's Common Stock to Teradyne in payment of the exercise price. If an optionee exercises a Nonstatutory Stock Option in such fashion, special rules will apply.

6. Special rules apply if the stock acquired is subject to vesting, or is subject to certain restrictions on resale under federal securities laws applicable to directors, officers or 10% shareholders.

Awards and Purchases. The following general rules are applicable under current federal income tax law to awards of restricted stock and restricted stock units ("Restricted Awards"), the granting of opportunities to make direct stock purchases under Teradyne's Plan ("Purchases") or the granting of a SAR or phantom stock that is settled in shares (a "Stock-Settled Award"):

1. Persons receiving Common Stock pursuant to a Restricted Award, a Purchase or a Stock-Settled Award generally will recognize ordinary income at the time of vesting, purchase or settlement, as applicable, in an amount equal to the fair market value of the shares received, reduced by any purchase price paid, if any.

2. Teradyne generally should be entitled to a corresponding deduction for federal income tax purposes when such person recognizes ordinary income. When such Common Stock is sold, the seller generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale and the seller's tax basis in the Common Stock (generally, the amount that the seller paid for such stock plus the amount taxed to the Seller as ordinary income).

3. Special rules apply if the stock acquired pursuant to an Award of stock or direct stock purchase is subject to vesting, or is subject to certain restrictions on resale under federal securities laws applicable to directors, officers or 10% shareholders.

Cash Awards. The following general rules are applicable under current federal income tax law to cash Awards or Awards settled in cash:

1. Persons receiving a cash Award or Award settled in cash generally will recognize ordinary income equal to the amount of the cash Award.

2. Teradyne should be entitled to a corresponding deduction for federal income tax purposes at the time of making the cash Award or Award settled in cash.

The Board recommends a vote FOR approval of the amendment to the Plan.

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF AUDITORS

The Audit Committee has selected (and the Board of Directors has approved) PricewaterhouseCoopers LLP to serve as Teradyne's independent auditors for the fiscal year ending December 31, 2008. PricewaterhouseCoopers LLP, or its predecessor Coopers & Lybrand L.L.P., has served as Teradyne's auditors since 1968. Teradyne expects that a representative from PricewaterhouseCoopers LLP will be at the annual meeting, will have the opportunity to make a statement if so desired and will be available to respond to appropriate questions. The ratification of this selection is not required by the laws of The Commonwealth of Massachusetts, where Teradyne is incorporated, but the results of this vote will be considered by the Audit Committee in selecting auditors for future fiscal years.

The Board recommends a vote FOR ratification of the selection of PricewaterhouseCoopers LLP.

OTHER MATTERS

Expenses and Solicitation

Teradyne will bear the cost of solicitation of proxies, and in addition to soliciting the shareholders by mail through the regular employees, the company may request banks and brokers to solicit their customers who have stock registered in the name of a nominee and, if so, will reimburse such banks and brokers for their reasonable out-of-pocket costs. Solicitation by Teradyne's officers and employees, as well as certain outside proxy-solicitation services may also be made of some shareholders in person or by mail, telephone or facsimile following the original solicitation. Teradyne has retained Georgeson Inc. to assist with the solicitation of proxies for an estimated fee of $8,000, plus reimbursement for out-of-pocket expenses, all of which will be borne by Teradyne.

Incorporation by Reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any of Teradyne's filings with the SEC, the sections of the proxy statement entitled "Compensation Committee Report" and "Audit Committee Report" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

Householding for Shareholders Sharing the Same Address

Teradyne adopted a procedure called "householding," which has been approved by the SEC. Under householding, unless Teradyne has received contrary instructions from the shareholders, Teradyne delivers only one copy of the annual report and proxy statement to multiple shareholders who share the same address and have the same last name. This helps Teradyne reduce printing costs, mailing costs and fees. Shareholders who participate in householding will continue to receive separate proxy cards.

Upon request, Teradyne will promptly deliver another copy of the annual report and proxy statement to any shareholder at a shared address to which a single copy of such document was delivered. To receive a separate copy of the combined annual report and proxy statement, you may write or call Teradyne, Inc., 600 Riverpark Drive, North Reading, MA 01864, Attention: Investor Relations, telephone number 978-370-2425. You may also access the annual report and proxy statement on the company's website at *www.teradyne.com* under the "SEC Filings" section of the "Investors" link.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the annual report or proxy statement in the future, please contact Broadridge, Inc. ("Broadridge"), either by calling toll free at (800) 542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

APPENDIX A

TERADYNE, INC.

2006 EQUITY AND CASH COMPENSATION INCENTIVE PLAN
(as amended including proposed amendment)

1. Purpose and Eligibility.

The purpose of this 2006 Equity and Cash Compensation Incentive Plan (the "*Plan*") of Teradyne, Inc. is to provide equity ownership and compensation opportunities in the Company (each an "*Award*") to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, all of whom are eligible to receive Awards under the Plan. Any person to whom an Award has been granted under the Plan is called a "*Participant*." Additional definitions are contained in Section 14(a).

2. Administration.

a. *Administration by Committee of Independent Members of the Board of Directors.* The Plan will be administered by a committee (the "*Committee*") composed solely of members of the Board of Directors of the Company that are "independent," as defined pursuant to Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, and as proscribed under Rule 303A.02 of the New York Stock Exchange ("*NYSE*") Listed Company Manual, or any amendment, supplement or modification thereto; *provided, however*, that at any time and on any one or more occasions the Board may itself exercise any of the powers and responsibilities assigned the Committee under the Plan and when so acting shall have the benefit of all of the provisions of the Plan pertaining to the Committee's exercise of its authorities hereunder. The Committee, in its sole discretion, shall have the authority to grant Awards, to adopt, amend and repeal rules relating to the Plan, to interpret and correct the provisions of the Plan and any Award, and, subject to the limitations of the Plan, to modify and amend any Award. All decisions by the Committee shall be final and binding on all interested persons. Neither the Company nor any member of the Committee shall be liable for any action or determination relating to the Plan.

b. *Delegation to Executive Officers.* To the extent permitted by applicable law, the Committee may delegate to one or more executive officers of the Company the power to grant Awards and exercise such other powers under the Plan as the Committee may determine; *provided, however,* that the Committee shall fix the maximum number of Awards to be granted and the maximum number of shares issuable to any one Participant pursuant to Awards granted by such executive officer or officers. The Committee may, by a resolution adopted by the Committee, authorize one or more executive officers of the Company to do one or both of the following: (i) designate employees of the Company or of any of its subsidiaries to be recipients of Awards and (ii) determine the number, type and terms of such Awards to be received by such employees, subject to the limitations of the Plan; *provided, however*, that, in each case, the resolution so authorizing such officer or officers shall specify the maximum number and type of Awards such officer or officers may so award. The Committee may not authorize an officer to designate himself or herself as a recipient of any such Awards or to grant Awards to other executive officers of the Company.

3. Stock Available for Awards.

a. *Number of Shares.* Subject to adjustment under Section 3(c), the aggregate number of shares (the "*Authorized Shares*") of the Company's common stock, $0.125 par value per share (the "*Common Stock*"), that may be issued pursuant to the Plan shall be 12,000,000 shares of Common Stock. If any Award expires, is terminated, surrendered, forfeited, expires unexercised, is settled in cash in lieu of Common Stock or is exchanged for other Awards, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares. Notwithstanding anything to the contrary in this Plan, the foregoing limitations shall be subject to adjustment under Section 3(c), but only to the extent that such adjustment will not affect the status of any Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

b. *Per-Participant Limit.* Subject to adjustment under Section 3(c), no Participant may be granted stock-based Awards during any one fiscal year to purchase more than 2,000,000 shares of Common Stock.

c. *Adjustment to Common Stock.* In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, (i) the number and class of securities available for Awards under the Plan and the per-Participant share limit, (ii) the number and class of securities, vesting schedule and exercise price per share subject to each outstanding stock-based Award, (iii) the repurchase price per security subject to repurchase, and (iv) the terms of each other outstanding stock-based Award shall be adjusted by the Company (or substituted Awards may be made) to the extent the Committee shall determine, in good faith, that such an adjustment (or substitution) is appropriate. If Section 11(f)(i) applies for any event, this Section 3(c) shall not be applicable.

d. *Fractional Shares.* No fractional shares shall be issued under the Plan and the Participant shall, at the Committee's discretion, receive either cash in lieu of such fractional shares or a full share for each fractional share.

4. Stock Options.

a. *General.* The Committee may grant options to purchase Common Stock (each, an "*Option*") and determine the terms and conditions of each Option, including, but not limited to (i) the number of shares subject to such Option or a formula for determining such, (ii) subject to Section 4(e) hereof, the exercise price of the Options and the means of payment for the shares, (iii) the Performance Criteria (as defined in Section 11(d)), if any, and level of achievement of such Performance Criteria that shall determine the number of shares or Options granted, issued, retainable and/or vested, (iv) the terms and conditions of the grant, issuance and/or forfeiture of the shares or Options, and (v) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan.

b. *Incentive Stock Options.* An Option that the Committee intends to be an "incentive stock option" as defined in Section 422 of the Code (an "*Incentive Stock Option*") shall be granted only to employees of the Company and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Committee and the Company shall have no liability if an Option or any part thereof that is intended to be an Incentive Stock Option does not qualify as such.

c. *Nonstatutory Stock Options.* An Option or any part thereof that does not qualify as an Incentive Stock Option is referred to herein as a "*Nonstatutory Stock Option.*"

d. *Dollar Limitation.* For so long as the Code shall so provide, Options granted to any employee under the Plan (and any other plans of the Company) which are intended to constitute Incentive Stock Options shall not constitute Incentive Stock Options to the extent that such Options, in the aggregate, become exercisable for the first time in any one calendar year for shares of Common Stock with an aggregate Fair Market Value (as defined in Section 14 and determined as of the respective date or dates of grant) of more than $100,000 (or such other limit as may be provided by the Code). To the extent that any such Incentive Stock Options exceed the $100,000 limitation (or such other limit as may be provided by the Code), such Options shall be Nonstatutory Stock Options.

e. *Exercise Price.* The Committee shall establish the exercise price (or determine the method by which the exercise price shall be established) at the time each Option is granted and specify the exercise price in the applicable Option agreement, *provided*, that the exercise price per share specified in the agreement relating to each Option granted under the Plan shall not be less than the Fair Market Value per share of Common Stock on the date of such grant. In the case of an Incentive Stock Option to be granted to an employee owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the

Company, the price per share specified in the agreement relating to such Incentive Stock Option shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the date of grant (or such other limit as may be provided by the Code). For purposes of determining stock ownership under this subsection, the rules of Section 424(d) of the Code shall apply. Subject to Section 3(c), an Option may not be amended subsequent to its issuance to reduce the price at which it is exercisable unless such amendment is approved by the Company's shareholders.

f. *Duration of Options*. Each Option shall be exercisable at such times and subject to such terms, conditions and expiration as the Committee may specify in the applicable Option agreement; *provided*, that no Option shall be exercisable for a period of time greater than ten (10) years from the date of grant of such Option; *provided, further*, that Incentive Stock Options granted to an employee owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company shall be exercisable for a maximum of five (5) years from the date of grant of such Option (or such other limit as may be provided by the Code). For purposes of determining stock ownership under this subsection, the rules of Section 424(d) of the Code shall apply.

g. *Vesting of Options*. Subject to Section 11(f) and Section 11(j) and except as provided in Section 13, at the time of the grant of an Option, the Committee shall establish a vesting date or vesting dates with respect to the shares of Common Stock covered by such Options. The Committee may establish vesting dates based upon the passage of time and/or the satisfaction of Performance Criteria or other conditions as deemed appropriate by the Committee.

h. *Exercise of Option*. Options may be exercised only by delivery to the Company at its principal office address or to such transfer agent as the Company shall designate of a written notice of exercise specifying the number of shares as to which such Option is being exercised, signed by the proper person, or by notification of the Company-designated third party commercial provider (the "*Third Party Commercial Provider*"), in accordance with the procedures approved by the Company and to which the holder of the Option shall have ongoing access by means of accessing such person's account maintained with the Third Party Commercial Provider, together with payment in full as specified in Section 4(i) for the number of shares for which the Option is exercised.

i. *Payment Upon Exercise*. Common Stock purchased upon the exercise of an Option shall be paid for by one or any combination of the following forms of payment:

(i) in United States dollars in cash or by check payable to order of the Company or by fund transfer from the Option holder's account maintained with the Third Party Commercial Provider;

(ii) at the discretion of the Committee, through delivery of shares of Common Stock having a Fair Market Value equal as of the date of the exercise to the cash exercise price of the Option, *provided*, that such shares were not acquired by the Participant in the prior six months;

(iii) at the discretion of the Committee and consistent with applicable law, through the delivery of an assignment to the Company of a sufficient amount of the proceeds from the sale of the Common Stock acquired upon exercise of the Option and an authorization to the Third Party Commercial Provider to pay that amount to the Company, which sale shall be at the Participant's direction at the time of exercise; or

(iv) at the discretion of the Committee, by any combination of (i), (ii), or (iii) above.

If the Committee exercises its discretion to permit payment of the exercise price of an Incentive Stock Option by means of the methods set forth in clauses (ii), (iii) or (iv) of the preceding sentence, such discretion shall be exercised in writing in the instrument evidencing the Award of the Incentive Stock Option.

j. *Notice to Company of Disqualifying Disposition*. By accepting an Incentive Stock Option granted under the Plan, each optionee agrees to notify the Company in writing immediately after such optionee makes a disqualifying disposition of any stock acquired pursuant to the exercise of the Incentive Stock Options. A "disqualifying disposition" is generally any disposition occurring on or before the later of (a) the date two years following the date the Incentive Stock Option was granted or (b) the date one year following the date the Incentive Stock Option was exercised.

k. *Issuances of Securities.* Except as provided in Section 3(c) or as otherwise expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Options. No adjustments shall be made for dividends paid in cash or in property other than securities of the Company.

5. Stock Appreciation Rights

a. *General.* A Stock Appreciation Right (a "*SAR*") is an Award entitling the holder, upon exercise, to receive an amount in cash or Common Stock, or a combination thereof (such form to be determined by the Committee), determined solely by reference to appreciation, from and after the date of grant, in the Fair Market Value of a share of Common Stock. The date as of which such appreciation or other measure is determined shall be the exercise date of the SAR Award.

b. *Grants.* SARs may be granted in tandem with, or independently of, Options granted under the Plan.

(1) *Tandem Awards.* When SARs are expressly granted in tandem with Options: (i) the SARs will be exercisable only at such time or times, and to the extent, that the related Option is exercisable, and will be exercisable in accordance with the procedure required for exercise of the related Option; (ii) the SARs will terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a SAR granted with respect to less than the full number of shares covered by an Option will not be terminated until and only to the extent that the number of shares as to which the related Option has been exercised or has terminated exceeds the number of shares not covered by the SAR; (iii) the Option will terminate and no longer be exercisable upon the exercise of the related SAR; and (iv) the SAR will be transferable only with the related Option.

(2) *Independent Stock Appreciation Rights.* A SAR not expressly granted in tandem with an Option will become exercisable at such time or times, and on such conditions, as the Committee may specify in the SAR Award.

c. *Terms and Conditions.* The Committee shall determine all terms and conditions of a SAR Award, including, but not limited to (i) the number of shares subject to such SAR Award or a formula for determining such, (ii) the Performance Criteria, if any, and level of achievement of such Performance Criteria that shall determine the number of shares granted, issued, retainable and/or vested or the amount of cash payable, (iii) the terms and conditions on the grant, issuance and/or forfeiture of the shares, and (iv) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan.

d. *Vesting of SAR Awards.* Subject to Section 11(f) and Section 11(j), at the time of the grant of a SAR Award, the Committee shall establish a vesting date or vesting dates with respect to such SAR Award, *provided* that SARs awarded in tandem with Options shall be subject to the same vesting date or vesting dates established by the Committee pursuant to Section 4(g) for such related Options and shall be exercisable only to the extent that such related Option shall then be exercisable. The Committee may establish vesting dates based upon the passage of time and/or the satisfaction of Performance Criteria or other conditions as deemed appropriate by the Committee.

6. Restricted Stock.

a. *Grants.* The Committee may grant Awards entitling recipients to acquire shares of Common Stock, subject to (i) delivery to the Company by the Participant of cash, a check or other sufficient legal consideration in an amount at least equal to the par value of the shares purchased, (ii) the right of the Company to repurchase or reacquire all or part of such shares at their issue price or other stated or formula price from the Participant in the event that conditions specified by the Committee in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Committee for such Award (each, a "*Restricted Stock Award*"), and (iii) Section 6(b).

b. *Terms and Conditions.* A Participant that is the holder of a Restricted Stock Award, whether vested or unvested, shall be entitled to enjoy all shareholder rights with respect to the shares of Common Stock underlying such Restricted Stock Award, including the right to receive dividends and vote such shares. Subject to Section 6(c), the Committee shall determine all terms and conditions of any such Restricted Stock Award, including, but not limited to (i) the number of shares subject to such Restricted Stock Award or a formula for determining such, (ii) the purchase price of the shares, if any, and the means of payment for the shares, (iii) the Performance Criteria, if any, and level of achievement of such Performance Criteria that shall determine the number of shares granted, issued, retainable and/or vested, (iv) the terms and conditions on the grant, issuance and/or forfeiture of the shares, and (v) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan. At the Committee's election, shares of Common Stock issued in respect of a Restricted Stock Award may be (i) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapses, or (ii) evidenced by a stock certificate that may bear a legend indicating that the ownership of the shares of Common Stock represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Restricted Stock Award. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant. All certificates registered in the name of the Participant shall, unless otherwise determined by the Committee, be deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). After the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or, if the Participant has died, to the beneficiary designated by the Participant, in a manner determined by the Committee, to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "*Designated Beneficiary*"). In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant's estate.

c. *Vesting of Restricted Stock.* Subject to Section 11(f) and Section 11(j), at the time of the grant of a Restricted Stock Award, the Committee shall establish a vesting date or vesting dates with respect to the shares of Common Stock covered by such Restricted Stock Award, which vesting dates may be based upon the passage of time and/or the satisfaction of Performance Criteria or other conditions as deemed appropriate by the Committee; *provided*, that all Restricted Stock Awards, other than Awards granted under Section 11(l), shall have a minimum vesting period of no less than one (1) year for Restricted Stock Awards granted subject to Performance Criteria and no less than three (3) years for all other Restricted Stock Awards.

7. Restricted Stock Unit.

a. *Grants.* The Committee may grant Awards entitling recipients to acquire shares of Common Stock in the future, with the future delivery of the Common Stock subject to a risk of forfeiture or other restrictions that will lapse upon the satisfaction of one or more specified conditions (each, a "*Restricted Stock Unit*").

b. *Terms and Conditions.* Subject to Section 7(c), the Committee shall determine all terms and conditions of any such Restricted Stock Unit, including, but not limited to (i) the number of shares subject to such Restricted Stock Unit or a formula for determining such, (ii) the purchase price of the shares, if any, and the means of payment for the shares, (iii) the Performance Criteria, if any, and level of achievement of such Performance Criteria that shall determine the number of shares granted, issued, retainable and/or vested, (iv) the terms and conditions on the grant, issuance and/or forfeiture of the shares, and (v) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan. A Participant may not vote the shares represented by a Restricted Stock Unit. A Restricted Stock Unit may be settled in cash or Common Stock, as determined by the Committee, with the amount of the cash payment based on the Fair Market Value of the shares of Common Stock at the time of vesting. Any such settlements may be subject to such conditions, restrictions and contingencies as the Committee shall establish.

c. *Vesting of Restricted Stock Unit.* Subject to Section 11(f) and Section 11(j), at the time of the grant of a Restricted Stock Unit, the Committee shall establish a vesting date or vesting dates with respect to the shares of Common Stock covered by such Restricted Stock Unit, which vesting dates may be based upon the passage of time and/or the satisfaction of Performance Criteria or other conditions as deemed appropriate by the Committee; *provided*, that all Awards of Restricted Stock Units, other than Awards granted under Section 11(l), shall have a minimum vesting period of no less than one (1) year for Restricted Stock Units granted subject to Performance Criteria and no less than three (3) years for all other Restricted Stock Units.

8. Phantom Stock.

a. *General.* The Committee may grant Awards entitling recipients to receive, in cash or shares, the Fair Market Value of shares of Common Stock ("*Phantom Stock*") upon the satisfaction of one or more specified conditions.

b. *Terms and Conditions.* Subject to Section 8(c), the Committee shall determine the terms and conditions of a Phantom Stock Award, including, but not limited to (i) the number of shares subject to or represented by such Phantom Stock Award or a formula for determining such, (ii) the purchase price of the shares, if any, and the means of payment for the shares, (iii) the Performance Criteria, if any, and level of achievement of such Performance Criteria that shall determine the number of shares granted, issued, retainable and/or vested or the amount of cash payable, (iv) the terms and conditions on the grant, issuance and/or forfeiture of the shares or Phantom Stock Award, and (v) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan. A Participant may not vote the shares represented by a Phantom Stock Award. Any settlements of Phantom Stock Awards may be subject to such conditions, restrictions and contingencies as the Committee shall establish.

c. *Vesting of Phantom Stock.* Subject to Section 11(f) and Section 11(j), at the time of the grant of a Phantom Stock Award, the Committee shall establish a vesting date or vesting dates with respect to such Phantom Stock Award. The Committee may establish vesting dates based upon the passage of time and/or the satisfaction of Performance Criteria or other conditions as deemed appropriate by the Committee.

9. Other Stock-Based Awards.

The Committee shall have the right to grant other Awards based upon the Common Stock and having such terms and conditions as the Committee may determine, including, without limitation, the grant of shares based upon certain conditions and/or Performance Criteria, the grant of securities convertible into Common Stock and the grant of stock units. The Committee shall determine the terms and conditions of any such Awards, including, but not limited to (i) the number of shares subject to such Award or a formula for determining such, (ii) the purchase price of the shares, if any, and the means of payment for the shares, (iii) the Performance Criteria, if any, and level of achievement of such Performance Criteria that shall determine the number of shares granted, issued, retainable and/or vested, (iv) the terms and conditions on the grant, issuance and/or forfeiture of the shares or Award, and (v) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan. Subject to Section 11(f) and Section 11(j), at the time of the grant of an Award under this Section 9, the Committee shall establish a vesting date or vesting dates with respect to such Award, which vesting date may be based upon the passage of time and/or the satisfaction of Performance Criteria or other conditions as deemed appropriate by the Committee; *provided*, that all Full Value Awards granted under this Section 9, other than Full Value Awards granted under Section 11(l) herein, shall have a minimum vesting period of no less than one (1) year for Full Value Awards subject to Performance Criteria and no less than three (3) years for all other Full Value Awards granted hereunder.

10. Cash Awards.

a. *Grants.* The Committee may grant cash awards (each, a "*Cash Award*"), either alone, in addition to, or in tandem with other Awards granted under the Plan.

b. *Terms and Conditions.* The Committee shall determine the terms and conditions of any such Cash Award. From time to time, the Committee shall establish administrative rules and procedures governing the administration of Cash Awards.

c. *Variable Compensation Awards.* A Cash Award that the Committee intends to be a "*Variable Compensation Award*" subject to Section 162(m) of the Code, provides a variable compensation payment each year to the Company's executive officers and certain eligible senior employees each year based on certain Performance Criteria that may include, among other criteria, overall corporate and/or individual business group's or division's performance during the prior fiscal year, as determined by the Committee. Variable Compensation Awards are calculated based on a percentage of the Participant's base annual salary ("*Variable Compensation Factor*") and start at 5% for new Participants. Variable Compensation Factors are reviewed annually and typically do not exceed 100%. A newly hired executive officer or employee, who is approved for eligibility for Variable Compensation Awards, will be eligible to receive a Variable Compensation Award for their first year of employment, pro-rated from the date of hire. The Committee may rely upon the recommendation of the Company's senior management in granting Variable Compensation Awards to eligible Participants who do not constitute executive officers of the Company, including as to the amount and terms of any such Awards and the satisfaction of Performance Criteria. No Participant may be granted Variable Compensation Awards that would result in a payment of more than $3 million during any one fiscal year.

11. General Provisions Applicable to Awards.

a. *Transferability of Awards.* Except as the Committee may otherwise determine or provide in an Award, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant, *provided, however,* that Nonstatutory Stock Options may be transferred to a grantor-retained annuity trust or a similar estate-planning vehicle in which the trust is bound by all provisions of the Option which are applicable to the Participant. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees of such an Option.

b. *Documentation.* Each Award granted under the Plan, with the exception of Cash Awards, shall be evidenced by a written Award agreement in such form as the Committee shall from time to time approve. Award agreements shall comply with the terms and conditions of the Plan and may contain such other provisions not inconsistent with the terms and conditions of the Plan as the Committee shall deem advisable. In the case of an Incentive Stock Option, the Award agreement shall contain, or refer to, such provisions relating to exercise and other matters as are required of "incentive stock options" under the Code. Award agreements may be evidenced by an electronic transmission (including an e-mail or reference to a website or other URL) sent to the Participant through the Company's normal process for communicating electronically with its employees. As a condition to receiving an Award, the Committee may require the Participant to affirmatively accept the Award and agree to the terms and conditions set forth in the Award agreement by physically and/or electronically executing the Award agreement or by otherwise physically and/or electronically acknowledging such acceptance and agreement. With or without such affirmative acceptance, however, the Committee may prescribe conditions (including the exercise or attempted exercise of any benefit conferred by the Award) under which the proposed Participant may be deemed to have accepted the Award and agreed to the terms and conditions set forth in the Award agreement.

c. *Committee Discretion.* The terms of each type of Award need not be identical, and the Committee need not treat Participants uniformly.

d. *Performance Criteria.* For purposes of this Plan, the term "*Performance Criteria*" shall mean any one or more of the following performance criteria, applied to either the Company as a whole or to a division, business unit or Subsidiary, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee in the Award: cash flow; earnings per share; earnings before interest, taxes and amortization; return on equity; total shareholder return; share price performance; return on capital; return on assets or net assets; revenue; income or net income; operating income or net operating income; operating profit or net operating profit; operating margin or profit margin; return on operating revenue; return on invested capital; market segment share; product release schedules; new product innovation; product cost reduction; brand recognition/acceptance; product ship targets; process improvement results; verification of business strategy and/or business plan; improvement of strategic position; adaptation to changes in the marketplace or environment; or customer satisfaction. If the Award so provides, the Committee may appropriately evaluate achievement against Performance Criteria to take into account any of the following events that occurs during a performance period: asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax law; accounting principles or other such laws or provisions affecting reported results; accruals for reorganization and restructuring programs and any extraordinary non-recurring charges or other events. The Committee may prescribe the foregoing criteria either individually or in combination. The Committee's determination of the achievement of any Performance Criteria shall be conclusive. The minimum vesting period for all Full Value Awards granting shares of Common Stock subject to Performance Criteria, other than Full Value Awards granted under Section 11(l) herein, shall be no less than one (1) year.

e. *Termination of Status*. Except as otherwise specified herein, the Committee shall determine the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award under such circumstances, subject to applicable law and the provisions of the Code.

f. *Acquisition or Liquidation of the Company.*

(i) *Consequences of an Acquisition*. If the Company is to be consolidated with or acquired by another entity in a merger or other reorganization in which the holders of the outstanding voting stock of the Company immediately preceding the consummation of such event shall, immediately following such event, hold, as a group, less than a majority of the voting securities of the surviving or successor entity, or in the event of a sale of all or substantially all of the Company's assets or otherwise (each, an "*Acquisition*"), the Committee or the board of directors of any entity assuming the obligations of the Company hereunder (the "*Successor Committee*"), shall, as to outstanding Awards, either (A) make appropriate provision for the continuation of such Awards by substituting on an equitable basis for the shares then subject to such Awards either (1) the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition, (2) shares of stock of the surviving or successor corporation or (3) such other securities as the Committee or the Successor Committee deems appropriate, the Fair Market Value of which shall not materially exceed the Fair Market Value of the shares of Common Stock subject to such Awards immediately preceding the Acquisition; or (B) upon written notice to the Participants, provide that all Awards must be exercised, to the extent then exercisable or to be exercisable as a result of the Acquisition, within a specified number of days of the date of such notice, at the end of which period the Awards shall terminate; or (C) terminate all Awards in exchange for a cash payment equal to the excess, if any, of the Fair Market Value of the shares subject to such Awards (to the extent then exercisable or to be exercisable as a result of the Acquisition) over the exercise price thereof, if any; or (D) in the case of Awards that may be settled in whole or in part in cash, provide for equitable treatment of such Awards.

(ii) *Substitution of Awards Upon Certain Events*. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Committee may grant Awards under the Plan in substitution for stock and stock-based awards issued by such entity or an affiliate thereof. The substitute Awards shall be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

(iii) *Liquidation or Dissolution*. In the event of the proposed liquidation or dissolution of the Company, each Award, except for Cash Awards already earned, to the extent not then exercised or vested, will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by the Committee.

g. *Withholding*. Each Participant shall pay to the Company, or make provisions satisfactory to the Company for payment, of any taxes required by law to be withheld in connection with Awards to such Participant no later than the date of the event creating the tax withholding obligation. The Committee may allow Participants to satisfy such tax withholding obligations in whole or in part by transferring shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value. The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant.

h. *Amendment of Awards*. The Committee may amend, modify or terminate any outstanding Award including, but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, the vesting provisions (subject to the minimum vesting requirements set forth herein), Performance Criteria, or level of achievement of Performance Criteria, and converting an Incentive Stock Option to a Nonstatutory Stock Option; *provided that,* except as otherwise provided in Section 11(f)(i), the Participant's consent to such action shall be required unless the Committee determines that the action, taking into account any related action, would not materially and adversely affect the Participant; *provided, further*, that subject to Section 3(c), an Option may not be amended subsequent to its issuance either to reduce the price at which such previously issued Option is exercisable or to extend the period of time for which such previously-issued Option shall be exercisable beyond ten (10) years unless such amendment is approved by the Company's shareholders. Furthermore, no Option shall be canceled and replaced with Options having a lower exercise price unless such cancellation and exchange is approved by the Company's shareholders.

i. *Conditions on Delivery of Stock*. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations, and (iv) the Participant has paid to the Company, or made provisions satisfactory to the Company for payment of, any taxes required by law to be withheld in connection with the Award.

j. *Acceleration*. The Committee may at any time provide (i) that any Option shall become immediately exercisable in full or in part, (ii) that Awards that may be settled in whole or in part in cash may become immediately exercisable in full or in part, and (iii) in connection with the disability, death or retirement of a Participant or in connection with an event contemplated by Section 11(f)(i), (A) that any Restricted Stock Award or Restricted Stock Unit shall become exercisable in full or in part or shall be free of some or all restrictions or the risk of forfeiture or (B) that any other Full Value Award shall become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be. The Committee may take the actions contemplated by the preceding sentence despite the fact that such actions may (x) cause the application of Sections 280G and 4999 of the Code if an event contemplated by Section 11(f)(i) occurs, or (y) disqualify all or part of an Option as an Incentive Stock Option. In the event of the acceleration of the exercisability of one or more outstanding Options, including pursuant to Section 11(f)(i), the Committee may provide, as a condition of accelerated exercisability of any or all such Options, that the Common Stock or other substituted consideration, including cash, as to which exercisability has been accelerated shall be restricted and subject to forfeiture back to the Company at the election of the Company at the cost thereof upon termination of employment or other relationship, with the timing and other terms of the vesting of such restricted Common Stock or other consideration being not less favorable to the Participant than the timing and other terms of the superseded vesting schedule of the related Option.

k. *Option or SAR Award Exchange.* The Committee may, from time to time, upon obtaining shareholder approval therefor, undertake an exchange program under which employees deemed eligible by the Committee may elect to surrender for cancellation then existing Awards under the Plan or outstanding, unexercised options previously granted under the Company's 1991 Employee Stock Option Plan, 1997 Employee Stock Option Plan and 1996 Non-Employee Director Stock Option Plan, that have, at the time, an exercise price at or above a level determined by the Board of Directors or the Committee in exchange for cash and/or another Award under the Plan, the form of such consideration to be determined by the Committee.

l. *Exception to Minimum Vesting Periods.* The Committee may grant up to 5% of the maximum, aggregate shares of Common Stock authorized for issuance hereunder in the form of Restricted Stock Awards, Restricted Stock Units and other Awards based upon Common Stock that do not comply with the minimum vesting periods set forth in Sections 6(c), 7(c), 9 and 13.

m. *Compliance with Section 409A.* Any other provision of the Plan or any Award to the contrary notwithstanding, the Plan and every Award hereunder shall be construed, administered and enforced as necessary to comply with applicable requirements of Section 409A of the Code and the Treasury and IRS rulings and regulations issued thereunder, so that no Participant shall (without such Participant's express written consent) incur any of the additional tax or interest liabilities of Section 409A(a)(B) of the Code with respect to any Award. The Plan and each Award are hereby modified and limited as necessary to comply with applicable requirements of Section 409A.

12. Foreign Jurisdictions.

To the extent that the Committee determines that the material terms set by the Committee or imposed by the Plan preclude the achievement of the material purposes of the Plan in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those terms and provide for such other terms and conditions as the Committee determines to be necessary, appropriate or desirable to accommodate differences in local law, policy or custom or to facilitate administration of the Plan. The Committee may adopt or approve sub-plans, appendices or supplements to, or amendments, restatements or alternative versions of, the Plan as it may consider necessary, appropriate or desirable for such purpose, without thereby affecting the terms of the Plan as in effect for any other purpose. The special terms and any appendices, supplements, amendments, restatements or alternative versions, however, shall not include any provisions that are inconsistent with the terms of the Plan as then in effect, unless the Plan could have been amended to eliminate such inconsistency without further approval by the shareholders. The Committee shall also have the authority and discretion to delegate the foregoing powers to appropriate officers of the Company.

13. Grant of Awards to Non-Employee Directors.

Each person who is a member of the Board of Directors and who is not an employee of the Company (each, a "*Non-Employee Director*") shall be automatically granted Awards having a Fair Market Value or exerciseable for shares having a Fair Market Value, as the case may be, on the day of such grant as follows:

a. on the date such Non-Employee Director is first elected to the Board of Directors, equal to $150,000; and

b. on the first Monday in February in each year, equal to $110,000.

Awards granted under this Section 13 may be any of the following: Restricted Stock Units, Restricted Stock, Nonstatutory Stock Options, SARs, or cash, or a combination of the foregoing. Awards granted under the Plan shall be in addition to the annual Board and Committee cash retainers paid by the Company to the Non-Employee Directors. The type of Awards granted under this Section 13 shall be determined, in each instance, at the Committee's discretion (subject to the foregoing limitations). The number of shares, if any, covered by Awards granted under this Section 13 shall be subject to adjustment in accordance with the provisions of Section 3(c) of this Plan. Subject to Section 11(f) and Section 11(j), an Award of Restricted Stock or Restricted Stock Units granted pursuant to this Section 13 shall have a minimum vesting period of no less than one (1) year for Restricted Stock or Restricted Stock Units granted subject to Performance Criteria and no less than three (3) years for all other Restricted Stock or Restricted Stock Units granted, unless such Award is granted under Section 11(l), and shall expire on the date which is ten (10) years after the date of grant of such Award. Any Options, SARs or other cash Awards granted pursuant to this Section 13 may, at the Committee's discretion, be immediately exercisable in their entirety on the date of grant.

14. Miscellaneous.

a. *Definitions.*

(i) "*Company*" for purposes of eligibility under the Plan, shall include Teradyne, Inc. and any present or future subsidiary corporations of Teradyne, Inc., as defined in Section 424(f) of the Code (a "*Subsidiary*"), and any present or future parent corporation of Teradyne, Inc., as defined in Section 424(e) of the Code. For purposes of Awards other than Incentive Stock Options, the term "*Company*" shall include any other entity in which the Company has a direct or indirect significant interest, as determined by the Committee in its sole discretion.

(ii) "*Code*" means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

(iii) "*Employee*" for purposes of eligibility under the Plan shall include a person to whom an offer of employment has been extended by the Company and who has actually commenced employment with the Company, whether full or part-time status.

(iv) "*Fair Market Value*" of the Company's Common Stock on any date means (i) the closing price (on that date) of the Common Stock on the principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not then traded on a national securities exchange; or (iii) if the Common Stock is not publicly traded, the fair market value of the Common Stock as determined by the Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Stock in private transactions negotiated at arm's length; *provided*, that, in all events the Fair Market Value shall represent the Committee's good faith determination of the fair market value of the Common Stock. The Committee's determination shall be conclusive as to the Fair Market Value of the Common Stock.

(v) "*Full Value Awards*" means Restricted Stock, Restricted Stock Units and Awards other than (a) Options or (b) SARs or (c) Cash Awards or (d) other stock-based Awards for which the Participant pays the intrinsic value (whether directly or by forgoing a right to receive a cash payment from the Company).

b. *Legal Consideration for Issuance of Shares.* Unless otherwise determined by the Committee, in the case of Awards of Restricted Stock, Restricted Stock Units, or Awards that are settled in whole or in part with shares of Common Stock, to the extent such Awards do not otherwise require the payment by the Participant of cash consideration that exceeds the par value of the shares of Common Stock received in connection therewith, the services rendered or to be rendered by the Participant shall satisfy the legal requirement of payment of par value for such shares of Common Stock.

c. *No Right To Employment or Other Status.* No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan.

d. *No Rights As Shareholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a shareholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder thereof.

e. *Effective Date and Term of Plan.* The Plan shall become effective on the date on which it is approved by the shareholders of the Company (the "*Effective Date*"). No Awards shall be granted under the Plan after the completion of ten (10) years from the Effective Date, but Awards previously granted may extend beyond that date.

f. *Amendment of Plan.* The Committee may amend this Plan at any time, provided that any material amendment to the Plan will not be effective unless approved by the Company's shareholders. For this purpose, a material amendment is any amendment that would (i) other than pursuant to Section 3(c), materially increase either the aggregate number of shares of Common Stock available for issuance under the Plan; or the maximum number of shares of Common Stock issuable in one fiscal year to a Participant; (ii) expand or limit the class of persons eligible to receive Awards or otherwise participate in the Plan; (iii) subject to Section 3(c), reduce the price at which a previously-issued Option is exercisable or extend the period of time for which a previously-issued Option shall be exercisable beyond ten (10) years; (iv) subject to Section 11(f) and Section 11(j), amend the minimum vesting provisions of Full Value Awards; or (v) require shareholder approval pursuant to the requirements of the NYSE and/or any other exchange on which the Company is then listed or pursuant to applicable law.

g. *Governing Law.* The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of The Commonwealth of Massachusetts, exclusive of reference to rules and principles of conflicts of law.



[illegible]

Increasing Shareholder Value

So, my letter this year includes no explanations of why it's tough to make money in a volatile market like ours. Instead, I'll focus on what all our people are doing to increase shareholder value independent of market conditions.

Let's start with Semiconductor Test, a market that, last year, represented both 80 percent of our revenue, and 87 percent of our R&D investments. In 2007, we continued our market share momentum, tacking on close to three more points of share gain in the wake of a near three-point gain in 2006. Thus we strengthened our position as the number one player in this space, with more than a 35 percent share, almost double our closest competitor.

We saw record sales of our FLEX® family of systems combine with strong J750 system sales to give us an installed base of more than 4,000 current-generation systems. These join over 6,000 prior-generation systems deployed in advanced semiconductor facilities around the world.

We gained a jump-start into the fast growing flash memory test market by adding an established flash memory test business to our portfolio through the acquisition of Nextest and its Magnum product line. When the acquisition was completed in early 2008, we had expanded our total served market in the semiconductor test arena by more than 25 percent.

And we entered 2008 having readied the launch of our broadest array of new products in recent memory: two new J750 models (one for image sensors and one for LCD drivers); the state-of-the-art UltraWave RF subsystem; the UltraPin800 digital option; and a high-density, smaller footprint UltraFLEX-HD. This pipeline of new products is expected to deliver between $150 and $200 million in additional bookings in 2008, with one-third of that coming from new customers.

In 2007, our Systems Test businesses for defense and aerospace, automotive diagnostics and circuit-board test and inspection weathered a 16 percent drop in sales. That decline was driven by a second half slowdown in the commercial board test market and reduced automotive program buying. But new growth engines for the coming years were created as well, through our expansion into commercial airline test and wins in major defense programs.



Constant Focus on Productivity and Costs

Manufacturing transfers to our Asian subcontractor partners continued on schedule in 2007 and when that program is completed with the UltraFLEX™ system transfer, we will have seen more than two points in gross margin improvement. At that point, essentially all of our Semi Test systems will be shipping to customers directly from Asia.



Our constant focus on costs, fueled by relentless attention to productivity initiatives across every function of the company, will enable us to exit 2008 with a fixed cost structure nearly identical to that at the end of 2007... despite the addition of over $100 million in revenue from Nextest.

And the balance sheet remains rock solid. During 2007, we repurchased shares totaling $274 million and ended the year with cash reserves of $743 million, allowing us to complete the Nextest acquisition without a penny of debt on the books.



DRAM
$1 Billion
Memory Test
Flash
$750 Million
SOC Test
$2.5 Billion
Teradyne Semiconductor Test
According to Teradyne and Industry Sources

Teradyne Expands Total Available Market

Because Testing Matters SM

At Teradyne, we remain energized by our mission to improve the dependability of the billions of electronic devices that earn the Teradyne quality stamp on shop floors around the world each year.

In fact, it's likely that Teradyne testing has already affected you today... whether you were surfing the Web, making an important cell phone call, jamming on your brakes to avoid an accident, or just enjoying the latest tunes on your MP3 player. When that piece of complex technology performed the way it was designed, you were part of a global community of people who count on Teradyne® test systems to make their lives safer, more connected, more informed and more enjoyable.

In that instant, you became one of the reasons why we know that testing matters today like never before.

Mike

Mike Bradley
President and CEO

END

TERADYNE
Because Testing Matters

Teradyne, Inc.
600 Riverpark Drive
North Reading, MA 01864
978.370.2700

www.teradyne.com